SL Green Realty Corp. / 2007 Annual Report




NYSE



SL Green Realty Corp. is a self-administered and self-managed real estate investment trust, or REIT, that predominantly acquires, owns, repositions and manages Manhattan office properties. The Company is the only publicly held REIT that specializes in this niche. As of December 31, 2007, the Company owned 32 New York City office properties totaling approximately 24,728,200 rentable square feet, making it New York's largest office landlord. In addition, SL Green holds investment interests in, among other things, eight retail properties encompassing approximately 353,939 square feet, a development property encompassing approximately 85,000 square feet and two land interests, along with ownership of 36 suburban assets totaling 7,867,500 rentable square feet in Brooklyn, Queens, Long Island, Westchester County, Connecticut and New Jersey.

SL Green Realty Corp.
Ten Years and Growing
1997–2007



In our first ten years as a public company, SL Green has built up a stellar portfolio of fortress office towers, serving high quality tenants, in the center of the greatest market for commercial real estate in the world. For our shareholders and the city we love, we continue to be an engine of growth and continual renewal.

To Our Fellow Shareholders



Marc Holliday
Chief Executive Officer;
Director, Executive Committee

Stephen L. Green
Chairman of the Board;
Executive Officer

It's a real pleasure to tell you about our many accomplishments in 2007. Our 10th year as a public company was a year in which we grew substantially, delivered record earnings and positioned ourselves extremely well for the future.

Unfortunately, it was also a year in which SL Green's share price clearly failed to reflect our results. In this letter to you, we'll discuss the reasons for that inconsistency.

ACQUISITIONS

The major growth driver for SL Green in 2007 was the $6 billion acquisition of Reckson Associates, a transaction completed in January. It brought five of New York City's finest office buildings, totaling 4.2 million square feet, into our core portfolio. We also took ownership of Reckson's best suburban assets in Westchester County and Connecticut while simultaneously selling off the remainder of the portfolio. So, in a single stroke, the Reckson acquisition added 31 properties totaling 9.3 million square feet.

We also grew in 2007 through $3.4 billion of individual property acquisitions — a mix of transactions that were both strategic and opportunistic. These included:

1745 Broadway. This Class A trophy is net-leased by Random House and serves as the publishing giant's world headquarters. We were able to invest in the property through a joint venture with SITQ and the Witkoff Group — two organizations with whom we have built solid working relationships.

333 West 34th Street. With large floor plates and a great location near New York City's planned Hudson Yards massive redevelopment project, this property will be repositioned to meet the continuing strong demand for large, high-quality blocks of space in Midtown Manhattan following the planned departure of the current tenant at the end of 2009.

331 Madison Avenue and 48 East 43rd Street. These two boutique office properties stand adjacent to our 317 Madison Avenue property, creating the potential for redevelopment and significant value growth at this high-potential Grand Central submarket. While we wait for the optimal time to pursue that redevelopment, we expect to benefit from the buildings' high current occupancy.

16 Court Street. Brooklyn's most prominent office tower, located at Borough Hall and its important transportation center, also features the area's best retail location. Shortly after acquiring the landmark, we entered into a joint venture agreement with The City Investment Fund, further demonstrating the attractiveness of this asset as well as the strength of our relationships with our prominent real estate partners.

1 & 2 Jericho Plaza. This first-quarter preemptive, off-market, opportunistic acquisition of the superbly located, credit-tenanted Long Island office campus was a pure value-add play based on our track record of generating outsized returns in suburban New Jersey and New York. Onyx Equities and Credit Suisse also recognized the embedded value in the asset and took the opportunity to strategically partner with us.

1010 Washington Boulevard. This two-building suburban office complex sits across the street from a Class A property we acquired separately in the Reckson transaction. The high-occupancy buildings are positioned well in Connecticut's very strong Stamford submarket, a short distance from the city's key transportation links.

One Madison Avenue. We purchased the joint venture interest held by our affiliate, Gramercy Capital Corp., thereby paving the way for the eventual redevelopment of the property, which serves as the headquarters of Credit Suisse. The redevelopment may include the addition of an office or residential tower overlooking historic Madison Square Park.

Fee Interest Acquisitions: 885 Third Avenue, also known as "The Lipstick Building," is one of New York City's most recognizable office towers. We partnered with Gramercy to purchase a majority fee interest plus a leasehold interest. We also partnered with Gramercy on the acquisition of the fee interest in Two Herald Square on 34th Street and Broadway, the heart of 34th Street retail. Both investments provide long-term, stable returns in addition to ownership interests in two of Midtown's highly identifiable addresses.

And finally...

388 and 390 Greenwich Street. The home of Citigroup, the global financial services giant, who signed a 13-year triple-net lease with annual rent increases, as part of the December sale to us of this 2.6-million-square-foot complex. One of the crown jewels of Lower Manhattan, this property ended up in the SL Green portfolio soon after it went on the market. This happened for several reasons: We made an attractive offer while exercising discipline and not getting caught up in a bidding war. We had ready access to sufficient financing and equity capital. Our reputation for being willing and able to complete deals helped. And we already had a good relationship with Citigroup, for whom we serve as landlord in several other locations.

ADDITIONAL PORTFOLIO ACTIVITY

We also realized large gains on several office property sales in 2007, and redeployed the proceeds in a tax-efficient manner. Another example of value growth came from our stewardship of 485 Lexington, an office property that we repositioned, re-branded, and re-leased together with 750 Third Avenue as "Grand Central Square." We had purchased the property in 2004 for $225 million, or $244 per square foot. Three years later, our refinancing of the property valued it at $578 million, or $630 per square foot.

Likewise, based on rents being negotiated with new and renewing tenants, our repositioning of 100 Park Avenue has been a remarkable success. We have nearly completed our approximately $70 million capital improvement program designed to bring it up to Class A standards, and since we began the repositioning, we have executed more than 280,000 square feet of leases. Our asking rents, which began in the low $40's per square foot for the lower floors, have increased considerably — to $100 per square foot in the tower floors. These rent increases should drive up the building's value dramatically. Beyond our leasing accomplishments, our intensive efforts were also recognized by the Building Owners and Managers Association (BOMA) — 100 Park Avenue received the Pinnacle Award for Renovated Building of the Year.

We are seeing extraordinary value gains also in our retail property investment program. The most dramatic example in 2007 was at 717 Fifth Avenue, where we and our joint venture partner Jeff Sutton own a condominium interest. After buying out the previous retail tenant for $25 million, we nearly doubled the rent for the new store and succeeded in finding new, better credit-quality tenants for the office space we own there. We estimate that these moves created $125 million in value beyond the total amount we invested.

We believe we made the right moves in 2007 to prune the portfolio strategically — picking the right time to harvest gains. In January, our goal for the year was to sell at least $1 billion of non-core assets. We ended up selling $2 billion. This huge increase came after we saw the signs of a softening market early in the year. We quickly got out ahead of that, achieving results that would not have been as achievable if we had waited until later in 2007 or until 2008. These sales generated over $1 billion of gain resulting in staggering returns on equity.

FINANCIAL PERFORMANCE

On the financial front, we again delivered record earnings. This included annual FFO growth of 25.4%, to $5.78 per share (diluted). And we increased our dividend paid to shareholders by 12.5%. Even though we retain the maximum earnings allowable as a REIT, this was the *ninth consecutive year* in which we increased our dividend.

Likewise, our leasing results were strong again in 2007, as we completed 349 transactions totaling approximately 2.3 million square feet portfolio wide and maintained an occupancy of 96.6% in Manhattan and 92.0% in the suburban portfolio.

So, in the face of all this good news, why did the share price of SL Green stock fall sharply in 2007?

There are a number of contributing factors that affected all of the nation's office REITs in 2007, leading to a sector-wide drop of more than 26%: deterioration in the U.S. economy, concerns about future job growth, the fallout from the home mortgage sector meltdown causing liquidity to evaporate from the market and of course the fear of declining commercial property values.

In addition to these factors, there was and continues to be investor nervousness about the New York City business climate in particular. While our portfolio concentration in New York may be our greatest strength in the long term, many investors have been concerned about the immediate prospects for job losses in the financial services industry and the resulting impact on local office space demand.

We understand those concerns and our leasing efforts will no doubt be affected — especially given that the financial services firms are the city's largest space users. But we believe it's premature to conclude that the possible flattening or reduction of office space use by these firms will bring market-wide occupancy levels down significantly for any substantial time period. Historically, the firms have planned their space needs for the long term and users from other industries have also helped to offset short-term drops in financial sector demand. In addition, space remains very tight, with very little construction in the pipeline, which also should keep occupancy high relative to the rest of the U.S.

Nevertheless, it's easy to see why our share price was penalized in 2007. But it is still hard to stomach, especially in a year when we closed the Reckson transaction and posted a record 25% growth in FFO.

The fact remains, though, that SL Green is extremely strong—stronger than at any time in its history. The company is well capitalized, we have a strong balance sheet, with debt completely under control, our banking relationships are very stable as well, and perhaps most importantly, the management team that has put all these things in place — and that has produced the sector's best operating results over the past several years and created the largest owner of commercial properties in New York City — remains at the helm.

The SL Green office property portfolio is well positioned, with high-quality buildings surrounding major transit hubs and thoroughfares. As described above, many of them have significant value-gain opportunities embedded in them. Occupancy remains very high, with property income ready to rise when low in-place rents roll over to far higher current market levels.

Non-core activities not only diversify our income stream, but they also provide new opportunistic investment possibilities. Our retail investment program continues to produce incredible opportunities, such as the project underway to develop a new flagship store in Times Square for American Eagle Outfitters. Our direct structured finance activities enable us to capitalize on the market's need for financing while positioning us to take advantage of other investment opportunities that may emerge from distressed situations. And our relationship with Gramercy not only provides a steady stream of management fees, but also co-investment opportunities and stock ownership participation in a company that is profitable and is doubling in size this year with the acquisition of American Financial Realty Trust.

IN CLOSING

One year ago, after an incredible 2006, we told you that we were poised to meet our challenging objectives and deliver industry-leading performance for another year. We delivered on those objectives, even though the stock market did not recognize our accomplishments. In time, we feel the market will begin again to do so, as long as we continue to produce superior results and growth in earnings. We feel confident that we can do so, and we hope you share that confidence.



Marc Holliday
Chief Executive Officer;
Director,
Executive Committee



Stephen L. Green
Chairman of the Board,
Executive Officer

2007 Financial Highlights

YEAR ENDED DECEMBER 31, *(In thousands of dollars, except per share and rentable square feet data)*	2007	2006	% Change
Total Revenue	$ 1,054,523	$ 493,827	113.5
Net Income	$ 640,535	$ 200,844	218.9
Net Income Per Common Share *(diluted)*	$ 10.78	$ 4.38	146.1
Funds from Operations [1]	$ 357,957	$ 223,634	60.1
Funds from Operations Per Share *(diluted)*	$ 5.78	$ 4.61	25.4
Total Market Capitalization	$ 13,284,141	$ 10,257,625	29.5
Net Rentable Square Feet in Manhattan *(including joint ventures)*	24,728,200	18,965,900	30.4
Annual Dividend (Per Common Share)	$ 2.89	$ 2.50	15.6

[1] A reconciliation of FFO to net income computed in accordance with GAAP is provided on page 72.

Executive Management







Andrew W. Mathias
President and
Chief Investment
Officer

Gregory F. Hughes
Chief Financial
Officer, Chief
Operating Officer

Andrew S. Levine
Chief Legal Officer—
General Counsel



Steven M. Durels
Executive
Vice President,
Director of Leasing
and Real Property



Edward V. Piccinich
Executive
Vice President,
Director of
Management
& Construction



Neil H. Kessner
Executive
Vice President,
General Counsel—
Real Property







A History of Performance

1997 2007


SL GREEN
$608.02
S&P REIT
INDEX
$376.79
S&P 500
$192.68

TOTAL RETURN TO SHAREHOLDERS
Based on $100 Investment made 8/15/97 (IPO) (diluted, in dollars)


1.40 1.40 1.41 1.48 1.60 1.79 1.90 2.04 2.22 2.50 2.89

DIVIDENDS PAID
(in dollars per share)


3.32 6.30 8.50 8.66 10.00 11.50 15.10 17.00 18.16 18.97 24.70

SQUARE FEET OWNED
(in millions of SF, Manhattan only)


0.51 0.85 1.17 1.44 1.80 2.10 3.30 4.60 6.30 10.30 13.30

TOTAL MARKET CAPITALIZATION
(in billions of dollars)


1.70 1.94 2.29 2.67 3.00 3.32 3.48 3.77 4.16 4.61 5.78

FUNDS FROM OPERATIONS PER SHARE
(diluted, in dollars)





A PIECE OF NEW YORK

To celebrate SL Green's past and to welcome its future, we all gathered where it officially began—on the celebrated floor of the NYSE, where on August 20, 1997, SL Green Realty Corp. stock (NYSE: SLG) began trading.



Epic / SL Green properties
rise above an epic and heroic
urban landscape—in the
midst of a thriving, teeming,
living monument to human
ambition and action
that Vonnegut rightly called,
"*Skyscraper National Park.*"
In the heart of Midtown,
we command the pinnacles
of success.



View of Manhattan from One Court Square, Long Island City – January 21, 2008, 7.15 AM and 5.00 PM







388–390 GREENWICH STREET
The iconic Hudson River waterfront campus, Citigroup's Manhattan quarters, straddles the Tribeca and World Trade Center submarkets and commands one of New York Harbor's most spectacular views. This 2.6 million square foot, $1.6 billion, acquisition in December 2007—the fourth biggest building sale in U.S. history—topped off the Company's 10th year as a publicly-traded REIT and further solidified its status as New York City's leading office landlord.

Opposite: view downtown from 388 Greenwich Street



1745 BROADWAY
Panoramic views of Central Park and the vast Midtown landscape, coupled with its striking glass exterior, enhance this trophy tower's presence along the dynamic Times Square corridor, just south of Columbus Circle. The ideal headquarters address for its sole tenant, media conglomerate Random House.

Opposite: views North and East from 1745 Broadway



THE RECKSON ACQUISITION

(LOVE SCULPTURE OUTSIDE 1350 AVENUE OF THE AMERICAS)

Five outstanding office towers totaling over four million square feet of prime Midtown office space. Plus a formidable portfolio of strategically located suburban assets. With one stroke, SL Green cemented its standing as Manhattan's dominant commercial office property owner and became the nation's third largest office REIT.

Opposite: 810 Seventh Ave





2007
Highlights
Acquired $7 billion of Manhattan commercial office properties in 2007, encompassing 10.6 million square feet
1997 vs. 2007
data reflects Manhattan portfolio
Total Office Properties
1997 6
2007 32

Harvested $1.8 billion of non-core New York City assets generating more than $1 billion of realized gains

Increased Funds From Operations (FFO) by 25% year-over-year and declared a common stock dividend increase of 12.5%

Signed 296 office leases portfolio wide totaling more than 2.1 million rentable square feet

Total Portfolio Square Footage	
1997	1,187,000 sf
2007	24,728,200 sf

Total Number of Tenants	
1997	189
2007	1008

Average Tenant Size	
1997	6,280 sf
2007	24,530 sf





Energy / New York City

pulses with boundless energy. That's what you find in the people of SL Green. And it's something we share with our tenants. The critica mass of talent and means concentrated here drives th unique value of prime real estate in this, the city that never sleeps.








1515 BROADWAY
VISITOR CHECK-IN



New York City is the nexus of drive, opportunity and power – a capital of commerce relentlessly productive and self-perpetuating...






919



New York Made The World Look Up.

NEW YORK CITY founded itself on trade in the 17th century, and ever since that legendary 24 dollars worth of trinkets changed hands, it's been of trade, by trade and for trade. With ceaseless energy Manhattan grew into a global business leader. This came about by design and by inclination and, most crucially of all, by location. And here it thrives, at the nexus of drive, opportunity and power – a capital of commerce, relentlessly productive and self-perpetuating and endlessly morphing. What a place to call home.

Approaching Midtown from either shore, in the distance the skyline resembles nothing less than the pulse of the metropolis, graphing the powerful heartbeat of New York City, its culture and the very idea of success unbound.

New Yorkers congregate and buzz during the endless working hours, layers upon layers of them in the buildings of the Skyscraper National Park, floor by floor by floor, up into the sky. Meanwhile countless others throng the streets in constant motion, in this most walkable of world capitals, everybody having someplace to go. As heaving buses, darting cabs, rumbling subways, and flurries of pedestrians go flying by, there is one thing all would agree upon: things happen here. And for a reason.

The City makes and remakes itself continually, like some creature from myth…and nothing is more real, more inescapably alive. The energy is palpable, the denizens thrive in it – people with wit and grit and style and spark. New York City is continually perfecting, reimagining and outdoing itself, within the canyons of the skyscrapers. New towers and developments. Continuous expansions and total renovations. The iron song of high-rise construction. A gap appears here, a gaping hole there, but not for long…and suddenly a street front is revealed, transfigured, elevated and peopled anew.

A city continually reshaped by desire and nerve, by visions and bold calculation, by dreams and action. A capital of earning and doing. An original metropolis of outsized deeds, of inspiration and vantages, of cold hard steel, stone, glass and the brightest of lights.

The original City That Never Sleeps thrums and bops nonstop. So vibrant, so multi-dimensional. In size alone, the City's central business district (CBD) is bigger than the combined CBDs of Los Angeles, San Francisco, Chicago, Boston, Philadelphia and Washington D.C. No other market can equal the stream of talent, knowledge and capital that flows through New York City every day.

The whole of Midtown – our town – pulses as a dynamic hub. Millions of workers and dwellers and daytrippers and visitors circulate through its heart daily. The population of Manhattan doubles by day, with an influx of nearly 1.5 million commuters. The nightlife glows into the dawn with an intensity and wonder all its own.
















NEW YORK CITY, The City, is the center of the universe to its inhabitants and the many industries that call it home – financial services, insurance, fashion, advertising, retail, pharma, accounting, media, publishing, professional sports, the arts, healthcare, real estate. It's also our city.

Our Manhattan is a city of cities, with its hundreds of neighborhoods, villages, districts and zones that, individually, within them have more going on than the leading cities of most states. And all of those seemingly distinct areas are metropolized, made into one, intermingled and held together at the core... in Midtown, where commerce and art and humanity collide in the most creative of ways. That's our turf.

There is no better venue for our business. Our properties are anchored in the energetic core. We provide premier addresses to numerous industry leaders and top-tier tenants in the center of it all. They are right where they need to be – so are we.

In our tenth year as a public company, and our twenty-seventh as a force in Manhattan's revitalization, SL Green stands as the premier office landlord in New York City.

We started out on side streets, remaking and reinvigorating venerable buildings. We now dot the Avenues with enviable towers in the best locations.

From the get-go, we have taken the epic scale and relentless energy of this most remarkable city and made it our own. Individually, that energy has always been a part of each one of us. Collectively, we remain a singular REIT focused on the center of this iconic city, this global capital of capital. We own and manage a stellar portfolio of fortress properties – superbly located landmark office towers concentrated in and around the hub of Midtown.

Through our efforts and diligence and insight and stalwart conviction, we have grown into national prominence as a REIT. Just as important to us, we have made ourselves an integral and resilient part of the City's living history and the future we share.
And that's just how we like it.

New York City is our home.
It is our business.
We are SL Green.







LO
VE


GRAYBAR

...thronging the streets in constant motion, in this most walkable of world capitals, everybody having someplace to go.















Experience / The operational excellence we bring, and the tenant experience we deliver, are simply unparalleled. We partner with diverse tenants of the highest quality to meet their unique and challenging needs. From truly distinctive office environments near Manhattan's primary transportation hubs to retail showcases along the most heavily trafficked sidewalks in the world to well-situated suburban options, we give our tenants only the best.

HOPLITE OFFICES

Focus and resolve converge with brilliance and energy at 810 Seventh Avenue — in the entryway of Hoplite's striking offices on the 34th Floor. A powerful visual reference to the boutique hedge fund's strategic vision and vast potential.



PARAMOUNT SCREENING ROOM

Before the red carpet is rolled out at Paramount's sensational, celebrity packed film premiers, illustrious casts and crews convene for private viewings in the major motion picture conglomerate's exquisitely discreet screening room at 1515 Broadway.



NATIONAL HOCKEY LEAGUE OFFICES

Intensity. Strength. Quickness. Excitement. Dominance.
The very sensations one gets from the sport of ice hockey
are exemplified in the NHL's sleek, cool, headquarters office
at 1185 Avenue of the Americas.


NHL

ZELNICKMEDIA CORPORATION OFFICES

An elite private equity partnership immersed in the animated, vivacious world of interactive media requires a unique balance of creativity, drive, and intellect—all of which are combined at 19 West 44th Street in ZelnickMedia's inspirational corporate office.



BCBG MAX AZRIA FLAGSHIP STORE

Fashion house BCBG Max Azria's motto "Bon Chic, Bon Genre"—translation "good style, good attitude"—not only applies to its chic, flirty women's clothing and accessories, but also to its contemporary retail store at 461 Fifth Avenue.

COUTURE SHOWROOM

The subtle elegance of this couture showroom coyly contradicts the magnitude of the decisions made within its walls—where fashion's most influential meet to continually redefine iconic American style.





SPOTLIGHT CLUB

Budding reality stars are broadcast on jumbotrons in the heart of Times Square while hip and trendy cuisine is served to their critics at Spotlight Live—a lavish karaoke restaurant on the bowtie of Times Square.

CONDÉ NAST CAFETERIA

Why go out when you can stay in and dine in this crisp, clean cafeteria at 750 Third Avenue? For the employees of this prominent international publication corporation, lunch at the office takes on an entirely new meaning.





In the renowned art deco lobby of 220 East 42nd Street, the famed emblem of The Daily Planet—for which Clark Kent (Superman) toiled—continually churns along with life in Manhattan, 24/7.


MECCA
CAIRO
JERUSALEM
NEW DELHI
GIBRALTAR
ATHENS
MADRID
ISTANBUL
ROME
GENEVA
VIENNA
PARIS
BERLIN
MOSCOW
LONDON

THE CW11 WPIX TELEVISION STUDIOS

Keeping true to its name, The News Building—named for its former headquarters tenant the Daily News—is now home to the up-to-the-minute, Emmy award winning news team of the CW11, the flagship station of The CW Television Network.


cw11

The SL Green Portfolio

This is our New York. A skyline unto itself. An integral part of one of the world's most recognizable skylines. A stronghold of stunning edifices. Individually, each building has its own unique qualities—distinctive histories, stories, tenants and exteriors. Collectively, our properties represent more than 24 million square feet—the largest commercial office portfolio in the city.


MADISON AVENUE
LEXINGTON AVENUE
THIRD AVENUE
PARK AVENUE


NINTH AVENUE
AVENUE OF THE AMERICAS
BROADWAY
COLUMBUS CIRCLE
CENTRAL PARK

Ten Years of Growth:
New York City Portfolio 1997–2007

Commerical Portfolio Properties

Retail Portfolio Properties

Net Lease Acquisitions

02
1515 Broadway

01
One Park Avenue
1370 Broadway
469 Seventh Avenue
317 Madison Avenue

00
100 Park Avenue
180 Madison Avenue

99
555 West 57th Street
286 Madison Avenue
290 Madison Avenue
292 Madison Avenue
90 Broad Street
1250 Broadway

98
420 Lexington Avenue
1466 Broadway
321 West 44th Street
440 Ninth Avenue
711 Third Avenue
1412 Broadway

97
673 First Avenue
470 Park Avenue South
36 West 44th Street Center
70 West 36th Street
1414 Avenue of the Americas
29 West 35th Street
1372 Broadway
1140 Avenue of the Americas
50 West 23rd Street
110 East 42nd Street
17 Battery Place
633 Third Avenue

388–390 Greenwich Street
1185 Avenue of the Americas
120 West 45th Street

1350 Avenue of the Americas

810 Seventh Avenue

919 Third Avenue

One Court Square

331 Madison Avenue

1745 Broadway

333 West 34th Street

180 Broadway

Two Herald Square

06

885 Third Avenue

21-29 West 34th Street

521 Fifth Avenue

609 Fifth Avenue

717 Fifth Avenue

05

800 Third Avenue

28 West 44th Street

One Madison Avenue – Clock Tower

One Madison Avenue

1551–1555 Broadway

1604 Broadway

00

379 West Broadway

141 Fifth Avenue

485 Lexington Avenue

03

625 Madison Avenue

750 Third Avenue

461 Fifth Avenue

1221 Avenue of the Americas

19 West 44th Street

125 Broad Street

220 East 42nd Street

The New York City Portfolio

A solid foundation and core strength promote stability and growth. Our foundation and our core is Midtown Manhattan — the strongest office market in the nation. Since 1997, we have assembled a centralized portfolio of premier commercial office properties strategically concentrated in the areas surrounding Grand Central Terminal, one of New York's chief transportation centers. In 2007, our Manhattan holdings included more than 9 million square feet situated around the historic hub, with others boasting coveted addresses along Avenue of the Americas, Broadway, and Madison Avenue.


CENTRAL PARK
LEXINGTON AVENUE
TIMES SQUARE
GRAND CENTRAL TERMINAL
BRYANT PARK
NINTH AVENUE
BROADWAY
FIFTH AVENUE
8
31
23
9
21
20
30
25
12
14
13
22
17
27
19
1
11
2
29
3
5
10
7
24
15
18
6
26
16
28

SL Green Realty Corp. NYC PORTFOLIO

Map Key	Properties	Submarket	Ownership	Rentable Sq. Feet	Percent of Total Sq. Feet	Percent Occupancy 12/31/07
PROPERTIES 100% OWNED						
	2007 "Same Store"					
1	19 West 44th Street	Midtown	Fee Interest	292,000	1	100.0
2	220 East 42nd Street	Grand Central	Fee Interest	1,135,000	5	99.4
3	28 West 44th Street	Midtown	Fee Interest	359,000	1	96.9
4	317 Madison Avenue	Grand Central	Fee Interest	450,000	2	89.6
5	420 Lexington Ave (Graybar)	Grand Central North	Operating Sublease	1,188,000	5	93.3
6	440 Ninth Avenue	Penn Station	Fee Interest	339,000	1	99.4
7	461 Fifth Avenue	Midtown	Leasehold Interest[1]	200,000	1	98.8
8	555 West 57th Street	Midtown West	Fee Interest	941,000	4	99.6
9	625 Madison Avenue	Plaza District	Leasehold Interest	563,000	2	97.6
10	673 First Avenue	Grand Central South	Leasehold Interest	422,000	2	99.8
11	711 Third Avenue	Grand Central North	Operating Sublease[2]	524,000	2	94.3
12	750 Third Avenue	Grand Central North	Fee Interest	780,000	3	98.4
	SUBTOTAL/WEIGHTED AVERAGE			**7,193,000**	**29**	**97.1**
	2007 Adjustments					
13	485 Lexington Avenue	Grand Central North	Fee Interest	921,000	4	98.8
14	609 Fifth Avenue	Rockefeller Center	Fee Interest	160,000	1	99.5
15	1372 Broadway	Garment	Fee Interest	508,000	2	99.8
16	One Madison Avenue	Park Avenue South	Fee Interest	1,176,900	5	99.8
17	331 Madison Avenue	Grand Central	Fee Interest	114,900	0	100.0
18	333 West 34th Street	Penn Station	Fee Interest	345,400	1	100.0
19	120 West 45th Street	Midtown	Fee Interest	440,000	2	99.0
20	810 Seventh Avenue	Times Square	Fee Interest	692,000	3	96.6
21	919 Third Avenue	Grand Central North	Fee Interest	1,454,000	6	99.9
22	1185 Avenue of the Americas	Rockefeller Center	Leasehold Interest	1,062,000	4	90.9
23	1350 Avenue of the Americas	Rockefeller Center	Fee Interest	562,000	2	91.7
	SUBTOTAL/WEIGHTED AVERAGE			**7,436,200**	**30**	**97.5**
	TOTAL/WEIGHTED AVERAGE PROPERTIES 100% OWNED			**14,629,200**	**59**	**97.3**
PROPERTIES < 100% OWNED (UNCONSOLIDATED)						
	2007 "Same Store"					
24	100 Park Avenue 50%	Grand Central South	Fee Interest	834,000	3	74.0
25	1221 Avenue of the Americas 45%	Rockefeller Center	Fee Interest	2,550,000	10	93.9
26	1250 Broadway 55%	Penn Station	Fee Interest	670,000	3	98.6
27	1515 Broadway 55%	Times Square	Fee Interest	1,750,000	7	99.0
	SUBTOTAL/WEIGHTED AVERAGE			**5,804,000**	**23**	**93.1**
	2007 Adjustments					
28	388 & 390 Greenwich Street 50.6%	Downtown	Fee Interest	2,635,000	11	100.0
29	521 Fifth Avenue 50.1%	Grand Central	Leasehold Interest	460,000	2	96.9
30	800 Third Avenue 47.4%	Grand Central North	Fee Interest	526,000	2	94.7
31	1745 Broadway 32.3%	Midtown	Fee Interest	674,000	3	100.0
	SUBTOTAL/WEIGHTED AVERAGE			**4,295,000**	**17**	**99.0**
	TOTAL/WEIGHTED AVERAGE PROPERTIES LESS THAN 100% OWNED			**10,099,000**	**30**	**95.6**
	YEAR END 2007 GRAND TOTAL			**24,728,200**	**100**	**96.6**

(1) Fixed Price Option to Acquire the Fee.

(2) Including Ownership of 50% in Building Fee.

Map Key	Properties	Submarket	Ownership	Rentable Sq. Feet	Percent of Total Sq. Feet	Percent Occupancy 12/31/07
RETAIL, DEVELOPMENT & LAND						
32	141 Fifth Avenue 50%	Flatiron	Fee Interest	21,500	5	100.0
33	150 Grand Street	White Plains	Fee Interest	85,000	19	10.6
34	1551-1555 Broadway 50%	Times Square	Fee Interest	25,600	6	100.0
35	1604 Broadway 63%	Times Square	Leasehold Interest	29,876	7	100.0
36	180 Broadway 50%	Cast Iron/Soho	Fee Interest	24,307	6	81.1
37	21-25 West 34th Street 50%	Herald Square/Penn Station	Fee Interest	30,100	7	100.0
38	27-29 West 34th Street 50%	Herald Square/Penn Station	Fee Interest	41,000	9	100.0
39	379 West Broadway 45%	Cast Iron/Soho	Leasehold Interest	62,006	14	100.0
40	717 Fifth Avenue 92%	Midtown/Plaza District	Fee Interest	119,550	27	87.6
41	Two Herald Square 55%	Herald Square/Penn Station	Fee Interest	N/A	N/A	-
42	885 Third Avenue 55%	Midtown/Plaza District	Fee Interest	N/A	N/A	-
	TOTAL/WEIGHTED AVERAGE RETAIL/DEVELOPMENT PROPERTIES & LAND			**438,939**	**100**	N/A

The Suburban Portfolio

The strategic extension of SL Green's Manhattan portfolio into prime suburban locations came by way of the Reckson acquisition. Well located assets in high-growth areas in Westchester County, Connecticut, Brooklyn, Long Island, Queens and New Jersey enhance our ability to meet the demands of tenants with multiple location needs, creating value-add growth possibilities outside our core portfolio.



SL Green Realty Corp. SUBURBAN PORTFOLIO

Map Key	Properties	Submarket	Ownership	Rentable Sq. Feet	Percent of Total Sq. Feet	Percent Occupancy 12/31/07
PROPERTIES 100% OWNED – 2007 ADJUSTMENTS						
	Westchester					
1	1100 King Street – 1 Int'l Drive	Rye Brook, Westchester	Fee Interest	90,000	1	100.0
2	1100 King Street – 2 Int'l Drive	Rye Brook, Westchester	Fee Interest	90,000	1	76.3
3	1100 King Street – 3 Int'l Drive	Rye Brook, Westchester	Fee Interest	90,000	1	96.0
4	1100 King Street – 4 Int'l Drive	Rye Brook, Westchester	Fee Interest	90,000	1	98.4
5	1100 King Street – 5 Int'l Drive	Rye Brook, Westchester	Fee Interest	90,000	1	97.1
6	1100 King Street – 6 Int'l Drive	Rye Brook, Westchester	Fee Interest	90,000	1	100.0
7	100 White Plains Road	Tarrytown, Westchester	Fee Interest(1)	6,000	0	100.0
8	120 White Plains Road	Tarrytown, Westchester	Fee Interest(1)	205,000	3	97.6
9	520 White Plains Road	Tarrytown, Westchester	Fee Interest	180,000	2	85.3
10	115-117 Stevens Avenue	Valhalla, Westchester	Fee Interest	178,000	2	65.2
11	100 Summit Lake Drive	Valhalla, Westchester	Fee Interest	250,000	3	87.4
12	200 Summit Lake Drive	Valhalla, Westchester	Fee Interest	245,000	3	95.7
13	500 Summit Lake Drive	Valhalla, Westchester	Fee Interest	228,000	3	77.1
14	140 Grand Street	White Plains, Westchester	Fee Interest	130,100	2	80.0
15	360 Hamilton Avenue	White Plains, Westchester	Fee Interest	384,000	5	100.0
16	399 Knollwood Road	White Plains, Westchester	Fee Interest	145,000	2	98.9
	Connecticut					
17	1 Landmark Square	Stamford, Connecticut	Fee Interest	312,000	4	86.5
18	2 Landmark Square	Stamford, Connecticut	Fee Interest	46,000	1	73.7
19	3 Landmark Square	Stamford, Connecticut	Fee Interest	130,000	2	93.1
20	4 Landmark Square	Stamford, Connecticut	Fee Interest	105,000	1	79.3
21	5 Landmark Square	Stamford, Connecticut	Fee Interest	61,000	1	100.0
22	6 Landmark Square	Stamford, Connecticut	Fee Interest	172,000	2	78.3
23	7 Landmark Square	Stamford, Connecticut	Fee Interest	36,800	0	10.8
24	300 Main Street	Stamford, Connecticut	Fee Interest	130,000	2	95.3
25	680 Washington Boulevard	Stamford, Connecticut	Fee Interest(1)	133,000	2	94.7
26	750 Washington Boulevard	Stamford, Connecticut	Fee Interest(1)	192,000	2	98.5
27	1010 Washington Boulevard	Stamford, Connecticut	Fee Interest	143,400	2	95.6
28	1055 Washington Boulevard	Stamford, Connecticut	Leasehold Interest	182,000	2	89.5
29	500 West Putnam Avenue	Greenwich, Connecticut	Fee Interest	121,500	2	94.4
	New Jersey					
30	55 Corporate Drive, NJ	Bridgewater, New Jersey	Fee Interest(2)	670,000	9	100.0
	SUBTOTAL/WEIGHTED AVERAGE CONSOLIDATED PROPERTIES 100% OWNED			**4,925,800**	**63**	**90.9**
PROPERTIES < 100% OWNED (UNCONSOLIDATED)						
	2007 Adjustments					
31	The Meadows 25%	Rutherford, New Jersey	Fee Interest(3)	582,100	7	81.3
32	16 Court Street 35%	Brooklyn, NY	Fee Interest	317,600	4	80.8
33	Jericho Plaza 20.26%	Jericho, New York	Fee Interest(3)	640,000	8	98.4
34	One Court Square 30%	Long Island City, New York	Fee Interest	1,402,000	18	100.0
	SUBTOTAL/WEIGHTED AVERAGE UNCONSOLIDATED			**2,941,700**	**37**	**93.9**
	YEAR END 2007 GRAND TOTAL			**7,867,500**	**100**	**92.0**

Index to Financial Information

Selected Financial Data

The following table sets forth our selected financial data and should be read in conjunction with our Financial Statements and notes thereto included in "Financial Statements and Supplementary Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report.

In connection with this Annual Report, we are restating our historical audited consolidated financial statements as a result of Statement of Financial Accounting Standards No. 144, or SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." During the periods presented below, we classified properties as held for sale and, in compliance with SFAS No. 144, have reported revenue and expenses from these properties as discontinued operations, net of minority interest, for each period presented in our Annual Report. This reclassification had no effect on our reported net income or funds from operations.

We are also providing updated summary selected financial information, which is included below reflecting the prior period reclassification as discontinued operations of the property classified as held for sale during 2007.

	Year Ended December 31,				
Operating Data (in thousands, except per share data)	2007	2006	2005	2004	2003
Total revenue	$1,054,523	$493,827	$368,684	$276,482	$219,543
Operating expenses	215,030	107,128	81,877	63,958	54,217
Real estate taxes	126,519	66,613	49,443	37,396	30,402
Ground rent	32,389	20,150	19,250	15,617	12,889
Interest	265,073	90,875	71,752	55,899	39,916
Amortization of deferred finance costs	16,655	4,425	4,461	3,275	3,844
Depreciation and amortization	181,647	65,235	48,898	36,763	29,279
Marketing, general and administration	105,044	65,741	44,215	30,279	17,131
Total expenses	942,357	420,167	319,896	243,187	187,678
Income from continuing operations before items	112,166	73,660	48,788	33,295	31,865
Equity in net (loss) income from affiliates	-	-	-	-	(196)
Equity in net income of unconsolidated joint ventures	46,765	40,780	49,349	44,037	14,871
Income from continuing operations before minority interest and gain on sales	158,931	114,440	98,137	77,332	46,540
Minority interests	(23,931)	(10,270)	(5,832)	(4,612)	(2,716)
Income before gains on sale	135,000	104,170	92,305	72,720	43,824
Gain on sale of properties/partial interests	31,509	3,451	11,550	22,012	3,087
Income from continuing operations	166,509	107,621	103,855	94,732	46,911
Discontinued operations (net of minority interest)	493,901	113,098	53,564	114,698	51,248
Net income	660,410	220,719	157,419	209,430	98,159
Preferred dividends and accretion	(19,875)	(19,875)	(19,875)	(16,258)	(7,712)
Income available to common stockholders	$ 640,535	$200,844	$137,544	$193,172	$ 90,447
Net income per common share – Basic	$ 10.90	$ 4.50	$ 3.29	$ 4.93	$ 2.80
Net income per common share – Diluted	$ 10.78	$ 4.38	$ 3.20	$ 4.75	$ 2.66
Cash dividends declared per common share	$ 2.89	$ 2.50	$ 2.22	$ 2.04	$ 1.895
Basic weighted average common shares outstanding	58,742	44,593	41,793	39,171	32,265
Diluted weighted average common shares and common share equivalents outstanding	61,885	48,495	45,504	43,078	38,970

Balance Sheet Data (in thousands)	Year Ended December 31, 2007	2006	2005	2004	2003
Commercial real estate, before accumulated depreciation	$ 8,622,496	$3,055,159	$2,222,922	$1,756,104	$1,346,431
Total assets	11,430,078	4,632,227	3,309,777	2,751,881	2,261,841
Mortgage notes payable, revolving credit facilities, term loans, unsecured notes and trust preferred securities	5,623,082	1,815,379	1,542,252	1,150,376	1,119,449
Minority interests	679,485	127,893	99,061	75,064	54,791
Stockholders' equity	3,826,875	2,394,883	1,459,441	1,347,880	950,782

Other Data (in thousands)	Year Ended December 31, 2007	2006	2005	2004	2003
Funds from operations available to common stockholders[1]	$ 357,957	$ 223,634	$ 189,513	$ 162,377	$ 128,780
Funds from operations available to all stockholders[1]	357,957	223,634	189,513	162,377	135,473
Net cash provided by operating activities	406,705	225,644	138,398	164,458	96,121
Net cash used in investment activities	(2,334,337)	(786,912)	(465,674)	(269,045)	(509,240)
Net cash provided by financing activities	1,856,418	654,342	315,585	101,836	393,645

(1) Funds From Operations, or FFO, is a widely recognized measure of REIT performance. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we do. The revised White Paper on FFO approved by the Board of Governors of NAREIT in April 2002 defines FFO as net income (loss) (computed in accordance with generally accepted accounting principles, or GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITS, particularly those that own and operate commercial office properties. We also use FFO as one of several criteria to determine performance-based bonuses for members of our senior management. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, interest costs, providing perspective not immediately apparent from net income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

A reconciliation of FFO to net income computed in accordance with GAAP is provided under the heading of "Management's Discussion and Analysis of Financial Condition and Results of Operations – Funds From Operations."

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

SL Green Realty Corp., or the company, a Maryland corporation, and SL Green Operating Partnership, L.P., or the operating partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. We are a self-managed real estate investment trust, or REIT, with in-house capabilities in property management, acquisitions, financing, development, construction and leasing. Unless the context requires otherwise, all references to "we," "our" and "us" means the company and all entities owned or controlled by the company, including the operating partnership.

The following discussion related to our consolidated financial statements should be read in conjunction with the financial statements appearing in this Annual Report.

In or around February 2007, the residential housing market began to experience problems due in large part to the dislocation of the residential financing markets. The credit rating agencies began to take a more conservative view on all property-level underwriting, which led to, among other things, a more difficult environment for lenders to sell all or a portion of their interests in loans that they had closed. Underwriting standards were tightened by the lenders resulting in less liquidity being available to finance investments. The turmoil in the credit market, which persists to this day, arose in part from this new paradigm. Despite all this, demand for real estate in New York City remains strong with trophy properties continuing to trade in excess of $1,000.00 per square foot.

New York City sales activity in 2007 surpassed 2006 by approximately $13.1 billion, as total volume reached approximately $47.8 billion. In 2007, 16 transactions were consummated at prices in excess of $1,000.00 per square foot, including three deals that closed in the fourth quarter of 2007.

Leasing activity for Manhattan, a borough of New York City, totaled approximately 23.6 million square feet compared to approximately 27.1 million square feet in 2006. Of the total 2007 leasing activity in Manhattan, the Midtown submarket accounted for approximately 15.7 million square feet, or 66.5%. As a result, Midtown's overall vacancy decreased from 6.4% in 2006 to 5.8% in 2007.

Overall asking rents for direct space in Midtown increased from $53.08 at year-end 2006 to $77.57 at year-end 2007, an increase greater than 46%. This increase in leasing activity was led by financial services firms, law firms and media/communications companies. Management believes that rental rates will remain flat or decrease modestly during 2008, although we have not yet seen the impact of that in leases that we have executed in 2008. The overall vacancy rate in Manhattan remains low.

During 2007, minimal new office space was added to the Midtown office inventory. In a supply-constrained market, there are only 3.6 million square feet under construction in Midtown as of year-end, 59% of which is already pre-leased.

We saw significant fluctuations in short-term interest rates, although they still remain low compared to historical levels. The 30-day LIBOR rate ended 2007 at 4.60%, a 72 basis point decrease from the end of 2006. Ten-year U.S. Treasuries ended 2007 at 4.03%, a 67 basis point decrease from the end of 2006.

Our investment activity in 2007 was highlighted by two major events. First, on January 25, 2007, we completed the acquisition, or the Reckson Merger, of all of the outstanding shares of common stock of Reckson Associates Realty Corp., or Reckson, pursuant to the terms of the Agreement and Plan of Merger, dated as of August 3, 2006, as amended, the Merger Agreement, among SL Green, Wyoming Acquisition Corp., or Wyoming, Wyoming Acquisition GP LLC, Wyoming Acquisition Partnership LP, Reckson and Reckson Operating Partnership, L.P., or ROP. Pursuant to the terms of the Merger Agreement, each of the issued and outstanding shares of common stock of Reckson were converted into the right to receive (i) $31.68 in cash, (ii) 0.10387 of a share of the common stock, par value $0.01 per share, of SL Green and (iii) a prorated dividend in an amount equal to approximately $0.0977 in cash. We also assumed an aggregate of approximately $226.3 million of Reckson mortgage debt, approximately $287.5 million of Reckson convertible public debt and approximately $967.8 million of Reckson public unsecured notes. On January 25, 2007, we completed the sale, or Asset Sale, of certain assets of ROP to an asset purchasing venture led by certain of Reckson's former executive management, or the Buyer, for a total consideration of approximately $2.0 billion. SL Green caused ROP to transfer the following assets to the Buyer in the Asset Sale: (1) certain real property assets and/or entities owning such real property assets, in either case, of ROP and 100% of certain loans secured by real property, all of which are located in Long Island, New York; (2) certain real property assets and/or entities owning such real property assets, in either case, of ROP located in White Plains and Harrison, New York; (3) all of the real property assets and/or entities owning 100% of the interests in such real property assets, in either case, of ROP located in New Jersey; (4) the entity owning a 25% interest in Reckson Australia Operating Company LLC, Reckson's Australian management company (including its Australian licensed responsible entity), and other related entities, and ROP and ROP subsidiaries' rights to and interests in, all related contracts and assets, including, without limitation, property management and leasing, construction services and asset management contracts and services contracts; (5) the direct or indirect interest of Reckson in Reckson Asset Partners, LLC, an affiliate of RSVP and all of ROP's rights in and to certain loans made by ROP to Frontline Capital Group, the bankrupt parent of RSVP, and other related entities, which were purchased by a 50/50 joint venture comprised of the buyer and an affiliate of SL Green; (6) a 50% participation interest in certain loans made by a subsidiary of ROP that are secured by four real property assets located in Long Island, New York; and (7) 100% of certain loans secured by real property located in White Plains and New Rochelle, New York.

Second, in December 2007, we, along with our joint venture partner, acquired 388 and 390 Greenwich Street from Citigroup for approximately $1.6 billion.

Additional highlights for 2007 included:

- Acquired 16 properties valued at approximately $2.9 billion, encompassing 4.5 million square feet;
- Sold eight properties for an aggregate gross sales price of approximately $1.8 billion generating gains to us of approximately $513.3 million;
- Invested approximately $31.6 million in Gramercy Capital Corp. (NYSE:GKK), or Gramercy, a specialty finance company;
- Originated approximately $360.2 million of new structured finance investments, net of redemptions;
- Closed on approximately $5.9 billion of mortgage and corporate financings, excluding approximately $1.9 billion assumed as part of the Reckson Merger and other unrelated acquisitions, and
- Signed 296 office leases totaling 2.1 million square feet during 2007 while increasing the cash rents paid by new tenants on previously occupied space by 44.0% and 9.8% over the most recent cash rent paid by the previous tenants for the same space for the Manhattan and Suburban properties, respectively.

As of December 31, 2007, we owned the following interests in commercial office properties in the New York Metro area, primarily in midtown Manhattan, a borough of New York City, or Manhattan. Our investments in the New York Metro area also include investments in Brooklyn, Queens, Long Island, Westchester County, Connecticut and New Jersey, which are collectively known as the Suburban assets:

Location	Ownership	Number of Properties	Square Feet	Weighted Average Occupancy (1)
Manhattan	Consolidated properties	23	14,629,200	97.3%
	Unconsolidated properties	9	10,099,000	95.6%
Suburban	Consolidated properties	30	4,925,800	90.9%
	Unconsolidated properties	6	2,941,700	93.9%
		68	32,595,700	

(1) The weighted average occupancy represents the total leased square feet divided by total available square feet.

We also own investments in retail properties (eight) encompassing approximately 354,000 square feet, development property (one) encompassing approximately 85,000 square feet and land interests (two). In addition, we manage three office properties owned by third parties and affiliated companies encompassing approximately 1.0 million rentable square feet.

As of December 31, 2007, we also owned approximately 22% of the outstanding common stock of Gramercy, as well as 65.83 units of the Class B limited partner interest in Gramercy's operating partnership. See Note 6, in the accompanying financial statements.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Rental Property

On a periodic basis, our management team assesses whether there are any indicators that the value of our real estate properties, including joint venture properties and assets held for sale, and structured finance investments may be impaired. If the carrying amount of the property is greater than the estimated expected future cash flow (undiscounted and without interest charges) of the asset or sales price, impairment has occurred. We will then record an impairment loss equal to the difference between the carrying amount and the fair value of the asset. We do not believe that the value of any of our rental properties, development property or structured finance investments was impaired at December 31, 2007 and 2006.

A variety of costs are incurred in the acquisition, development and leasing of our properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on our development properties is guided by SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects." The costs of land and building under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity. We cease capitalization on the portions substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portions under construction.

In accordance with SFAS 141, "Business Combinations," we allocate the purchase price of real estate to land and building and, if determined to be material, intangibles, such as the value of above-, below-, and at-market leases and origination costs associated with the in-place leases. We depreciate the amount allocated to building and other intangible assets over their estimated useful lives, which generally range from three to 40 years and from one to 14 years, respectively. The values of the above- and below-market leases are amortized and recorded as either an increase (in the case of below-market leases) or a decrease (in the case of above-market leases) to rental income over the remaining term of the associated lease, which range from one to 14 years. The value associated with in-place leases are amortized over the expected term of the associated lease, which includes an estimated probability of the lease renewal, and its estimated term, which range from one to 14 years. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value of the leases based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

Investment in Unconsolidated Joint Ventures

We account for our investments in unconsolidated joint ventures under the equity method of accounting in cases where we exercise significant influence, but do not control these entities and are not considered to be the primary beneficiary under FIN 46R. We consolidate those joint ventures where we are considered to be the primary beneficiary, even though we do not control the entity. In all the joint ventures, the rights of the minority investor are both protective as well as participating. Unless we are determined to be the primary beneficiary, these rights preclude us from consolidating these investments. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Any difference between the carrying amount of these investments on our balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in net income (loss) of unconsolidated joint ventures over the lesser of the joint venture term or 40 years. Equity income (loss) from unconsolidated joint ventures is allocated based on our ownership interest in each joint venture. When a capital event (as defined in each joint venture agreement) such as a refinancing occurs, if return thresholds are met, future equity income will be allocated at our increased economic percentage. We recognize incentive income from unconsolidated real estate joint ventures as income to the extent it is earned and not subject to a clawback feature. Distributions we receive from unconsolidated real estate joint ventures in excess of our basis in the investment are recorded as offsets to our investment balance if we remain liable for future obligations of the joint venture or may otherwise be committed to provide future additional financial support. None of the joint venture debt is recourse to us.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the accompanying balance sheets. We establish, on a current basis, an allowance for future potential tenant credit losses, which may occur against this account. The balance reflected on the balance sheet is net of such allowance.

Interest income on structured finance investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Anticipated exit fees, whose collection is expected, are also recognized over the term of the loan as an adjustment to yield. Fees on commitments that expire unused are recognized at expiration.

Income recognition is generally suspended for structured finance investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our tenants to make required rent payments. If the financial condition of a specific tenant were to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

Reserve for Possible Credit Losses

The expense for possible credit losses in connection with structured finance investments is the charge to earnings to increase the allowance for possible credit losses to the level that we estimate to be adequate considering delinquencies, loss experience and collateral quality. Other factors considered relate to geographic trends and product diversification, the size of the portfolio and current economic conditions. Based upon these factors, we establish the provision for possible credit losses by loan. When it is probable that we will be unable to collect all amounts contractually due, the account is considered impaired.

Where impairment is indicated, a valuation write-down or write-off is measured based upon the excess of the recorded investment amount over the net fair value of the collateral, as reduced by selling costs. Any deficiency between the carrying amount of an asset and the net sales price of repossessed collateral is charged to the allowance for credit losses. No reserve for impairment was required at December 31, 2007 or 2006.

Derivative Instruments

In the normal course of business, we use a variety of derivative instruments to manage, or hedge, interest rate risk. We require that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option-pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

RESULTS OF OPERATIONS

Comparison of the year ended December 31, 2007 to the year ended December 31, 2006

The following comparison for the year ended December 31, 2007, or 2007, to the year ended December 31, 2006, or 2006, makes reference to the following: (i) the effect of the "Same-Store Properties," which represents all properties owned by us at January 1, 2006 and at December 31, 2007 and total 12 of our 53 consolidated properties, representing approximately 31.0% of our share of annualized rental revenue, (ii) the effect of the "Acquisitions," which represents all properties or interests in properties acquired in 2006, namely, 25-27 and 29 West 34th Street (January), 521 Fifth Avenue (March), 609 Fifth Avenue (June), 717 Fifth Avenue (September), 485 Lexington (December) and in 2007, namely, 300 Main Street, 399 Knollwood, and the Reckson assets (January), 333 West 34th Street, 331 Madison Avenue and 48 East 43rd Street (April), 1010 Washington Avenue, CT, and 500 West Putnam Avenue, CT (June), and 180 Broadway and One Madison Avenue (August) and (iii) "Other," which represents corporate level items not allocable to specific properties, the Service Corporation and eEmerge. Assets classified as held for sale, are excluded from the following discussion.

RENTAL REVENUES

(in millions)	2007	2006	$ Change	% Change
Rental revenue	$696.9	$317.8	$379.1	119.3%
Escalation and reimbursement revenue	114.5	58.0	56.5	97.4
Total	$811.4	$375.8	$435.6	115.9%
Same-Store Properties	$342.6	$322.1	$ 20.5	6.4%
Acquisitions	451.7	38.1	413.6	1,085.6
Other	17.1	15.6	1.5	9.6
Total	$811.4	$375.8	$435.6	115.9%

Occupancy in the Same-Store Properties decreased from 97.3% at December 31, 2006 to 97.1% at December 31, 2007. This was offset by increases in rental rates on new leases signed in 2007.

At December 31, 2007, we estimated that the current market rents at our consolidated Manhattan properties and consolidated Suburban properties were approximately 37.4% and 19.1% higher, respectively, than then existing in-place fully escalated rents. We believe that rental rates will moderate during 2008. Approximately 4.8% of the space leased at our consolidated properties expires during 2008. We believe that occupancy rates will moderate at the Same-Store Properties in 2008.

The increase in the Acquisitions is primarily due to owning these properties for a period during 2007 compared to a partial period or not being included in 2006.

The increase in escalation and reimbursement revenue was due to the recoveries at the Same-Store Properties ($2.9 million) and the Acquisitions ($53.6 million). The increase in recoveries at the Same-Store Properties was primarily due to electric reimbursements ($1.7 million), and operating expense escalations ($2.4 million) which were partially offset by a reduction in recoveries from real estate tax escalations ($1.2 million).

INVESTMENT AND OTHER INCOME

(in millions)	2007	2006	$ Change	% Change
Equity in net income of unconsolidated joint ventures	$ 46.8	$ 40.8	$ 6.0	14.7%
Investment and preferred equity income	91.8	62.0	29.8	48.1
Other income	151.3	56.1	95.2	169.7
Total	$289.9	$158.9	$131.0	82.4%

The increase in equity in net income of unconsolidated joint ventures was primarily due to increased net income contributions from Gramercy ($6.1 million), 2 Herald Square ($4.1 million), 885 Third Avenue ($3.5 million), One Court Square ($1.3 million) and 800 Third Avenue ($2.3 million). This was partially offset by lower net income contributions from our investments in 521 Fifth Avenue which was under redevelopment ($1.4 million), 485 Lexington Avenue which is wholly-owned since December 2006 ($1.0 million), 1745 Broadway ($2.7 million), 100 Park Avenue which is under redevelopment ($2.3 million), 1221 Avenue of the Americas due to planned vacancy ($1.6 million) and the Mack-Green joint venture ($2.1 million). Occupancy at our joint venture same-store properties decreased from 96.1% in 2006 to 93.1% in 2007 primarily due to the redevelopment at 100 Park Avenue and the planned vacancy at 1221 Avenue of the Americas. At December 31, 2007, we estimated that current market rents at our Manhattan and Suburban unconsolidated joint venture properties were approximately 47.5% and 11.2% higher, respectively, than then existing in-place fully escalated rents. Approximately 6.2% of the space leased at our unconsolidated joint venture properties expires during 2008.

The increase in investment and preferred equity income was primarily due to higher outstanding balances during the current period. The weighted average investment balance outstanding and weighted average yield were $717.1 million and 10.3%, respectively, for 2007 compared to $398.5 million and 10.3%, respectively, for 2006.

The increase in other income was primarily due to an incentive distribution earned in 2007 upon the sale of One Park Avenue (approximately $77.2 million) and Five Madison Avenue-the Clock Tower ($5.1 million), other incentive distributions and asset management fees ($1.9 million) as well as by fee income earned by GKK Manager LLC, an affiliate of ours and the external manager of Gramercy (approximately $12.6 million) and the Service Corporation ($3.2 million). This was offset by an incentive distribution earned in 2006 ($5.0 million).

PROPERTY OPERATING EXPENSES (in millions)	2007	2006	$ Change	% Change
Operating expenses	$215.0	$107.1	$107.9	100.7%
Real estate taxes	126.5	66.6	59.9	89.9
Ground rent	32.4	20.2	12.2	60.4
Total	$373.9	$193.9	$180.0	92.8%
Same-Store Properties	$172.7	$164.0	$ 8.7	5.3%
Acquisitions	181.3	12.5	168.8	1,350.4
Other	19.9	17.4	2.5	14.4
Total	$373.9	$193.9	$180.0	92.8%

Same-Store Properties operating expenses, excluding real estate taxes ($0.1 million), increased approximately $8.8 million. There were increases in repairs, maintenance and payroll expenses ($1.9 million), utilities ($5.2 million), ground rent expense ($3.1 million) and other miscellaneous expenses ($0.5 million), respectively. This was partially offset by a decrease in insurance costs ($1.9 million).

The increase in real estate taxes was primarily attributable to the Acquisitions ($60.5 million). This was partially offset by a reduction in real estate taxes at the Same-Store properties ($0.1 million) and due to properties that were sold and other ($0.5 million).

OTHER EXPENSES (in millions)	2007	2006	$ Change	% Change
Interest expense	$281.7	$ 95.3	$186.4	195.6%
Depreciation and amortization expense	181.6	65.2	116.4	178.5
Marketing, general and administrative expense	105.0	65.7	39.3	59.8
Total	$568.3	$226.2	$342.1	151.2%

The increase in interest expense was primarily attributable to borrowings associated with new investment activity, primarily the Reckson Merger, and the funding of ongoing capital projects and working capital requirements as well as the write-off for exit fees, make-whole payments and the write-off of unamortized deferred financing costs in connection with the early redemption of unsecured notes and loans ($9.1 million). The weighted average interest rate decreased from 5.93% for the year ended December 31, 2006 to 5.66% for the year ended December 31, 2007. As a result of the new investment activity, the weighted average debt balance increased from $1.95 billion as of December 31, 2006 to $4.7 billion as of December 31, 2007.

Marketing, general and administrative expense represented 10.0% of total revenues in 2007 compared to 13.3% in 2006. The increase in actual cost is primarily due to higher compensation costs due to increased hiring primarily as a result of the Reckson Merger as well as the amended and restated employment agreements entered into with certain of our executive officers in 2007.

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005

The following comparison for the year ended December 31, 2006, or 2006, to the year ended December 31, 2005, or 2005, makes reference to the following: (i) the effect of the "Same-Store Properties," which represents all properties owned by us at January 1, 2005 and at December 31, 2007 and total 11 of our 20 wholly-owned properties, representing approximately 82.1% of our annualized rental revenue, (ii) the effect of the "Acquisitions," which represents all properties or interests in properties acquired in 2005, namely, 28 West 44th Street (February), One Madison Avenue-Clock Tower (April), 19 West

44th Street (June), 141 Fifth Avenue (August), 1604 Broadway (November) and in 2006, namely, 25-27 and 29 West 34th Street (January), 521 Fifth Avenue (March), 609 Fifth Avenue (June), 717 Fifth Avenue (September) and 485 Lexington Avenue (December), and (iii) "Other," which represents corporate level items not allocable to specific properties, the Service Corporation and eEmerge. Assets classified as held for sale, are excluded from the following discussion.

RENTAL REVENUES

(in millions)	2006	2005	$ Change	% Change
Rental revenue	$317.8	$240.4	$77.4	32.2%
Escalation and reimbursement revenue	58.0	45.5	12.5	27.5
Total	$375.8	$285.9	$89.9	31.4%
Same-Store Properties	$307.1	$265.6	$41.5	15.6%
Acquisitions	63.2	19.2	44.0	229.2
Other	5.5	1.3	4.4	400.0
Total	$375.8	$285.9	$89.9	31.4%

Occupancy in the Same-Store Properties increased from 96.0% at December 31, 2005 to 97.5% at December 31, 2006. The increase in the Acquisitions is primarily due to owning these properties for a period during the year in 2006 compared to a partial period or not being included in 2005.

At December 31, 2006, we estimated that the current market rents on our wholly-owned properties were approximately 30.2% higher than then existing in-place fully escalated rents. We believe that the trend of increasing rental rates will continue during 2007. Approximately 4.0% of the space leased at wholly-owned properties expires during the remainder of 2006.

The increase in escalation and reimbursement revenue was due to the recoveries at the Same-Store Properties ($7.2 million) and the Acquisitions ($4.9 million). The increase in recoveries at the Same-Store Properties was primarily due to electric reimbursements ($0.8 million), operating expense escalations ($4.4 million) and real estate tax escalations ($2.0 million).

INVESTMENT AND OTHER INCOME

(in millions)	2006	2005	$ Change	% Change
Equity in net income of unconsolidated joint ventures	$ 40.8	$ 49.3	$ (8.5)	(17.2)%
Investment and preferred equity income	62.0	45.0	17.0	37.8
Other income	56.1	37.8	18.3	48.4
Total	$158.9	$132.1	$26.8	20.3%

The decrease in equity in net income of unconsolidated joint ventures was primarily due to lower net income contributions from 1515 Broadway ($10.1 million), 1250 Broadway ($0.5 million), 180 Madison Avenue ($0.7 million), Mack-Green joint venture ($2.6 million) and 1221 Avenue of the Americas ($0.9 million). This was partially offset by increased net income contributions from our investments in Gramercy ($6.1 million) and 485 Lexington Avenue ($0.6 million). Occupancy at our joint venture same-store properties decreased from 97.4% at December 31, 2005 to 97.1% at December 31, 2006. At December 31, 2006, we estimated that current market rents at our joint venture properties were approximately 40.9% higher than then existing in-place fully escalated rents. Approximately 4.7% of the space leased at our joint venture properties expires during the remainder of 2006.

The increase in investment and preferred equity income was primarily due to income earned on cash-on-hand ($7.4 million) and fee income received upon redemption of several investments in 2006 in excess of 2005 redemptions. The weighted average investment balance outstanding and weighted average yield were $398.5 million and 10.3%, respectively, for 2006 compared to $393.9 million and 10.5%, respectively, for 2005.

The increase in other income was primarily due to fee income earned by GKK Manager, an affiliate of ours and the external manager of Gramercy (approximately $11.7 million), an increase in lease buyout income (approximately $6.9 million) and incentive distributions, promote and other income (approximately $1.5 million), which was partially offset by reduced income from the Service Corporation ($1.7 million).

PROPERTY OPERATING EXPENSES

(in millions)	2006	2005	$ Change	% Change
Operating expense	$107.1	$ 81.9	$25.2	30.8%
Real estate taxes	66.6	49.4	17.2	34.8
Ground rent	20.2	19.3	0.9	4.7
Total	$193.9	$150.6	$43.3	28.8%
Same-Store Properties	$158.0	$132.0	$26.0	19.7%
Acquisitions	23.7	8.4	15.3	182.1
Other	12.2	10.2	2.0	19.6
Total	$193.9	$150.6	$43.3	28.8%

Same-Store Properties operating expenses, excluding real estate taxes ($10.6 million), increased approximately $15.4 million. There were increases in repairs, maintenance and payroll expenses ($8.2 million), utilities ($1.4 million), insurance costs ($3.9 million), ground rent expense ($0.2 million) and other miscellaneous expenses ($1.7 million), respectively.

The increase in real estate taxes was primarily attributable to the Same-Store Properties ($10.6 million) due to higher assessed property values and the Acquisitions ($6.6 million).

OTHER EXPENSES

(in millions)	2006	2005	$ Change	% Change
Interest expense	$ 95.3	$ 76.2	$19.1	25.1%
Depreciation and amortization expense	65.2	48.9	16.3	33.3
Marketing, general and administrative expense	65.7	44.2	21.5	48.6
Total	$226.2	$169.3	$56.9	33.6%

The increase in interest expense was primarily attributable to borrowings associated with new investment activity and the funding of ongoing capital projects and working capital requirements. The weighted average interest rate increased from 5.54% for the year ended December 31, 2005 to 5.93% for the year ended December 31, 2006. As a result of the new investment activity, the weighted average debt balance increased from $1.5 billion as of December 31, 2005 to $1.95 billion as of December 31, 2006.

Marketing, general and administrative, or MG&A, expenses represented 13.3% of total revenues in 2006 compared to 12.0% in 2005. MG&A expenses for 2006 include approximately $8.1 million of costs associated with Gramercy compared to approximately $7.4 million in 2005. In addition, the compensation committee of our board of directors elected to pay approximately $10.0 million of additional incentive compensation to various senior executives in recognition of their extraordinary efforts in 2006, including the approval of the Reckson merger, as well as the Company's sector leading performance.

LIQUIDITY AND CAPITAL RESOURCES

We currently expect that our principal sources of working capital and funds for acquisition and redevelopment of properties, tenant improvements and leasing costs and for structured finance investments will include:

(1) Cash flow from operations;
(2) Borrowings under our 2005 unsecured revolving credit facility;
(3) Other forms of secured or unsecured financing;
(4) Proceeds from common or preferred equity or debt offerings by us or the operating partnership (including issuances of limited partnership units in the operating partnership and trust preferred securities); and
(5) Net proceeds from divestitures of properties and redemptions and participations of structured finance investments.

Cash flow from operations is primarily dependent upon the occupancy level of our portfolio, the net effective rental rates achieved on our leases, the collectibility of rent and operating escalations and recoveries from our tenants and the level of operating and other costs. Additionally, we believe that our joint venture investment programs will also continue to serve as a source of capital for acquisitions.

We believe that our sources of working capital, specifically our cash flow from operations and borrowings available under our 2005 unsecured revolving credit facility, and our ability to access private and public debt and equity capital, are adequate for us to meet our short-term and long-term liquidity requirements for the foreseeable future.

CASH FLOWS

The following summary discussion of our cash flows is based on our condensed consolidated statements of cash flows in "Item 8. Financial Statements" and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below.

Cash and cash equivalents were $46.0 million and $117.2 million at December 31, 2007 and December 31, 2006, respectively, representing a decrease of $71.2 million. The decrease was a result of the following increases and decreases in cash flows (in thousands):

	Year ended December 31,		
	2007	2006	Increase (Decrease)
Net cash provided by operating activities	$ 406,705	$ 225,644	$ 181,061
Net cash used in investing activities	$(2,334,337)	$(786,912)	$(1,547,425)
Net cash provided by financing activities	$ 1,856,418	$ 654,342	$ 1,202,076

Our principal source of operating cash flow is related to the leasing and operating of the properties in our portfolio. Our properties provide a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and fund quarterly dividend and distribution payment requirements. At December 31, 2007, our portfolio was 95.5% occupied. In addition, rental rates continue to increase and tenant concession packages decrease in the Manhattan marketplace. Our structured finance and joint venture investments also provide a steady stream of operating cash flow to us.

Cash is used in investing activities to fund acquisitions, redevelopment projects and recurring and nonrecurring capital expenditures. We selectively invest in new projects that enable us to take advantage of our development, leasing, financing and property management skills and invest in existing buildings that meet our investment criteria. In the first quarter of 2007, we acquired Reckson for approximately $4.0 billion which included the assumption of approximately $1.5 billion of consolidated debt and the issuance of approximately $1.0 billion of common stock. During the year ended December 31, 2007, when compared to the year ended December 31, 2006, we used cash primarily for the following investing activities (in thousands):

Acquisitions of real estate	$(3,615,533)
Capital expenditures and capitalized interest	(41,405)
Escrow cash-capital improvements/acquisition deposits	333,457
Joint venture investments	(656,151)
Distributions from joint ventures	40,601
Proceeds from sales of real estate	818,265
Structured finance and other investments	(391,573)
Proceeds from asset sale	1,964,914

We generally fund our investment activity through property-level financing, our 2005 unsecured revolving credit facility, term loans, unsecured notes, construction loans and, from time to time, we issue common and preferred stock. During the year ended December 31, 2007, when compared to the year ended December 31, 2006, the following financing activities provided the funds to complete the investing activity noted above (in thousands):

Proceeds from our debt obligations	$ 3,564,940
Repayments under our debt obligations	(1,812,838)
Net proceeds from sale of common stock	(800,269)
Repurchases of common stock	(150,719)
Minority interest in other partnerships and other financing activities	471,101
Dividends and distributions paid	(70,139)

Capitalization

As of December 31, 2007, we had 58,758,622 shares of common stock, 2,340,359 units of limited partnership interest in our operating partnership, 6,300,000 shares of our 7.625% Series C cumulative redeemable preferred stock, or Series C preferred stock and 4,000,000 shares of our 7.875% Series D cumulative redeemable preferred stock, or Series D preferred stock, outstanding.

In March 2007, our board of directors approved a stock repurchase plan under which we can buy up to $300.0 million shares of our common stock. This plan will expire on December 31, 2008. As of January 31, 2008, we purchased and settled approximately $188.1 million, or 1,751,000 shares of our common stock, at an average price of $107.45 per share.

Rights Plan

We adopted a shareholder rights plan which provides, among other things, that when specified events occur, our common stockholders will be entitled to purchase from us a newly created series of junior preferred shares, subject to our ownership limit described below. The preferred share purchase rights are triggered by the earlier to occur of (1) ten days after the date of a purchase announcement that a person or group acting in concert has acquired, or obtained the right to acquire, beneficial ownership of 17% or more of our outstanding shares of common stock or (2) ten business days after the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the acquiring person becoming the beneficial owner of 17% or more of our outstanding common stock. The preferred share purchase rights would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.

Dividend Reinvestment and Stock Purchase Plan

We filed a registration statement with the SEC for our dividend reinvestment and stock purchase plan, or DRIP, which was declared effective on September 10, 2001. The DRIP commenced on September 24, 2001. We registered 3,000,000 shares of common stock under the DRIP.

During the years ended December 31, 2007 and 2006, we issued approximately 108,000 and 132,000 shares of our common stock and received approximately $13.8 million and $13.0 million of proceeds from dividend reinvestments and/or stock purchases under the DRIP, respectively. DRIP shares may be issued at a discount to the market price.

2003 Long-Term Outperformance Compensation Program

Our board of directors adopted a long-term, seven-year compensation program for certain members of senior management. The program, which measured our performance over a 48-month period (unless terminated earlier) commencing April 1, 2003, provided that holders of our common equity were to achieve a 40% total return during the measurement period over a base share price of $30.07 per share before any restricted stock awards were granted. Plan participants would receive an award of restricted stock in an amount between 8% and 10% of the excess total return over the baseline return. At the end of the four-year measurement period, 40% of the award will vest on the measurement date and 60% of the award will vest ratably over the subsequent three years based on continued employment. Any restricted stock to be issued under the program will be allocated from our 2005 Stock Option and Incentive Plan (as defined below), which was previously approved through a stockholder vote in May 2002. In April 2007, the Compensation Committee determined that under the terms of the 2003 Outperformance Plan, as of March 31, 2007, the performance hurdles had been met and the maximum performance pool of $22,825,000, taking into account forfeitures, was established. In connection with this event, approximately 166,312 shares of restricted stock (as adjusted for forfeitures) were allocated under the 2005 Stock Option and Incentive Plan. These awards are subject to vesting as noted above. We record the expense of the restricted stock award in accordance with SFAS 123-R. The fair value of the award on the date of grant was determined to be $3.2 million. Forty percent of the value of the award was amortized over four years and the balance will be amortized at 20% per year over five, six and seven years, respectively, such that 20% of year five, 16.67% of year six, and 14.29% of year seven will be recorded in year one. Compensation expense of $0.4 million, $0.65 million and $0.65 million related to this plan was recorded during the years ended December 31, 2007, 2006 and 2005, respectively.

2005 Long-Term Outperformance Compensation Program

In December 2005, the compensation committee of our board of directors approved a long-term incentive compensation program, the 2005 Outperformance Plan. Participants in the 2005 Outperformance Plan will share in a "performance pool" if our total return to stockholders for the period from December 1, 2005 through November 30, 2008 exceeds a cumulative total return to stockholders of 30% during the measurement period over a base share price of $68.51 per share. The size of the pool was to be 10% of the outperformance amount in excess of the 30% benchmark, subject to a maximum dilution cap equal to the lesser of 3% of our outstanding shares and units of limited partnership interest as of December 1, 2005 or $50.0 million. In the event the potential performance pool reached this dilution cap before November 30, 2008 and remained at that level or higher for 30 consecutive days, the performance period was to end early and the pool would be formed on the last day of such 30-day period. Each participant's award under the 2005 Outperformance Plan would be designated as a specified percentage of the aggregate performance pool to be allocated to him or her assuming the 30% benchmark is achieved. Individual awards would be made in the form of partnership units, or LTIP Units, that may ultimately become exchangeable for shares of our common stock or cash, at our election. LTIP Units would be granted prior to the determination of the performance pool; however, they were only to vest upon satisfaction of performance and other thresholds, and were not entitled to distributions until after the performance pool was established. The 2005 Outperformance Plan provides that if the pool was established, each participant would also be entitled to the distributions that would have been paid on the number of LTIP Units earned, had they been issued at the beginning of the performance period. Those distributions were to be paid in the form of additional LTIP Units.

After the performance pool was established, the earned LTIP Units are to receive regular quarterly distributions on a per unit basis equal to the dividends per share paid on our common stock, whether or not they are vested. Any LTIP Units not earned upon the establishment of the performance pool were to be automatically forfeited, and the LTIP Units that are earned are subject to time-based vesting, with one-third of the LTIP Units earned vesting on November 30, 2008 and each of the first two anniversaries thereafter based on continued employment. On June 14, 2006, the Compensation Committee determined that under the terms of the 2005 Outperformance Plan, as of June 8, 2006, the performance period had accelerated and the maximum performance pool of $49,250,000, taking into account forfeitures, was established. Individual awards under the 2005 Outperformance Plan are in the form of partnership units, or LTIP Units, in our operating partnership, that, subject to certain conditions, are convertible into shares of the Company's common stock or cash, at our election. The total number of LTIP Units earned by all participants as a result of the establishment of the performance pool was 490,475 and are subject to time-based vesting.

The cost of the 2005 Outperformance Plan (approximately $8.0 million, subject to adjustment for forfeitures) will continue to be amortized into earnings through the final vesting period in accordance with SFAS 123-R. We recorded approximately, $2.1 million, $2.0 million and $0.3 million of compensation expense during the years ended December 31, 2007, 2006 and 2005, respectively, in connection with the 2005 Outperformance Plan.

2006 Long-Term Outperformance Compensation Program

On August 14, 2006, the compensation committee of our board of directors approved a long-term incentive compensation program, the 2006 Outperformance Plan. Participants in the 2006 Outperformance Plan will share in a "performance pool" if our total return to stockholders for the period from August 1, 2006 through July 31, 2009 exceeds a cumulative total return to stockholders of 30% during the measurement period over a base share price of $106.39 per share. The size of the pool will be 10% of the outperformance amount in excess of the 30% benchmark, subject to a maximum award of $60 million. The maximum award will be reduced by the amount of any unallocated or forfeited awards. In the event the potential performance pool reaches the maximum award before July 31, 2009 and remains at that level or higher for 30 consecutive days, the performance period will end early and the pool will be formed on the last day of such 30-day period. Each participant's award under the 2006 Outperformance Plan will be designated as a specified percentage of the aggregate performance pool. Assuming the 30% benchmark is achieved, the pool will be allocated among the participants in accordance with the percentage specified in each participant's participation agreement. Individual awards will be made in the form of partnership units, or LTIP Units, that, subject to vesting and the satisfaction of other conditions, are exchangeable for a per unit value equal to the then trading price of one share of our common stock. This value is payable in cash or, at our election, in shares of common stock. LTIP Units will be granted prior to the determination of the performance pool; however, they will only vest upon satisfaction of performance and time vesting thresholds under the 2006 Outperformance Plan, and will not be entitled to distributions until after the performance pool is established. Distributions on LTIP Units will equal the dividends paid on our common stock on a per unit basis. The 2006 Outperformance Plan provides that if the pool is established, each participant will also be entitled to the distributions that would have been paid had the number of earned LTIP Units been issued at the beginning of the performance period. Those distributions will be paid in the form of additional LTIP Units. Thereafter, distributions will be paid currently with respect to all earned LTIP Units that are a part of the performance pool, whether vested or unvested. Although the amount of earned awards under the 2006 Outperformance Plan (i.e., the number of LTIP Units earned) will be determined when the performance pool is established, not all of the awards will vest at that time. Instead, one-third of the awards will vest on July 31, 2009 and each of the first two anniversaries thereafter based on continued employment.

In the event of a change in control of our company on or after August 1, 2007 but before July 31, 2009, the performance pool will be calculated assuming the performance period ended on July 31, 2009 and the total return continued at the same annualized rate from the date of the change in control to July 31, 2009 as was achieved from August 1, 2006 to the date of the change in control; provided that the performance pool may not exceed 200% of what it would have been if it was calculated using the total return from August 1, 2006 to the date of the change in control and a prorated benchmark. In either case, the performance pool will be formed as described above if the adjusted benchmark target is achieved and all earned awards will be fully vested upon the change in control. If a change in control occurs after the performance period has ended, all unvested awards issued under our 2006 Outperformance Plan will become fully vested upon the change in control.

The cost of the 2006 Outperformance Plan (approximately $9.6 million, subject to adjustment for forfeitures) will be amortized into earnings through the final vesting period in accordance with SFAS 123-R. We recorded approximately $2.5 million and $1.1 million of compensation expense during the years ended December 31, 2007 and 2006, respectively, in connection with the 2006 Outperformance Plan.

Amended and Restated 2005 Stock Option and Incentive Plan

Subject to adjustments upon certain corporate transactions or events, up to a maximum of 6,000,000 shares, or the Fungible Pool Limit, may be granted as options, restricted stock, phantom shares, dividend equivalent rights and other equity-based awards under the amended and restated 2005 Stock Option and Incentive Plan, or the 2005 Plan. At December 31, 2007, approximately 4.3 million shares of our common stock, calculated on a weighted basis, were available for issuance under the 2005 Plan, or 6.1 million shares if all shares available under the 2005 Plan were issued as five-year options.

Deferred Stock Compensation Plan for Directors

Under our Independent Director's Deferral Program, which commenced July 2004, our non-employee directors may elect to defer up to 100% of their annual retainer fee, chairman fees and meeting fees. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The phantom stock units are convertible into an equal number of shares of common stock upon such directors' termination of service from the board of directors or a change in control by us, as defined by the program. Phantom stock units are credited to each non-employee director quarterly using the closing price of our common stock on the applicable dividend record date for the respective quarter. Each participating non-employee director's account is also credited for an equivalent amount of phantom stock units based on the dividend rate for each quarter.

During the year ended December 31, 2007, approximately 4,953 phantom stock units were earned. As of December 31, 2007, there were approximately 15,513 phantom stock units outstanding.

Market Capitalization

At December 31, 2007, borrowings under our mortgage loans, 2005 unsecured revolving credit facility, unsecured notes, term loan and trust preferred securities (including our share of joint venture debt of approximately $1.6 billion) represented 55.1% of our combined market capitalization of approximately $13.3 billion (based on a common stock price of $93.46 per share, the closing price of our common stock on the New York Stock Exchange on December 31, 2007). Market capitalization includes our consolidated debt, common and preferred stock and the conversion of all units of limited partnership interest in our operating partnership, and our share of joint venture debt.

Indebtedness

The table below summarizes our consolidated mortgage debt, 2005 unsecured revolving credit facility, unsecured notes and trust preferred securities outstanding at December 31, 2007 and 2006, respectively (in thousands).

	December 31,	
Debt Summary:	2007	2006
Balance		
Fixed rate	$4,607,144	$1,026,714
Variable rate – hedged	160,000	485,000
Total fixed rate	4,767,144	1,511,714
Variable rate	764,011	291,665
Variable rate – supporting variable rate assets	191,927	12,000
Total variable rate	955,938	303,665
Total	$5,723,082	$1,815,379
Percent of Total Debt:		
Total fixed rate	83.3%	83.3%
Variable rate	16.7%	16.7%
Total	100.0%	100.0%
Effective Interest Rate for the Year:		
Fixed rate	5.35%	5.75%
Variable rate	6.57%	6.57%
Effective interest rate	5.66%	5.93%

The variable rate debt shown above bears interest at an interest rate based on 30-day LIBOR (4.60% and 5.32% at December 31, 2007 and 2006, respectively). Our consolidated debt at December 31, 2007 had a weighted average term to maturity of approximately 9.1 years.

Certain of our structured finance investments, totaling $191.9 million, are variable rate investments which mitigate our exposure to interest rate changes on our unhedged variable rate debt at December 31, 2007.

Mortgage Financing

As of December 31, 2007, our total mortgage debt (excluding our share of joint venture debt of approximately $1.6 billion) consisted of approximately $2.4 billion of fixed rate debt, including hedged variable rate debt, with an effective weighted average interest rate of approximately 5.97% and approximately $0.4 million of variable rate debt with an effective weighted average interest rate of approximately 6.67%.

CORPORATE INDEBTEDNESS

2005 Unsecured Revolving Credit Facility

We have a $1.5 billion unsecured revolving credit facility, or the 2005 unsecured revolving credit facility. We increased the capacity under the 2005 unsecured revolving credit facility by $300.00 million in January 2007, by an additional $450.0 million in June 2007 and by an additional $250.0 million in October 2007. The 2005 unsecured revolving credit facility bears interest at a spread ranging from 70 basis points to 110 basis points over the 30-day LIBOR, based on our leverage ratio. As of December 31, 2007, the spread was 80 basis points. This facility matures in June 2011 and has a one-year extension option. The 2005 unsecured revolving credit facility also requires a 12.5 to 20 basis point fee on the unused balance payable annually in arrears. The 2005 unsecured revolving credit facility had $708.5 million outstanding at December 31, 2007. Availability under the 2005 unsecured revolving credit facility was further reduced at December 31, 2007 by the issuance of approximately $40.3 million in letters of credit. The 2005 unsecured revolving credit facility includes certain restrictions and covenants (see restrictive covenants below).

Term Loans

We had a $325.0 million unsecured term loan, which was scheduled to mature in August 2009. This unsecured term loan bore interest at a spread ranging from 110 basis points to 140 basis points over the 30-day LIBOR. The unsecured term loan was repaid and terminated in March 2007.

We had a $200.0 million five-year non-recourse term loan, secured by a pledge of our ownership interest in 1221 Avenue of the Americas. The loan was scheduled to mature in May 2010. This term loan had a floating rate of 125 basis points over the current 30-day LIBOR rate. The secured term loan was repaid and terminated in June 2007.

In January 2007, we closed on a $500.0 million unsecured bridge loan, which matures in January 2010. This term loan bore interest at a spread ranging from 85 basis points to 125 basis points over LIBOR, based on our leverage ratio. This unsecured bridge loan was repaid and terminated in June 2007.

In December 2007, we closed on a $276.7 million ten-year term loan which carries an effective fixed interest rate of 5.19%. This loan is secured by our interest in 388 and 390 Greenwich Street. This secured term loan matures in December 2017.

Unsecured Notes

In March 2007, we issued $750.0 million of 3.00% exchangeable senior notes which are due in 2027. The notes were offered in accordance with Rule 144A under the Securities Act of 1933, as amended. The notes will pay interest semi-annually at a rate of 3.00% per annum and mature on March 30, 2027. Interest on these notes is payable semi-annually on March 30 and September 30. The notes will have an initial exchange rate representing an exchange price that is at a 25.0% premium to the last reported sale price of our common stock on March 20, 2007, or $173.30. The initial exchange rate is subject to adjustment under certain circumstances. The notes will be senior unsecured obligations of our operating partnership and will be exchangeable upon the occurrence of specified events, and during the period beginning on the twenty-second scheduled trading day prior to the maturity date and ending on the second business day prior to the maturity date, into cash or a combination of cash and shares of our common stock, if any, at our option. The notes will be redeemable, at our option, on and after April 15, 2012. We may be required to repurchase the notes on March 30, 2012, 2017 and 2022, and upon the occurrence of certain designated events. The net proceeds from the offering were approximately $736.0 million, after deducting estimated fees and expenses. The proceeds of the offering were used to repay certain of our existing indebtedness, make investments in additional properties, and make open market purchases of our common stock and for general corporate purposes.

The following table sets forth our senior unsecured notes and other related disclosures by scheduled maturity date (in thousands):

Issuance	Face Amount	Coupon Rate[2]	Term (in Years)	Maturity
March 26, 1999	$ 200,000	7.75%	10	March 15, 2009
January 22, 2004	150,000	5.15%	7	January 15, 2011
August 13, 2004	150,000	5.875%	10	August 15, 2014
March 31, 2006	275,000	6.00%	10	March 31, 2016
June 27, 2005[1]	287,500	4.00%	20	June 15, 2025
March 26, 2007	750,000	3.00%	20	March 30, 2027
	1,812,500			
Net discount	(19,212)			
	$1,793,288			

(1) Exchangeable senior debentures which are callable after June 17, 2010 at 100% of par. In addition, the debentures can be put to us, at the option of the holder at par plus accrued and unpaid interest, on June 15, 2010, 2015 and 2020 and upon the occurrence of certain change of control transactions. As a result of the Reckson Merger, the adjusted exchange rate for the debentures is 7.7461 shares of our common stock per $1,000 of principal amount of debentures and the adjusted reference dividend for the debentures is $1.3491.

(2) Interest on the senior unsecured notes is payable semi-annually with principal and unpaid interest due on the scheduled maturity dates.

On April 27, 2007, the $50.0 million 6.0% unsecured notes scheduled to mature in June 2007 and the $150.0 million 7.20% unsecured notes scheduled to mature in August 2007, assumed as part of the Reckson Merger, were redeemed.

Junior Subordinate Deferrable Interest Debentures

In June 2005, we issued $100.0 million of Trust Preferred Securities, which are reflected on the balance sheet at December 31, 2007 as Junior Subordinate Deferrable Interest Debentures. The proceeds were used to repay our unsecured revolving credit facility. The $100.0 million of junior subordinate deferrable interest debentures have a 30-year term ending July 2035. They bear interest at a fixed rate of 5.61% for the first 10 years ending July 2015. Thereafter, the rate will float at three-month LIBOR plus 1.25%. The securities are redeemable at par beginning in July 2010.

Restrictive Covenants

The terms of our 2005 unsecured revolving credit facility and unsecured bonds include certain restrictions and covenants which limit, among other things, the payment of dividends (as discussed below), the incurrence of additional indebtedness, the incurrence of liens and the disposition of assets, and which require compliance with financial ratios relating to the minimum amount of tangible net worth, the minimum amount of debt service coverage, the minimum amount of fixed charge coverage, the maximum amount of unsecured indebtedness, the minimum amount of unencumbered property debt service coverage and certain investment limitations. The dividend restriction referred to above provides that, except to enable us to continue to qualify as a REIT for Federal income tax purposes, we will not during any four consecutive fiscal quarters make distributions with respect to common stock or other equity interests in an aggregate amount in excess of 90% of funds from operations for such period, subject to certain other adjustments. As of December 31, 2007 and 2006, we were in compliance with all such covenants.

Market Rate Risk

We are exposed to changes in interest rates primarily from our floating rate borrowing arrangements. We use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point increase in interest rates along the entire interest rate curve for 2007 and 2006, would increase our annual interest cost by approximately $9.2 million and $2.9 million and would increase our share of joint venture annual interest cost by approximately $6.9 million and $6.7 million, respectively.

We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Approximately $4.8 billion of our long-term debt bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. The interest rate on our variable rate debt and joint venture debt as of December 31, 2007 ranged from LIBOR plus 62.5 basis points to LIBOR plus 275 basis points.

Contractual Obligations

Combined aggregate principal maturities of mortgages and notes payable, 2005 unsecured revolving credit facility, secured term loan, unsecured notes and bonds, trust preferred securities, our share of joint venture debt, excluding extension options, estimated interest expense, and our obligations under our capital lease, air rights and ground leases, as of December 31, 2007 are as follows (in thousands):

	2008	2009	2010	2011	2012	Thereafter	Total
Property Mortgages	$ 304,330	$154,750	$132,780	$ 243,461	$ 29,846	$1,979,477	$ 2,844,644
Revolving Credit Facility	–	–	–	708,500	–	-	708,500
Trust Preferred Securities	–	–	–	–	–	100,000	100,000
Term loan and Unsecured Notes	–	200,000	–	150,000	–	1,719,938	2,069,938
Capital lease	1,416	1,416	1,451	1,555	1,555	48,760	56,153
Ground leases	34,977	32,803	32,362	29,588	28,708	611,036	769,474
Estimated interest expense	306,387	283,438	265,207	227,534	194,277	1,107,554	2,384,397
Joint venture debt	451,196	438	115,164	72,065	33,372	921,011	1,593,246
Total	$1,098,306	$672,845	$546,964	$1,432,703	$287,758	$6,487,776	$10,526,352

Off-Balance Sheet Arrangements

We have a number of off-balance sheet investments, including joint ventures and structured finance investments. These investments all have varying ownership structures. Substantially all of our joint venture arrangements are accounted for under the equity method of accounting as we have the ability to exercise significant influence, but not control over the operating and financial decisions of these joint venture arrangements. Our off-balance sheet arrangements are discussed in Note 5, "Structured Finance Investments" and Note 6, "Investments in Unconsolidated Joint Ventures" in the accompanying financial statements. Additional information about the debt of our unconsolidated joint ventures is included in "Contractual Obligations" above.

Capital Expenditures

We estimate that for the year ending December 31, 2008, we will incur, approximately $128.5 million of capital expenditures (including tenant improvements and leasing commissions) on existing wholly-owned properties and our share of capital expenditures at our joint venture properties will be approximately $36.8 million. We expect to fund these capital expenditures with operating cash flow, borrowings under our credit facility, additional property level mortgage financings, and cash on hand. Future property acquisitions may require substantial capital investments for refurbishment and leasing costs. We expect that these financing requirements will be met in a similar fashion. We believe that we will have sufficient resources to satisfy our capital needs during the next 12-month period and thereafter through a combination of net cash provided by operations, borrowings, potential asset sales or additional equity or debt issuances.

Dividends

We expect to pay dividends to our stockholders based on the distributions we receive from the operating partnership primarily from property revenues net of operating expenses or, if necessary, from working capital or borrowings.

To maintain our qualification as a REIT, we must pay annual dividends to our stockholders of at least 90% of our REIT taxable income, determined before taking into consideration the dividends paid deduction and net capital gains. We intend to continue to pay regular quarterly dividends to our stockholders. Based on our current annual dividend rate of $3.15 per share, we would pay approximately $185.5 million in dividends to our common stockholders. Before we pay any dividend, whether for Federal income tax purposes or otherwise, which would only be paid out of available cash to the extent permitted under our unsecured revolving credit facility and our unsecured term loan, we must first meet both our operating requirements and scheduled debt service on our mortgages and loans payable.

RELATED PARTY TRANSACTIONS

Cleaning/ Security/ Messenger and Restoration Services

Through Alliance Building Services, or Alliance, First Quality Maintenance, L.P., or First Quality, provides cleaning, extermination and related services, Classic Security LLC provides security services, Bright Star Couriers LLC provides messenger services, and Onyx Restoration Works provides restoration services with respect to certain properties owned by us. Alliance is owned by Gary Green, a son of Stephen L. Green, the chairman of our board of directors. First Quality also provides additional services directly to tenants on a separately negotiated basis. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. First Quality leases 26,800 square feet of space at 70 West 36th Street pursuant to a lease that expires on December 31, 2015. We received approximately $75,000 in rent from Alliance in 2007. We sold this property in March 2007. We paid Alliance approximately $14.8 million, $13.6 million and $11.0 million for three years ended December 31, 2007 respectively, for these services (excluding services provided directly to tenants).

Leases

Nancy Peck and Company leases 507 square feet of space at 420 Lexington Avenue on a month-to-month basis. Nancy Peck and Company is owned by Nancy Peck, the wife of Stephen L. Green. The rent due under the lease is $15,210 per year. Prior to February 2007, Nancy Peck and Company leased 2,013 square feet of space at 420 Lexington Avenue, pursuant to a lease that expired on June 30, 2005 and which provided for annual rental payments of approximately $66,000. The rent due pursuant to that lease was offset against a consulting fee of $11,025 per month an affiliate paid to her pursuant to a consulting agreement, which was canceled in July 2006.

Management Fees

S.L. Green Management Corp. receives property management fees from certain entities in which Stephen L. Green owns an interest. The aggregate amount of fees paid to S.L. Green Management Corp. from such entities was approximately $297,100 in 2007, $205,000 in 2006 and $209,000 in 2005.

Management Indebtedness

In January 2001, Mr. Marc Holliday, then our president, received a non-recourse loan from us in the principal amount of $1.0 million pursuant to his amended and restated employment and non-competition agreement he executed at the time. This loan bore interest at the applicable federal rate per annum and was secured by a pledge of certain of Mr. Holliday's shares of our common stock. The principal of and interest on this loan was forgivable upon our attainment of specified financial performance goals prior to December 31, 2006, provided that Mr. Holliday remains employed by us until January 17, 2007. As a result of the performance goals being met, this loan was forgiven in January 2007. In April 2000, Mr. Holliday received a loan from us in the principal amount of $300,000 with a maturity date of July 2003. This loan bore interest at a rate of 6.60% per annum and was secured by a pledge of certain of Mr. Holliday's shares of our common stock. In May 2002, Mr. Holliday entered into a loan modification agreement with us in order to modify the repayment terms of the $300,000 loan. Pursuant to the agreement, $100,000 (plus accrued interest thereon) was forgivable on each of January 1, 2004, January 1, 2005 and January 1, 2006, provided that Mr. Holliday remains employed by us through each of such date. This loan was forgiven in 2006.

Brokerage Services

Sonnenblick-Goldman Company, or Sonnenblick, a nationally recognized real estate investment banking firm, provided mortgage brokerage services to us. Mr. Morton Holliday, the father of Mr. Marc Holliday, was a Managing Director of Sonnenblick at the time of the financings. In 2006, our 485 Lexington Avenue joint venture paid approximately $757,000 to Sonnenblick in connection with refinancing the property and increasing the first mortgage to $390.0 million. Also in 2006, an entity in which we hold a preferred equity investment paid approximately $438,000 to Sonnenblick in connection with refinancing the property held by that entity and increasing the first mortgage to $90.0 million. In 2007, our 1604-1610 Broadway joint venture paid approximately $146,500 to Sonnenblick in connection with obtaining a $27.0 million first mortgage and we paid $759,000 in connection with the refinancing of 485 Lexington Avenue.

In 2007, we paid a consulting fee of $525,000 to Stephen Wolff, the brother-in-law of Marc Holliday, in connection with our aggregate investment of $119.1 million in the joint venture that owns 800 Third Avenue and approximately $68,000 in connection with our acquisition of 16 Court Street for $107.5 million.

Gramercy Capital Corp.

Our related party transactions with Gramercy are discussed in Note 13, "Related Party Transactions" in the accompanying financial statements.

Insurance

We maintain "all-risk" property and rental value coverage (including coverage regarding the perils of flood, earthquake and terrorism) and liability insurance with limits of $200.0 million per location. We now maintain two property insurance portfolios. The first portfolio maintains a blanket limit of $600.0 million per occurrence for the majority of the New York City properties in our portfolio with a sub-limit of $450.0 million for acts of terrorism. This policy expires on December 31, 2008. The second portfolio maintains a limit of $600.0 million per occurrence, including terrorism, for the majority of the Suburban properties. This policy expires on December 31, 2008. The liability policies expire on October 31, 2008. The New York City portfolio incorporates our captive, Belmont Insurance Company, which we formed in an effort to, among other things, stabilize to some extent the fluctuations of insurance market conditions. Belmont is licensed in New York to write up to $100.0 million of terrorism coverage for us, and at this time is providing $50.0 million of terrorism coverage in excess of $250.0 million and is insuring a large deductible on the liability insurance with a $250,000 deductible per occurrence and a $2.4 million annual aggregate loss limit. We have secured an excess insurer to protect against catastrophic liability losses (above $250,000 deductible per occurrence) and a stop loss for aggregate claims that exceed $2.4 million. We have retained a third party administrator to manage all claims within the deductible and we anticipate that direct management of liability claims will improve loss experience and ultimately lower the cost of liability insurance in future years. We have a 45% interest in the property at 1221 Avenue of the Americas, where we participate with The Rockefeller Group Inc., which carries a blanket policy providing $1.0 billion of "all-risk" property insurance, including terrorism coverage, and a 49.9% interest in the property at 100 Park Avenue, where we participate with Prudential, which carries a blanket policy of $500.0 million of "all-risk" property insurance, including terrorism coverage. We own One Madison Avenue, which is under a triple net lease with insurance provided by the tenant, Credit Suisse Securities (USA) LLC, or CS. We monitor the coverage provided by CS to make sure that our asset is adequately protected. Although we consider our insurance coverage to be appropriate, in the event of a major catastrophe, such as an act of terrorism, we may not have sufficient coverage to replace certain properties.

In October 2006, we formed a wholly-owned taxable REIT subsidiary, Belmont, to act as a captive insurance company and be one of the elements of our overall insurance program. Belmont acts as a direct property insurer with respect to a portion of our terrorism coverage for the New York City properties and provides primary liability insurance to cover the deductible program. As long as we own Belmont, we are responsible for its liquidity and capital resources, and the accounts of Belmont are part of our consolidated financial statements. If we experience a loss and Belmont is required to pay under its insurance policy, we would ultimately record the loss to the extent of Belmont's required payment. Therefore, insurance coverage provided by Belmont should not be considered as the equivalent of third-party insurance, but rather as a modified form of self-insurance.

The Terrorism Risk Insurance Act, or TRIA, which was enacted in November 2002, was renewed on December 31, 2007. Congress extended TRIA, now called TRIPRA (Terrorism Risk Insurance Program Reauthorization and Extension Act of 2007) until December 31, 2014. The law extends the federal Terrorism Insurance Program that requires insurance companies to offer terrorism coverage and provides for compensation for insured losses resulting from acts of terrorism. Our debt instruments, consisting of mortgage loans secured by our properties (which are generally non-recourse to us), mezzanine loans, ground leases and our 2005 unsecured revolving credit facility and secured term loan, contain customary covenants requiring us to maintain insurance. There can be no assurance that the lenders or ground lessors under these instruments will not take the position that a total or partial exclusion from "all-risk" insurance coverage for losses due to terrorist acts is a breach of these debt and ground lease instruments that allows the lenders or ground lessors to declare an event of default and accelerate repayment of debt or recapture of ground lease positions. In addition, if lenders insist on full coverage for these risks and prevail in asserting that we are required to maintain such coverage, it could result in substantially higher insurance premiums.

Funds from Operations

Funds From Operations, or FFO, is a widely recognized measure of REIT performance. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we do. The revised White Paper on FFO approved by the Board of Governors of NAREIT in April 2002 defines FFO as net income (loss) (computed in accordance with Generally Accepted Accounting Principles, or GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, particularly those that own and operate commercial office properties.

We also use FFO as one of several criteria to determine performance-based bonuses for members of our senior management. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, interest costs, providing perspective not immediately apparent from net income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

FFO for the years ended December 31, 2007, 2006 and 2005 are as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Net income available to common stockholders	$ 640,535	$ 200,844	$ 137,544
Add:			
Depreciation and amortization	181,647	65,235	48,898
Minority interest	23,931	10,270	5,832
FFO from discontinued operations	19,186	30,769	32,725
FFO adjustment for unconsolidated joint ventures	18,972	34,049	30,412
Less:			
Income from discontinued operations	(12,151)	(19,122)	(19,689)
Gain on sale of discontinued operations	(481,750)	(93,976)	(33,875)
Gain on sale of joint venture property/partial interest	(31,509)	(3,451)	(11,550)
Depreciation on non-rental real estate assets	(904)	(984)	(784)
Funds from Operations – available to common stockholders	357,957	223,634	189,513
Dividends on convertible preferred shares	-	-	-
Funds from Operations – available to all stockholders	$ 357,957	$ 223,634	$ 189,513
Cash flows provided by operating activities	$ 406,705	$ 225,644	$ 138,398
Cash flows used in investing activities	$(2,334,337)	$(786,912)	$(465,674)
Cash flows provided by financing activities	$ 1,856,418	$ 654,342	$ 315,585

Inflation

Substantially all of the office leases provide for separate real estate tax and operating expense escalations as well as operating expense recoveries based on increases in the Consumer Price Index or other measures such as porters' wage. In addition, many of the leases provide for fixed base rent increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above.

Recently Issued Accounting Pronouncements

The Recently Issued Accounting Pronouncements are discussed in Note 2, "Significant Accounting Policies-Recently Issued Accounting Pronouncements" in the accompanying financial statements.

Forward-Looking Information

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements relate to, without limitation, our future capital expenditures, dividends and acquisitions (including the amount and nature thereof) and other development trends of the real estate industry and the Manhattan, Westchester County, Connecticut, Long Island and New Jersey office markets, business strategies, and the expansion and growth of our operations. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Act and Section 21E of the Exchange Act. Such statements are subject to a number of assumptions, risks and uncertainties which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are generally identifiable by the use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," "continue," or the negative of these words, or other similar words or terms. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors about which we have made assumptions are:

- general economic or business (particularly real estate) conditions, either nationally or in the New York metro area being less favorable than expected;
- reduced demand for office space;
- risks of real estate acquisitions;
- risks of structured finance investments;
- availability and creditworthiness of prospective tenants;
- adverse changes in the real estate markets, including increasing vacancy, decreasing rental revenue and increasing insurance costs;
- availability of capital (debt and equity);
- unanticipated increases in financing and other costs, including a rise in interest rates;
- market interest rates could adversely affect the market price of our common stock, as well as our performance and cash flows;
- our ability to satisfy complex rules in order for us to qualify as a REIT, for federal income tax purposes, our operating partnership's ability to satisfy the rules in order for it to qualify as a partnership for federal income tax purposes, the ability of certain of our subsidiaries to qualify as REITs and certain of our subsidiaries to qualify as taxable REIT subsidiaries for federal income tax purposes and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules;
- accounting principles and policies and guidelines applicable to REITs;
- competition with other companies;
- the continuing threat of terrorist attacks on the national, regional and local economies including, in particular, the New York City area and our tenants;
- legislative or regulatory changes adversely affecting REITs and the real estate business; and
- environmental, regulatory and/or safety requirements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

The risks included here are not exhaustive. Other sections of this report may include additional factors that could adversely affect the Company's business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Consolidated Balance Sheets

(Amounts in thousands, except per share data)	December 31, 2007	2006
Assets		
Commercial real estate properties, at cost:		
Land and land interests	$ 1,436,569	$ 439,986
Building and improvements	5,919,746	2,111,970
Building leasehold and improvements	1,253,973	490,995
Property under capital lease	12,208	12,208
	8,622,496	3,055,159
Less: accumulated depreciation	(381,510)	(279,436)
	8,240,986	2,775,723
Assets held for sale	41,568	-
Cash and cash equivalents	45,964	117,178
Restricted cash	105,475	252,272
Tenant and other receivables, net of allowance of $13,932 and $11,079 in 2007 and 2006, respectively	49,015	34,483
Related party receivables	13,082	7,195
Deferred rents receivable, net of allowance of $13,400 and $10,925 in 2007 and 2006, respectively	136,595	96,624
Structured finance investments, net of discount of $30,783 and $14,804 in 2007 and 2006, respectively	805,215	445,026
Investments in unconsolidated joint ventures	1,438,123	686,069
Deferred costs, net	134,354	97,850
Other assets	419,701	119,807
Total assets	$11,430,078	$4,632,227
Liabilities and Stockholders' Equity		
Mortgage notes payable	$ 2,844,644	$1,190,379
Revolving credit facility	708,500	-
Term loans and unsecured notes	2,069,938	525,000
Accrued interest payable and other liabilities	45,194	10,008
Accounts payable and accrued expenses	180,898	138,181
Deferred revenue/gain	819,022	43,721
Capitalized lease obligation	16,542	16,394
Deferred land leases payable	16,960	16,938
Dividend and distributions payable	52,077	40,917
Security deposits	35,021	27,913
Junior subordinate deferrable interest debentures held by trusts that issued trust preferred securities	100,000	100,000
Total liabilities	6,888,796	2,109,451
Commitments and Contingencies	-	-
Minority interest in Operating Partnership	82,007	71,731
Minority interests in other partnerships	632,400	56,162
Stockholders' Equity		
Series C preferred stock, $0.01 par value, $25.00 liquidation preference, 6,300 issued and outstanding at December 31, 2007 and 2006, respectively	151,981	151,981
Series D preferred stock, $0.01 par value, $25.00 liquidation preference, 4,000 issued and outstanding at December 31, 2007 and 2006, respectively	96,321	96,321
Common stock, $0.01 par value 160,000 shares authorized and 60,071 and 49,840 issued and outstanding at December 31, 2007 and 2006, respectively (including 1,312 shares at December 31, 2007 held in Treasury)	601	498
Additional paid-in-capital	2,931,887	1,809,893
Treasury stock at cost	(150,719)	-
Accumulated other comprehensive income	4,943	13,971
Retained earnings	791,861	322,219
Total stockholders' equity	3,826,875	2,394,883
Total liabilities and stockholders' equity	$11,430,078	$4,632,227

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

(Amounts in thousands, except per share data)	Year Ended December 31, 2007	2006	2005
Revenues			
Rental revenue, net	$ 696,919	$317,782	$240,379
Escalation and reimbursement	114,506	58,024	45,508
Preferred equity and investment income	91,826	61,956	44,989
Other income	151,272	56,065	37,808
Total revenues	1,054,523	493,827	368,684
Expenses			
Operating expenses including $14,820 (2007) $13,594 (2006) and $10,119 (2005) to affiliates	215,030	107,128	81,877
Real estate taxes	126,519	66,613	49,443
Ground rent	32,389	20,150	19,250
Interest	265,073	90,875	71,752
Amortization of deferred financing costs	16,655	4,425	4,461
Depreciation and amortization	181,647	65,235	48,898
Marketing, general and administrative	105,044	65,741	44,215
Total expenses	942,357	420,167	319,896
Income from continuing operations before equity in net income of unconsolidated joint ventures, minority interest and discontinued operations	112,166	73,660	48,788
Equity in net income of unconsolidated joint ventures	46,765	40,780	49,349
Income from continuing operations before gain on sale, minority interest, and discontinued operations	158,931	114,440	98,137
Equity in net gain on sale of interest in unconsolidated joint venture	31,509	-	11,550
Gain on sale of partial interest	-	3,451	-
Minority interest in other partnerships	(17,824)	(5,210)	(809)
Minority interest in operating partnership attributable to continuing operations	(6,107)	(5,060)	(5,023)
Income from continuing operations	166,509	107,621	103,855
Net income from discontinued operations, net of minority interest	12,151	19,122	19,689
Gain on sale of discontinued operations, net of minority interest	481,750	93,976	33,875
Net income	660,410	220,719	157,419
Preferred stock dividends	(19,875)	(19,875)	(19,875)
Net income available to common stockholders	$ 640,535	$200,844	$137,544
Basic earnings per share:			
Net income from continuing operations before gain on sale and discontinued operations	$ 1.98	$ 1.88	$ 1.73
Net income from discontinued operations, net of minority interest	0.20	0.43	0.47
Gain on sale of discontinued operations, net of minority interest	8.20	2.11	0.81
Gain on sale of joint venture property/partial interest	0.52	0.08	0.28
Net income available to common stockholders	$ 10.90	$ 4.50	$ 3.29
Diluted earnings per share:			
Net income from continuing operations before gain on sale and discontinued operations	$ 1.96	$ 1.84	$ 1.70
Net income from discontinued operations, net of minority interest	0.20	0.42	0.46
Gain on sale of discontinued operations, net of minority interest	8.11	2.05	0.79
Gain on sale of joint venture property/partial interest	0.51	0.07	0.25
Net income available to common stockholders	$ 10.78	$ 4.38	$ 3.20
Basic weighted average common shares outstanding	58,742	44,593	41,793
Diluted weighted average common shares and common share equivalents outstanding	61,885	48,495	45,504

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity

(Amounts in thousands, except per share data)	Series C Preferred Stock	Series D Preferred Stock	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total	Comprehensive Income
Balance at December 31, 2004	$151,981	$96,321	40,876	$409	$ 902,340	$ -	$ 5,647	$ 191,182	$1,347,880	$218,193
Comprehensive Income:										
Net income								157,419	157,419	157,419
Net unrealized gain on derivative instruments							9,669		9,669	9,669
SL Green's share of joint venture net unrealized loss on derivative instruments										(667)
Preferred dividends								(19,875)	(19,875)	
Redemption of units			104	1	3,160				3,161	
Proceeds from dividend reinvestment plan			338	3	20,378				20,381	
Deferred compensation plan & stock award, net			251	3	1,859				1,862	
Amortization of deferred compensation plan					4,220				4,220	
Proceeds from stock options exercised			887	9	24,172				24,181	
Stock-based compensation - fair value					3,729				3,729	
Cash distributions declared ($2.22 per common share of which none represented a return of capital for federal income tax purposes)								(93,186)	(93,186)	
Balance at December 31, 2005	$151,981	$96,321	42,456	$425	$ 959,858	-	$15,316	$ 235,540	$1,459,441	$166,421
Comprehensive Income:										
Net income								220,719	220,719	$220,719
Net unrealized gain on derivative instruments							(1,345)		(1,345)	(1,345)
SL Green's share of joint venture net unrealized loss on derivative instruments										1,281
Preferred dividends								(19,875)	(19,875)	
Redemption of units			214	2	6,520				6,522	
Proceeds from dividend reinvestment plan			132	1	12,965				12,966	
Deferred compensation plan & stock award, net			94	1	302				303	
Amortization of deferred compensation plan					10,068				10,068	
Net proceeds from common stock offering			6,498	64	800,200				800,264	
Proceeds from stock options exercised			446	5	14,452				14,457	
Stock-based compensation – fair value					5,528				5,528	
Cash distributions declared ($2.50 per common share of which none represented a return of capital for federal income tax purposes)								(114,165)	(114,165)	
Balance at December 31, 2006	$151,981	$96,321	49,840	$498	$1,809,893	-	$13,971	$ 322,219	$2,394,883	$220,665
Comprehensive Income:										
Net income								660,410	660,410	$660,410
Net unrealized loss on derivative instruments							(9,028)		(9,028)	(9,028)
SL Green's share of joint venture net unrealized gain on derivative instruments										(788)
Preferred dividends								(19,875)	(19,875)	
Redemption of units and DRIP proceeds			451	5	24,436				24,441	
Deferred compensation plan & stock award, net			418	4	650				654	
Amortization of deferred compensation plan					35,907				35,907	
Proceeds from stock options exercised			349	4	12,913				12,917	
Common stock issued in connection with Reckson Merger			9,013	90	1,048,088				1,048,178	
Treasury stock-at cost			(1,312)			(150,719)			(150,719)	
Cash distribution declared ($2.89 per common share of which none represented a return of capital for federal income tax purposes)								(170,893)	(170,893)	
Balance at December 31, 2007	$151,981	$96,321	58,759	$601	$2,931,887	$(150,719)	$ 4,943	$ 791,861	$3,826,875	$650,594

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

(Amounts in thousands, except per share data)	Year Ended December 31, 2007	2006	2005
Operating Activities			
Net income	$ 660,410	$ 220,719	$ 157,419
Adjustment to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	204,831	80,230	65,218
Gain on sale of discontinued operations	(481,750)	(93,976)	(33,875)
Equity from net income from unconsolidated joint ventures	(46,765)	(40,780)	(49,349)
Distributions of cumulative earnings of unconsolidated joint ventures	45,856	70,692	48,300
Equity in net gain on sale of unconsolidated joint venture/ partial interest	(31,509)	(3,451)	(11,550)
Minority interests	24,437	11,347	6,200
Deferred rents receivable	(51,863)	(12,398)	(15,645)
Other non-cash adjustments	30,460	9,105	3,663
Changes in operating assets and liabilities:			
Restricted cash – operations	(15,444)	(9,402)	(11,772)
Tenant and other receivables	(17,362)	(12,159)	(8,275)
Related party receivables	(6,238)	512	(2,680)
Deferred lease costs	(32,933)	(15,583)	(16,863)
Other assets	36,460	(15,118)	(17,295)
Accounts payable, accrued expenses and other liabilities	83,314	43,417	26,264
Deferred revenue and land lease payable	4,801	(7,511)	(1,362)
Net cash provided by operating activities	406,705	225,644	138,398
Investing Activities			
Acquisitions of real estate property	(4,188,318)	(572,785)	(435,740)
Proceeds from Asset Sale	1,964,914	-	-
Additions to land, buildings and improvements	(93,762)	(52,357)	(48,713)
Escrowed cash – capital improvements/acquisitions deposits	149,337	(184,120)	7,439
Investments in unconsolidated joint ventures	(823,043)	(166,892)	(127,740)
Distributions in excess of cumulative earnings from unconsolidated joint ventures	82,449	41,848	152,557
Net proceeds from disposition of rental property	1,021,716	203,451	59,673
Other investments	(96,955)	-	-
Structured finance and other investments net of repayments/participations	(350,675)	(56,057)	(73,150)
Net cash used in investing activities	(2,334,337)	(786,912)	(465,674)
Financing Activities			
Proceeds from mortgage notes payable	809,914	329,668	436,051
Repayments of mortgage notes payable	(124,339)	(367,670)	(165,275)
Proceeds from revolving credit facilities, term loans and unsecured notes	3,834,339	749,645	925,000
Repayments of revolving credit facilities, term loans and unsecured notes	(2,837,813)	(781,645)	(803,900)
Proceeds from stock options exercised	12,917	14,457	24,184
Net proceeds from sale of common stock	-	800,269	-
Purchases of Treasury Stock	(150,719)	-	-
Minority interest in other partnerships	531,808	35,807	17,909
Dividends and distributions paid	(188,285)	(118,146)	(94,740)
Deferred loan costs and capitalized lease obligation	(31,404)	(8,043)	(23,644)
Net cash provided by financing activities	1,856,418	654,342	315,585
Net increase (decrease) in cash and cash equivalents	(71,214)	93,074	(11,691)
Cash and cash equivalents at beginning of period	117,178	24,104	35,795
Cash and cash equivalents at end of period	$ 45,964	$ 117,178	$ 24,104
Supplemental cash flow disclosures			
Interest paid	$ 309,752	$ 102,581	$ 74,136
Income taxes paid	$ 1,644	$ 1,356	$ 1,849

In December 2007, 2006 and 2005, the Company declared quarterly distributions per share of $0.7875, $0.70 and $0.60, respectively. These distributions were paid in January 2008, 2007 and 2006, respectively.

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

December 31, 2007

1. Organization and Basis of Presentation

SL Green Realty Corp., also referred to as the Company or SL Green, a Maryland corporation, and SL Green Operating Partnership, L.P., or the operating partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. The operating partnership received a contribution of interest in the real estate properties, as well as 95% of the economic interest in the management, leasing and construction companies which are referred to as the Service Corporation. The Company has qualified, and expects to qualify in the current fiscal year, as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code, and operates as a self-administered, self-managed REIT. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to reduce or avoid the payment of Federal income taxes at the corporate level. Unless the context requires otherwise, all references to "we," "our" and "us" means the Company and all entities owned or controlled by the Company, including the operating partnership.

Substantially all of our assets are held by, and our operations are conducted through, the operating partnership. The Company is the sole managing general partner of the operating partnership. As of December 31, 2007, minority investors held, in the aggregate, a 3.83% limited partnership interest in the operating partnership.

On January 25, 2007, we completed the acquisition, or the Reckson Merger, of all of the outstanding shares of common stock of Reckson Associates Realty Corp., or Reckson, pursuant to the terms of the Agreement and Plan of Merger, dated as of August 3, 2006, as amended, the Merger Agreement, among SL Green, Wyoming Acquisition Corp., or Wyoming, Wyoming Acquisition GP LLC, Wyoming Acquisition Partnership LP, Reckson and Reckson Operating Partnership, L.P., or ROP. Pursuant to the terms of the Merger Agreement, each of the issued and outstanding shares of common stock of Reckson were converted into (i) $31.68 in cash, (ii) 0.10387 of a share of the common stock, par value $0.01 per share, of SL Green and (iii) a prorated dividend in an amount equal to approximately $0.0977 in cash. We also assumed an aggregate of approximately $226.3 million of Reckson mortgage debt, approximately $287.5 million of Reckson convertible public debt and approximately $967.8 million of Reckson public unsecured notes. ROP is a subsidiary of our operating partnership.

On January 25, 2007, we completed the sale, or Asset Sale, of certain assets of ROP to an asset purchasing venture led by certain of Reckson's former executive management, or the Buyer, for a total consideration of approximately $2.0 billion. SL Green caused ROP to transfer the following assets to the Buyer in the Asset Sale: (1) certain real property assets and/or entities owning such real property assets, in either case, of ROP and 100% of certain loans secured by real property, all of which are located in Long Island, New York; (2) certain real property assets and/or entities owning such real property assets, in either case, of ROP located in White Plains and Harrison, New York; (3) all of the real property assets and/or entities owning 100% of the interests in such real property assets, in either case, of ROP located in New Jersey; (4) the entity owning a 25% interest in Reckson Australia Operating Company LLC, Reckson's Australian management company (including its Australian licensed responsible entity), and other related entities, and ROP and ROP subsidiaries' rights to and interests in, all related contracts and assets, including, without limitation, property management and leasing, construction services and asset management contracts and services contracts; (5) the direct or indirect interest of Reckson in Reckson Asset Partners, LLC, an affiliate of RSVP and all of ROP's rights in and to certain loans made by ROP to Frontline Capital Group, the bankrupt parent of RSVP, and other related entities, which were purchased by a 50/50 joint venture comprised of the buyer and an affiliate of SL Green; (6) a 50% participation interest in certain loans made by a subsidiary of ROP that are secured by four real property assets located in Long Island, New York; and (7) 100% of certain loans secured by real property located in White Plains and New Rochelle, New York.

As of December 31, 2007, we owned the following interests in commercial office properties in the New York Metro area, primarily in midtown Manhattan, a borough of New York City, or Manhattan. Our investments in the New York Metro area also include investments in Brooklyn, Queens, Long Island, Westchester County, Connecticut and New Jersey, which are collectively known as the Suburban assets:

Location	Ownership	Number of Properties	Square Feet	Average Occupancy [1]
Manhattan	Consolidated properties	23	14,629,200	97.3%
	Unconsolidated properties	9	10,099,000	95.6%
Suburban	Consolidated properties	30	4,925,800	90.9%
	Unconsolidated properties	6	2,941,700	93.9%
		68	32,595,700	

[1] The weighted average occupancy represents the total leased square feet divided by total available square feet.

We also own investments in eight retail properties encompassing approximately 354,000 square feet, one development property encompassing approximately 85,000 square feet and two land interests. In addition, we manage three office properties owned by third parties and affiliated companies encompassing approximately 1.0 million rentable square feet.

As of December 31, 2007, we also owned approximately 22% of the outstanding common stock of Gramercy Capital Corp. (NYSE: GKK), or Gramercy, as well as 65.83 units of the Class B limited partner interest in Gramercy's operating partnership. See Note 6.

Partnership Agreement

In accordance with the partnership agreement of the operating partnership, or the operating partnership agreement, we allocate all distributions and profits and losses in proportion to the percentage ownership interests of the respective partners. As the managing general partner of the operating partnership, we are required to take such reasonable efforts, as determined by us in our sole discretion, to cause the operating partnership to distribute sufficient amounts to enable the payment of sufficient dividends by us to avoid any Federal income or excise tax at the Company level. Under the operating partnership agreement each limited partner will have the right to redeem units of limited partnership interest for cash, or if we so elect, shares of our common stock on a one-for-one basis. In addition, we are prohibited from selling 673 First Avenue before August 2009, under certain circumstances.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include our accounts and those of our subsidiaries, which are wholly-owned or controlled by us or entities which are variable interest entities in which we are the primary beneficiary under the Financial Accounting Standards Board, or FASB, Interpretation No. 46R, or FIN 46R, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51." See Note 5, Note 6 and Note 7. Entities which we do not control and entities which are variable interest entities, but where we are not the primary beneficiary are accounted for under the equity method. We consolidate variable interest entities in which we are determined to be the primary beneficiary. The interest that we do not own is included in "Minority Interest–Other Partnerships" on the balance sheet. All significant intercompany balances and transactions have been eliminated.

In June 2005, the FASB ratified the consensus in EITF Issue No. 04-5, or EITF 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," which provides guidance in determining whether a general partner controls a limited partnership. EITF 04–5 states that the general partner in a limited partnership is presumed to control that limited partnership. The presumption may be overcome if the limited partners have either (1) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (2) substantive participating rights, which provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business and thereby preclude the general partner from exercising unilateral control over the partnership. Our adoption of EITF 04–5 did not have any effect on net income or stockholders' equity.

We consolidate our investment in 919 Third Avenue as we own a 51% controlling interest.

If we retain an interest in the buyer and provide certain guarantees we account for such transaction as a profit-sharing arrangement. For transactions treated as profit-sharing arrangements, we record a profit-sharing obligation for the amount of equity contributed by the other partner and continue to keep the property and related accounts recorded on our books. Any debt assumed by the buyer would continue to be recorded on our books. The results of operations of the property, net of expenses other than depreciation (net operating income), are allocated to the other partner for its percentage interest and reflected as "co-venture expense" in our consolidated financial statements. In future periods, a sale is recorded and profit is recognized when the remaining maximum exposure to loss is reduced below the amount of gain deferred.

Investment in Commercial Real Estate Properties

Rental properties are stated at cost less accumulated depreciation and amortization. Costs directly related to the acquisition and redevelopment of rental properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

In accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," a property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Once an asset is held for sale, depreciation expense and straight-line rent adjustments are no longer recorded and the historic results are reclassified as discontinued operations. See Note 4.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	40 years
Building improvements	shorter of remaining life of the building or useful life
Building (leasehold interest)	lesser of 40 years or remaining term of the lease
Property under capital lease	remaining lease term
Furniture and fixtures	four to seven years
Tenant improvements	shorter of remaining term of the lease or useful life

Depreciation expense (including amortization of the capital lease asset) amounted to approximately $170.9 million, $57.9 million and $43.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

On a periodic basis, we assess whether there are any indicators that the value of our real estate properties may be impaired or that its carrying value may not be recoverable. A property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property.

We do not believe that the value of any of our rental properties was impaired at December 31, 2007 and 2006.

A variety of costs are incurred in the acquisition, development and leasing of our properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on our development properties is guided by SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects." The costs of land and building under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity. We cease capitalization on the portions substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portions under construction.

Results of operations of properties acquired are included in the Statement of Operations from the date of acquisition.

In accordance with SFAS No. 141, "Business Combinations," we allocate the purchase price of real estate to land and building and, if determined to be material, intangibles, such as the value of above-, below- and at-market leases and origination costs associated with the in-place leases. We depreciate the amount allocated to building and other intangible assets over their estimated useful lives, which generally range from three to 40 years and from one to 14 years, respectively. The values of the above- and below-market leases are amortized and recorded as either an increase (in the case of below-market leases) or a decrease (in the case of above-market leases) to rental income over the remaining term of the associated lease, which range from one to 14 years. The value associated with in-place leases are amortized over the expected term of the associated lease, which includes an estimated probability of the lease renewal, and its estimated term, which range from one to 14 years. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value of the leases based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

As a result of our evaluations, under SFAS No. 141, of acquisitions made, we recognized an increase of approximately $4.6 million, $2.2 million and $1.2 million in rental revenue for the years ended December 31, 2007, 2006 and 2005, respectively, for the amortization of aggregate below-market rents in excess of above-market leases and a reduction in lease origination costs, resulting from the allocation of the purchase price of the applicable properties. We recognized a reduction in interest expense for the amortization of the above-market rate mortgage of approximately $6.1 million, $777,000 and $715,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The following summarizes our identified intangible assets (acquired above-market leases and in-place leases) and intangible liabilities (acquired below-market leases) as of December 31, 2007. Amounts in thousands:

	December 31, 2007	December 31, 2006
Identified intangible assets (included in other assets):		
Gross amount	$236,594	$15,191
Accumulated amortization	(9,970)	(1,872)
Net	$226,624	$13,319
Identified intangible liabilities (included in deferred revenue):		
Gross amount	$480,770	$26,384
Accumulated amortization	(20,271)	(7,711)
Net	$460,499	$18,673

The estimated annual amortization of acquired below-market leases, net of acquired above-market leases, for each of the five succeeding years is as follows (in thousands):

2008	$18,578
2009	19,675
2010	19,970
2011	19,959
2012	17,590

The estimated annual amortization of all other identifiable assets (a component of depreciation and amortization expense) including tenant improvements for each of the five succeeding years is as follows:

2008	$9,153
2009	8,516
2010	7,292
2011	5,543
2012	4,431

Cash and Cash Equivalents

We consider all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Investment in Unconsolidated Joint Ventures

We account for our investments in unconsolidated joint ventures under the equity method of accounting in cases where we exercise significant influence, but do not control these entities and are not considered to be the primary beneficiary under

FIN 46R. We consolidate those joint ventures where we are considered to be the primary beneficiary, even though we do not control the entity. In all the joint ventures, the rights of the minority investor are both protective as well as participating. Unless we are determined to be the primary beneficiary, these rights preclude us from consolidating these investments. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Any difference between the carrying amount of these investments on our balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in net income (loss) of unconsolidated joint ventures over the lesser of the joint venture term or 40 years. Equity income (loss) from unconsolidated joint ventures is allocated based on our ownership interest in each joint venture. When a capital event (as defined in each joint venture agreement) such as a refinancing occurs, if return thresholds are met, future equity income will be allocated at our increased economic percentage. We recognize incentive income from unconsolidated real estate joint ventures as income to the extent it is earned and not subject to a clawback feature. Distributions we receive from unconsolidated real estate joint ventures in excess of our basis in the investment are recorded as offsets to our investment balance if we remain liable for future obligations of the joint venture or may otherwise be committed to provide future additional financial support. None of the joint venture debt is recourse to us. See Note 6.

Restricted Cash

Restricted cash primarily consists of security deposits held on behalf of our tenants as well as capital improvement and real estate tax escrows required under certain loan agreements.

Deferred Lease Costs

Deferred lease costs consist of fees and direct costs incurred to initiate and renew operating leases and are amortized on a straight-line basis over the related lease term. Certain of our employees provide leasing services to the wholly-owned properties. A portion of their compensation, approximating $7.0 million, $3.5 million and $2.3 million for the years ended December 31, 2007, 2006 and 2005, respectively, was capitalized and is amortized over an estimated average lease term of seven years.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal and other third-party costs associated with obtaining commitments for financing which result in a closing of such financing. These costs are amortized over the terms of the respective agreements. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions, which do not close, are expensed in the period in which it is determined that the financing will not close.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the accompanying balance sheets. We establish, on a current basis, an allowance for future potential tenant credit losses, which may occur against this account. The balance reflected on the balance sheet is net of such allowance.

In addition to base rent, our tenants also generally will pay their prorata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters' wage rate in effect during a base year or increases in the consumer price index over the index value in effect during a base year. In addition, many of our leases contain fixed percentage increases over the base rent to cover escalations.

Electricity is most often supplied by the landlord either on a sub-metered basis, or rent inclusion basis (i.e., a fixed fee is included in the rent for electricity, which amount may increase based upon increases in electricity rates or increases in electrical usage by the tenant). Base building services other than electricity (such as heat, air conditioning and freight elevator service during business hours, and base building cleaning) typically are provided at no additional cost, with the tenant paying additional rent only for services which exceed base building services or for services which are provided outside normal business hours.

These escalations are based on actual expenses incurred in the prior calendar year. If the expenses in the current year are different from those in the prior year, then during the current year, the escalations will be adjusted to reflect the actual expenses for the current year.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our tenants to make required rent payments. If the financial condition of a specific tenant were to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

We record a gain on sale of real estate when title is conveyed to the buyer, subject to the buyer's financial commitment being sufficient to provide economic substance to the sale and we have no substantial economic involvement with the buyer.

Interest income on structured finance investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Anticipated exit fees, whose collection is expected, are also recognized over the term of the loan as an adjustment to yield. Fees on commitments that expire unused are recognized at expiration.

Income recognition is generally suspended for structured finance investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

Asset management fees are recognized on a straight-line basis over the term of the asset management agreement.

Reserve for Possible Credit Losses

The expense for possible credit losses in connection with structured finance investments is the charge to earnings to increase the allowance for possible credit losses to the level that we estimate to be adequate considering delinquencies, loss experience and collateral quality. Other factors considered relate to geographic trends and product diversification, the size of the portfolio and current economic conditions. Based upon these factors, we establish the provision for possible credit losses by loan. When it is probable that we will be unable to collect all amounts contractually due, the account is considered impaired.

Where impairment is indicated, a valuation write-down or write-off is measured based upon the excess of the recorded investment amount over the net fair value of the collateral, as reduced by selling costs. Any deficiency between the carrying amount of an asset and the net sales price of repossessed collateral is charged to the allowance for credit losses. No reserve for impairment was required at December 31, 2007 or 2006.

Rent Expense

Rent expense is recognized on a straight-line basis over the initial term of the lease. The excess of the rent expense recognized over the amounts contractually due pursuant to the underlying lease is included in the deferred land lease payable in the accompanying balance sheets.

Income Taxes

We are taxed as a REIT under Section 856(c) of the Code. As a REIT, we generally are not subject to Federal income tax. To maintain our qualification as a REIT, we must distribute at least 90% of our REIT taxable income to our stockholders and meet certain other requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income tax on our taxable income at regular corporate rates. We may also be subject to certain state, local and franchise taxes. Under certain circumstances, Federal income and excise taxes may be due on our undistributed taxable income.

Pursuant to amendments to the Code that became effective January 1, 2001, we have elected, and may in the future, elect to treat certain of our existing or newly created corporate subsidiaries as taxable REIT subsidiaries, or TRS. In general, a TRS of ours may perform non-customary services for our tenants, hold assets that we cannot hold directly and generally may engage in any real estate or non-real estate related business. Our TRS's generate income, resulting in Federal income tax liability for these entities. Our TRS's recorded approximately $4.2 million, $2.2 million and $1.8 million in Federal, state and local tax expense in 2007, 2006 and 2005, respectively, of which $1.6 million, $1.4 million and $1.8 million, respectively, had been paid.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," or FIN 48. This interpretation, among other things, creates a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. The adoption of FIN 48, on January 1, 2007 had no impact on our consolidated financial statements.

Underwriting Commissions and Costs

Underwriting commissions and costs incurred in connection with our stock offerings are reflected as a reduction of additional paid-in-capital.

Stock-Based Employee Compensation Plans

We have a stock-based employee compensation plan, described more fully in Note 14. We account for this plan under SFAS No. 123-R "Shared Based Payment," revised, or SFAS No. 123-R. We adopted No. 123, "Accounting from Stock-Based Compensation" on January 1, 2003, prior to which we applied Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees."

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

Compensation cost for stock options, if any, is recognized ratably over the vesting period of the award. Our policy is to grant options with an exercise price equal to the quoted closing market price of our stock on the grant date. Awards of stock or restricted stock are expensed as compensation on a current basis over the benefit period.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model based on historical information with the following weighted average assumptions for grants in 2007, 2006 and 2005.

	2007	2006	2005
Dividend yield	2.10%	2.33%	3.60%
Expected life of option	5 years	5 years	5 years
Risk-free interest rate	4.63%	4.76%	4.13%
Expected stock price volatility	21.61%	17.76%	15.58%

The following table illustrates the effect on net income available to common stockholders and earnings per share if the fair value method had been applied to all outstanding and unvested stock options for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Net income available to common stockholders	$640,535	$200,844	$137,544
Deduct stock option expense-all awards	(7,617)	(2,897)	(4,137)
Add back stock option expense included in net income	7,020	1,862	3,079
Allocation of compensation expense to minority interest	24	55	60
Pro forma net income available to common stockholders	$639,962	$199,864	$136,546
Basic earnings per common share-historical	$ 10.90	$ 4.50	$ 3.29
Basic earnings per common share-pro forma	$ 10.89	$ 4.48	$ 3.27
Diluted earnings per common share-historical	$ 10.78	$ 4.38	$ 3.20
Diluted earnings per common share-pro forma	$ 10.77	$ 4.36	$ 3.18

The effects of applying SFAS No. 123-R in this pro forma disclosure are not indicative of the impact future awards may have on our results of operations.

Derivative Instruments

In the normal course of business, we use a variety of derivative instruments to manage, or hedge, interest rate risk. We require that hedging derivative instruments are effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

In the normal course of business, we are exposed to the effect of interest rate changes and limit these risks by following established risk management policies and procedures including the use of derivatives. To address exposure to interest rates, derivatives are used primarily to fix the rate on debt based on floating-rate indices and manage the cost of borrowing obligations.

We use a variety of commonly used derivative products that are considered plain vanilla derivatives. These derivatives typically include interest rate swaps, caps, collars and floors. We expressly prohibit the use of unconventional derivative instruments and using derivative instruments for trading or speculative purposes. Further, we have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

We may employ swaps, forwards or purchased options to hedge qualifying forecasted transactions. Gains and losses related to these transactions are deferred and recognized in net income as interest expense in the same period or periods that the underlying transaction occurs, expires or is otherwise terminated.

Hedges that are reported at fair value and presented on the balance sheet could be characterized as either cash flow hedges or fair value hedges. Interest rate caps and collars are examples of cash flow hedges. Cash flow hedges address the risk associated with future cash flows of debt transactions. All hedges held by us are deemed to be fully effective in meeting the hedging objectives established by our corporate policy governing interest rate risk management and as such no net gains or losses were reported in earnings. The changes in fair value of hedge instruments are reflected in accumulated other comprehensive income. For derivative instruments not designated as hedging instruments, the gain or loss, resulting from the change in the estimated fair value of the derivative instruments, is recognized in current earnings during the period of change.

Earnings Per Share

We present both basic and diluted earnings per share, or EPS. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount. This also includes units of limited partnership interest.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash investments, structured finance investments and accounts receivable. We place our cash investments in excess of insured amounts with high quality financial institutions. The collateral securing our structured finance investments is primarily located in the New York Metro area. See Note 5. We perform ongoing credit evaluations of our tenants and require certain tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the total value of a tenant's lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with re-tenanting the space. Although the properties in our real estate portfolio are primarily located in Manhattan, we also have properties in Brooklyn, Queens, Long Island, Westchester County, Connecticut and New Jersey. The tenants located in these buildings operate in various industries. Other than one tenant who accounts for approximately 9.6% of our annualized rent, no single tenant in our portfolio accounted for more than 5.9% of our annualized rent, including our share of joint venture annualized rent, at December 31, 2007. Approximately 9%, 7%, 7%, 7% and 6% of our annualized rent for consolidated properties was attributable to 919 Third Avenue, 1185 Avenue of the Americas, One Madison Avenue, 420 Lexington Avenue and 485 Lexington Avenue, respectively, for the year ended December 31, 2007. Approximately 14%, 10%, 9% and 9% of our annualized rent for consolidated properties was attributable to 420 Lexington Avenue, 220 East 42nd Street, 625 Madison Avenue and 485 Lexington Avenue respectively, for the year ended December 31, 2006. Approximately 15%, 11% and 10% of our annualized rent for consolidated properties was attributable to 420 Lexington Avenue, 220 East 42nd Street and 750 Third Avenue, respectively, for the year ended December 31, 2005. One borrower accounted for more than 10.0% of the revenue earned on structured finance investments at December 31, 2007. Currently 73.6% of our workforce which services substantially all of our properties is covered by three collective bargaining agreements.

Reclassification

Certain prior year balances have been reclassified to conform to the current year presentation in order to comply with SFAS No. 144.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements," or SFAS No. 157. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. This statement is effective in fiscal years beginning after November 15, 2007. We believe that the adoption of this standard on January 1, 2008 will not have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets." SFAS No. 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the "fair value option"). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings (or another performance indicator for entities such as not-for-profit organizations that do not report earnings). Upon initial adoption, SFAS No. 159 provides entities with a one-time chance to elect the fair value option for existing eligible items. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We do not anticipate that we will make the election to measure financial assets at fair value and therefore, adoption of this standard will not have an effect on the financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." This statement changes the accounting for acquisitions specifically eliminating the step acquisition model, changing the recognition of contingent consideration from being recognized when it is probable to being recognized at the time of acquisition, disallowing the capitalization of transaction costs and delays when restructurings related to acquisitions can be recognized. The standard is effective for fiscal years ending after December 15, 2008 and will only impact the accounting for acquisitions we make after our adoption. Accordingly, upon our adoption of this standard on January 1, 2009, there will not be any impact on our historical financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an Amendment of ARB No. 5" which establishes and expands accounting and reporting standards for minority interests, which will be recharacterized as noncontrolling interests, in a subsidiary and the deconsolidation of a subsidiary. SFAS No. 160 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This statement is effective for fiscal years beginning on or after December 15, 2008. We are currently assessing the potential impact that the adoption of SFAS No. 160 will have on our financial position and results of operations.

3. Property Acquisitions

2007 Acquisitions

In January 2007, we acquired Reckson for approximately $6.0 billion, inclusive of transaction costs. Simultaneously, we sold approximately $1.9 billion of the Reckson assets to an asset purchasing venture led by certain of Reckson's former executive management. The transaction included the acquisition of 30 properties encompassing approximately 9.2 million square feet, of which five properties encompassing approximately 4.2 million square feet are located in Manhattan.

The following summarizes our allocation of the purchase price to the assets and liabilities acquired from Reckson (in thousands):

Land	$ 766,727
Building	3,724,962
Investment in joint venture	65,500
Structured finance investments	136,646
Acquired above-market leases	24,661
Other assets, net of other liabilities	30,473
Acquired in-place leases	175,686
Assets acquired	4,924,655
Acquired below-market leases	422,177
Minority interest	401,108
Liabilities acquired	823,285
Net assets acquired	$4,101,370

In January 2007, we acquired 300 Main Street in Stamford, Connecticut and 399 Knollwood Road in White Plains, New York for approximately $46.6 million, from affiliates of RPW Group. These commercial office buildings encompass 275,000 square feet, inclusive of 50,000 square feet of garage parking at 300 Main Street.

In April 2007, we completed the acquisition of 331 Madison Avenue and 48 East 43rd Street for a total of $73.0 million. Both 331 Madison Avenue and 48 East 43rd Street are located adjacent to 317 Madison Avenue, a property that we acquired in 2001. 331 Madison Avenue is an approximately 92,000-square-foot, 14-story office building. The 22,850-square-foot 48 East 43rd Street property is a seven-story loft building that was later converted to office use.

In April 2007, we acquired the fee interest in 333 West 34th Street for approximately $183.0 million from Citigroup Global Markets Inc. The property encompasses approximately 345,000 square feet. At closing, Citigroup entered into a full building triple net lease through December 2009.

In June 2007, we, through a joint venture, acquired the second and third floors in the office tower at 717 Fifth Avenue for approximately $16.9 million.

In June 2007, we acquired 1010 Washington Avenue, CT, a 143,400 square foot office tower. The fee interest was purchased for approximately $38.0 million.

In June 2007, we acquired an office property located at 500 West Putnam Avenue in Greenwich, Connecticut. The Greenwich property, a four-story, 121,500-square-foot office building, was purchased for approximately $56.0 million.

In August 2007, we acquired Gramercy's 45% equity interest in the joint venture that owns the 1,176,000 square foot office building located at One Madison Avenue, or One Madison, for approximately $147.2 million and the assumption of their proportionate share of the debt encumbering the property of approximately $305.3 million. We previously acquired our 55% interest in the property in April 2005.

In August 2007, we, through a joint venture with Jeff Sutton, acquired the fee interest in a building at 180 Broadway for an aggregate purchase price of $13.7 million, excluding closing costs. The building comprises approximately 24,307 square feet. We own approximately 50% of the equity in the joint venture. We loaned approximately $6.8 million to Jeff Sutton to fund a portion of his equity. This loan is secured by a pledge of Jeff Sutton's partnership interest in the joint venture. As we have been designated as the primary beneficiary of the joint venture under FIN 46(R), we have consolidated the accounts of the joint venture.

2006 Acquisitions

In January 2006, we, through a joint venture with Jeff Sutton, acquired the fee interests in three adjoining buildings at 25–27 and 29 West 34th Street for an aggregate purchase price of $30.0 million, excluding closing costs. The buildings comprise approximately 50,900 square feet. We own approximately 50% of the equity in the joint venture. We loaned approximately $13.3 million to Jeff Sutton to fund a portion of his equity. These loans are secured by a pledge of Jeff Sutton's partnership interest in the joint venture. As we have been designated as the primary beneficiary of the joint venture under FIN 46(R), we have consolidated the accounts of the joint venture. Effective December 2006, we deconsolidated 25 West 34th Street.

In March 2006, we entered into a long-term operating net leasehold interest in 521 Fifth Avenue – a 40-story, 460,000-square-foot office building – with an ownership group led by RFR Holding LLC, which retained fee ownership of the property. We also purchased an option to acquire fee ownership of the property in five years for $15.0 million. Assuming we exercise our option, the total cost would be $225.0 million. The acquisition was financed with a $140.0 million loan and proceeds drawn under our revolving credit facility. The loan, which was for two years and bore interest at the London Interbank Offered Rate, or LIBOR, plus 162.5 basis points, was replaced in April with a five-year loan that bears interest at LIBOR plus 100 basis points. In December 2006, we sold a 49.9% partnership interest to the City Investment Fund, or CIF. This sale valued the property at $240.0 million. We recognized a gain on the sale of approximately $3.5 million. The loan was also assigned to the joint venture. See Note 6.

In May 2005, we acquired a 10% interest in a joint venture that acquired a 670,000 square feet property located at 55 Corporate Drive, N.J. The acquisition was funded with an $86.0 million interest-only mortgage, which was to mature in June 2007 and carried an interest rate of 215 basis points over the 30-day LIBOR. This mortgage was acquired by Gramercy in March 2006. In June 2006, the mortgage was repaid and replaced with a $190.0 million, ten-year interest-only mortgage with a fixed interest rate of 5.75%. The property is net-leased to a single tenant until 2023. In connection with the refinancing, the joint venture distributed out all the capital and preferred return to its majority partner. This resulted in our interest increasing from 10% to 50%. Simultaneous with the refinancing, Gramercy acquired a 49.75% interest from the other partners. These interests are held as tenant-in-common interests. This transaction valued the property at $236.0 million. As we no longer expect to sell our interest within the next twelve months, we have reclassified this investment out of assets and liabilities held for sale on the balance sheet. See Note 6.

On June 30, 2006, we completed the investment in the previously announced transaction involving 609 Fifth Avenue – a mixed-use property that includes New York City's American Girl Store and approximately 100,000 square feet of Class A office space – in a transaction that valued the property at approximately $182.0 million. We issued approximately 64 million preferred units in SL Green Operating Partnership, L.P., valued at $1.00 per unit, to subsidiaries of 609 Partners, LLC, the partnership that indirectly holds the property, and acquired all of its common partnership interests. The property remains subject to a $102.0 million mortgage loan held by Morgan Stanley Mortgage Capital, Inc. The mortgage has a fixed annual interest rate of 5.85% and will mature in October 2013.

In September 2006, we, along with Jeff Sutton, were able to consolidate several partnership interests totaling 92.25% in the retail portion and one floor of office space at 717 Fifth Avenue. 717 Fifth Avenue has 47,000 square feet of rentable retail space, approximately 90% of which is currently occupied. This transaction, which valued the property at $235.0 million, was financed with our investment of approximately $46.0 million and a $175.0 million loan from a third party at a blended rate of LIBOR plus 160 basis points. We also have an option to acquire up to 33% of the ownership interests in the property. In January 2007, we exercised a portion of the option and acquired a 32.75% ownership interest in the property. We are consolidating our investment in 717 Fifth Avenue due to our significant economic interest resulting from the financing we provided.

In December 2006, we purchased interests in 485 Lexington Avenue from our partners, CIF and The Witkoff Group, or Witkoff, resulting in majority ownership and control of the property. As a result of the acquisition of interests from CIF and Witkoff, our direct ownership interest in 485 Lexington Avenue increased to 87%. The transaction valued the property at approximately $578.0 million compared to $225.0 million when first acquired in 2004. In addition, we originated a loan secured by CIF's remaining ownership interest. We also acquired an option from CIF to purchase its remaining equity interest. This investment was previously accounted for under the equity method.

2005 Acquisitions

In February 2005, we acquired the fee interest in 28 West 44th Street for $105.0 million, excluding closing costs. The property is a 21-story, 359,000 square foot building located two blocks from Grand Central Station, and is directly across the street from 19 West 44th Street, also owned by an affiliate of ours. The property was acquired with funds drawn under our unsecured revolving credit facility.

In April 2005, we acquired the fee interest in One Madison Avenue for approximately $919.0 million, excluding closing costs. The property consists of two contiguous buildings, the South Building and the North Tower totaling approximately 1.44 million square feet. We entered into a joint venture agreement with Gramercy, whereby we would own a 55% interest in the 1.176 million square foot South Building, which is occupied almost entirely by Credit Suisse Securities (USA) LLC pursuant to a lease that expires in 2020.

We, along with Gramercy, acquired the South Building on a pari passu basis for approximately $803.0 million. This was financed in part through a $690.0 million mortgage on the South Building. In August 2007, we acquired Gramercy's interest in this joint venture. See 2007 Acquisitions. We, along with Credit Suisse Securities (USA) LLC, will share equally in the profits from a planned conversion of the Clock Tower from office use to residential condominiums. The Clock Tower was acquired for approximately $116.0 million and was financed in part by a $115.0 million loan facility of which we drew down approximately $98.3 million at closing. This loan was refinanced in November 2005. In March 2006 we sold a 40% interest in the venture. In June 2007, the joint venture sold the Clock Tower. See Note 6.

In June 2005, we purchased from our partner, the City Investment Fund, or CIF, an interest in 19 West 44th Street resulting in majority ownership and control of the property. The transaction valued the property at approximately $91.2 million, excluding closing costs. Pursuant to the terms of the initial joint venture agreement, we would have been entitled to an incentive fee of approximately $7.3 million upon a sale of the property. As a result of acquiring the partnership interests, the incentive fee income was deferred and reflected as a reduction to our basis in the property to approximately $79.2 million. In addition, we originated a loan secured by CIF's remaining ownership stake. CIF also granted us an option to purchase CIF's remaining equity interest. We consolidate this property as we control the asset and are entitled to all of the underlying economics.

In July 2005, we, through a joint venture with Jeff Sutton, acquired the fee interests in two adjoining buildings at 1551 and 1555 Broadway and in a third building at 21 West 34th Street, or 21 West, for an aggregate purchase price of $102.5 million, excluding closing costs. The buildings comprise approximately 43,700 square feet. We own approximately 50% of the equity in the joint venture. The joint venture entered into a $103.9 million credit facility to finance the acquisition and redevelopment of these three properties. The loan, which will bear interest at 200 basis points over the 30-day LIBOR, is for three years. At closing, the joint venture drew approximately $85.4 million to fund the acquisition. This loan is non-recourse to us. The joint venture agreement provides Jeff Sutton with the opportunity to earn incentive fees based upon the financial performance of the properties. We loaned approximately $10.2 million to Jeff Sutton to fund a portion of his equity. These loans are secured by a pledge of Jeff Sutton's partnership interest in the joint venture. As we were the primary beneficiary of the joint venture under FIN 46(R), we consolidated the accounts of the joint venture. In November 2006, 21 West was leased to Apple Inc. under a long-term net lease arrangement. In connection with this lease, the property was released as collateral from its original mortgage and a new $100.0 million, ten-year financing secured by this property, was put in place. As a result of this refinancing, Jeff Sutton was paid his incentive fee and repaid his loan, along with accrued interest, to us. As we were no longer the primary beneficiary of this investment, effective November 2006, we are accounting for this investment under the equity method of accounting.

In August 2005, we, through another joint venture with Jeff Sutton, acquired the ground and second floors in a mixed-use property at 141 Fifth Avenue for $13.25 million, excluding closing costs. Our portion of the building comprises approximately 21,500 square feet. We own approximately 50% of the equity in the joint venture. The joint venture entered into a $12.58 million credit facility to finance the acquisition of the property. The loan, which will bear interest at 225 basis points over the 30-day LIBOR, is for two years and has three one-year extension options. This loan is non-recourse to us. At closing, the joint venture drew approximately $10.0 million to fund the acquisition. In addition, the venture retained a 22.5% carried interest in floors 3 to 12, which were acquired by a third party for $46.75 million, excluding closing costs, and which are to be converted to residential condominiums. The joint venture agreement provides Jeff Sutton with the opportunity to earn incentive fees based upon the financial performance of the property. In connection with this transaction, we loaned approximately $8.5 million to Jeff Sutton. This loan is secured by a pledge of Jeff Sutton's partnership interest in the joint venture. As we are the primary beneficiary of the joint venture under FIN 46(R), we have consolidated the accounts of the joint venture.

In November 2005, we, through a joint venture with Jeff Sutton, acquired a controlling leasehold interest in 1604 Broadway - a retail property located in Manhattan's Times Square for approximately $4.4 million. The joint venture acquired a 90% interest in the 41,100-square-foot Times Square building. The property is subject to a ground lease that was extended from 2019 to 2036 as part of the transaction. We have a 50% interest in the joint venture with Jeff Sutton. We have the opportunity to earn incentive fees based upon the financial performance of the property. We loaned approximately $1.6 million to Jeff Sutton to fund a portion of his equity.

This loan is secured by a pledge of Jeff Sutton's partnership interest in the joint venture. As we had been designated as the primary beneficiary of the joint venture under FIN 46(R), we consolidated the accounts of the joint venture. Effective July 1, 2007, we deconsolidated this investment. As a result of the recapitalization of the property, we were no longer the primary beneficiary under FIN 46(R). Both partners had the same amount of equity at risk and neither partner controlled the joint venture.

Pro Forma

The following table (in thousands, except per share amounts) summarizes, on an unaudited pro forma basis, our combined results of operations for the years ended December 31, 2007 and 2006 as though the acquisitions of 521 Fifth Avenue (March 2006), the investment in 609 Fifth Avenue (June 2006), the July and November 2006 common stock offerings as well as the Reckson Merger and the acquisition of the 45% interest in One Madison were completed on January 1, 2006. The supplemental pro forma operating data is not necessarily indicative of what the actual results of operations would have been assuming the transactions had been completed as set forth above, nor do they purport to represent our results of operations for future periods. In addition, the following supplemental pro forma operating data does not present the sale of assets through December 31, 2007. We accounted for the acquisition of assets utilizing the purchase method of accounting.

	2007	2006
Pro forma revenues	$1,123,824	$977,249
Pro forma net income	$ 629,575	$145,740
Pro forma earnings per common share - basic	$ 10.62	$ 2.42
Pro forma earnings per common share and common share equivalents - diluted	$ 10.42	$ 2.39
Pro forma common shares - basic	59,258	60,105
Pro forma common share and common share equivalents - diluted	62,490	63,825

4. Property Dispositions and Assets Held for Sale

In February 2007, we sold the fee interests in 70 West 36th Street for approximately $61.5 million, excluding closing costs. The property is approximately 151,000 square feet. We recognized a gain on sale of approximately $47.2 million.

In June 2007, we sold our office condominium interest in floors 6 through 18 at 110 East 42nd Street for approximately $111.5 million, excluding closing costs. The property encompasses approximately 181,000 square feet. The sale does not include approximately 112,000 square feet of developable air rights, which we retained along with the ability to transfer these rights off-site. We recognized a gain on sale of approximately $84.0 million, which is net of a $1.0 million employee compensation award accrued in connection with the realization of this investment gain as a bonus to certain employees that were instrumental in realizing the gain on this sale.

In June 2007, we sold our condominium interests in 125 Broad Street for approximately $273.0 million, excluding closing costs. The property is approximately 525,000 square feet. We recognized a gain on sale of approximately $167.9 million, which is net of a $1.5 million employee compensation award accrued in connection with the realization of this investment gain as a bonus to certain employees that were instrumental in realizing the gain on this sale.

In July 2007, we sold our property located at 292 Madison Avenue for approximately $140.0 million, excluding closing costs. The property encompasses approximately 187,000 square feet. The sale generated a gain of approximately $99.8 million, of which $15.7 million was deferred as a result of financing provided to the buyer by Gramercy, which is net of a $1.0 million employee compensation award accrued in connection with the realization of this investment gain as a bonus to certain employees that were instrumental in realizing the gain on this sale.

In July 2007, we sold an 85% interest in 1372 Broadway, New York, to Wachovia Corporation (NYSE:WB), for approximately $284.8 million. This sale generated a gain of $254.4 million, which is net of a $1.5 million employee compensation award accrued in connection with the realization of this investment gain as a bonus to certain employees that were instrumental in realizing the gain on this sale. We retained a 15% interest in the property. We have the ability to earn incentive fees based on the financial performance of the property. We are accounting for this property as a profit sharing arrangement. We deferred recognition of the gain on sale due to our continuing involvement with the property and because we have an option to reacquire the property under certain limited circumstances. As the property was unencumbered at the time of sale, no debt is recorded on our books. The co-venture expense is included in operating expenses in the Consolidated Statements of Income. The equity contributed by our partner is included in Deferred Revenue on our Consolidated Balance Sheets. In July 2007, the joint venture that now owns 1372 Broadway closed on a $235.2 million, five-year, floating rate mortgage. The mortgage carries an interest rate of 125 basis points over the 30-day LIBOR. This mortgage is recorded off-balance sheet.

In July 2006, we sold the fee interests in 286 Madison Avenue and 290 Madison Avenue for approximately $63.0 million, excluding closing costs. The properties are approximately 149,000 square feet. We recognized a gain on sale of approximately $34.3 million, which is net of a $2.0 million employee compensation award accrued in connection with the realization of this investment gain as a bonus to certain employees that were instrumental in realizing the gain on this sale.

In August 2006, we sold the leasehold interest in 1140 Avenue of the Americas for approximately $97.5 million, excluding closing costs. The property is approximately 191,000 square feet. We recognized a gain on sale of approximately $65.0 million which is net of a $3.0 million employee compensation award accrued in connection with the realization of this investment gain as a bonus to certain employees that were instrumental in realizing the gain on this sale.

In December 2006, we sold to CIF a 49.9% interest in the entity that owns the leasehold interest in 521 Fifth Avenue. The sale of the interest in the property, which encompasses approximately 460,000 square feet, valued the property at approximately $240.0 million. This sale generated a realized gain of approximately $3.5 million. As a result of the sale, this investment is accounted for under the equity method. See Note 6.

In April 2005, we sold the fee interest in 1414 Avenue of the Americas for approximately $60.5 million, excluding closing costs. The property is approximately 121,000 square feet. We recognized a gain on sale of approximately $35.9 million, which is net of approximately $2.1 million of costs incurred in connection with the defeasance of its existing mortgage debt and a $5.0 million employee compensation award accrued in connection with the realization of this investment gain as a bonus to certain employees that were instrumental in realizing the gain on this sale.

At December 31, 2007, discontinued operations included the results of operations of real estate assets sold prior to that date. This included 286 and 290 Madison Avenue, sold in July 2006, 1140 Avenue of the Americas, sold in August 2006, 125 Broad Street and 110 East 42nd Street sold in June 2007, 292 Madison Avenue, which was sold in August 2007, 470 Park Avenue South, which was sold in November 2007 and 440 Ninth Avenue, which was under contract for sale at December 31, 2007.

The following table summarizes income from discontinued operations (net of minority interest) and the related realized gain on sale of discontinued operations (net of minority interest) for the years ended December 31, 2007, 2006 and 2005 (in thousands).

	Year Ended December 31,		
	2007	2006	2005
Revenues			
Rental revenue	$ 32,878	$ 55,850	$59,468
Escalation and reimbursement revenues	6,827	11,970	13,193
Other income	119	1,180	399
Total revenues	39,824	69,000	73,060
Operating expense	12,306	22,082	22,732
Real estate taxes	5,797	10,426	11,466
Ground rent	-	249	348
Interest	2,535	5,474	5,789
Depreciation and amortization	6,529	10,570	11,859
Total expenses	27,167	48,801	52,194
Income from discontinued operations	12,657	20,199	20,866
Gain on disposition of discontinued operations	501,812	99,268	35,900
Minority interest in operating partnership	(20,568)	(6,369)	(3,202)
Income from discontinued operations, net of minority interest	$493,901	$113,098	$53,564

5. Structured Finance Investments

During the years ended December 31, 2007 and 2006, we originated approximately $581.9 million and $240.7 million in structured finance and preferred equity investments (net of discount), respectively. In addition, in 2007 we assumed approximately $136.9 million of structured finance investments as part of the Reckson Merger. There were also approximately $358.6 million and $195.7 million in repayments and participations during those years, respectively.

Preferred equity and investment income consists of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Preferred Equity and Investment income	$82,692	$53,734	$44,165
Interest income	9,134	8,222	824
Total	$91,826	$61,956	$44,989

As of December 31, 2007 and 2006, we held the following structured finance investments (in thousands), excluding preferred equity investments, with an aggregate weighted average current yield of approximately 10.42%:

Loan Type	Gross Investment	Senior Financing	2007 Principal Outstanding	2006 Principal Outstanding	Initial Maturity Date
Mezzanine Loan(1)	$ 3,500	$ 15,000	$ 3,500	$ 3,500	September 2021
Mezzanine Loan(1)(2)	85,000	225,000	92,286	31,226	December 2020
Mezzanine Loan(1)(6)	28,500	–	28,500	28,500	August 2008
Mezzanine Loan(1)	60,000	205,000	58,173	58,013	February 2016
Mezzanine Loan(1)	25,000	200,000	25,000	25,000	May 2016
Mezzanine Loan(1)	35,000	165,000	38,201	33,082	October 2016
Mezzanine Loan(1)(3)	75,000	4,200,000	64,822	64,100	December 2016
Mezzanine Loan(1)	15,000	–	15,000	–	February 2010
Mezzanine Loan(3)	9,815	30,000	9,815	–	February 2009
Mezzanine Loan(1)(2)(4)	25,000	314,830	27,742	–	November 2009
Mezzanine Loan	16,000	90,000	15,645	–	August 2017
Mezzanine Loan(3)	12,500	210,000	38,986	–	August 2008
Mezzanine Loan(3)	12,500	357,616	12,500	–	September 2009
Mezzanine Loan(1)	1,000	–	1,000	–	January 2010
Mezzanine Loan	500	–	500	–	December 2009
Mezzanine Loan (1)	14,189	15,661	9,938	–	April 2008
Mezzanine Loan(1)	67,000	1,139,000	67,903	–	March 2017
Mezzanine Loan(3)	23,145	365,000	23,145	–	July 2009
Mezzanine Loan(3)	44,733	1,060,000	44,733	–	August 2009
Mezzanine Loan(3)	22,644	7,316,674	22,644	–	June 2009
Junior Participation(1)	37,500	477,500	37,500	37,500	January 2014
Junior Participation(1)(5)	4,000	44,000	3,885	3,911	August 2010
Junior Participation(1)	11,000	53,000	11,000	11,000	November 2009
Junior Participation(1)	21,000	115,000	21,000	21,000	November 2009
Junior Participation	12,000	73,000	12,000	12,000	June 2008
Junior Participation	9,948	45,936	6,864	–	December 2010
	$671,474	$16,717,217	$692,281	$328,832	

(1) This is a fixed rate loan.
(2) The difference between the pay and accrual rates is included as an addition to the principal balance outstanding.
(3) Gramercy holds a pari passu interest in this asset.
(4) As of December 31, 2007, this loan was in default. We are pursuing our remedies and expect to recover the full value of our investment.
(5) This is an amortizing loan.
(6) We took title to the underlying property in January 2008.

Preferred Equity Investments

As of December 31, 2007 and 2006 we held the following preferred equity investments (in thousands) with an aggregate weighted average current yield of approximately 10.9%:

Type	Gross Investment	Senior Financing	2007 Amount Outstanding	2006 Amount Outstanding	Initial Maturity Redemption
Preferred equity(1)	$ 75,000	$ 69,724	$ 3,694	$ 3,694	July 2014
Preferred equity(1)	15,000	2,350,000	15,000	15,000	February 2015
Preferred equity(1)(2)	51,000	224,000	51,000	51,000	February 2014
Preferred equity(1)	7,000	75,000	7,000	7,000	August 2015
Preferred equity	34,120	190,300	29,240	–	March 2010
Preferred equity(1)	7,000	–	7,000	7,000	June 2009
Preferred equity(3)	–	–	–	32,500	–
	$189,120	$2,909,024	$112,934	$116,194	

(1) This is a fixed rate investment.
(2) Gramercy holds a mezzanine loan on the underlying asset.
(3) Gramercy held a pari passu preferred equity investment in this asset. This investment was redeemed in July 2007.

At December 31, 2007, 2006 and 2005 all loans, other than as noted above, were performing in accordance with the terms of the loan agreements.

6. Investment in Unconsolidated Joint Ventures

We have investments in several real estate joint ventures with various partners, including The Rockefeller Group International Inc., or RGII, The City Investment Fund, or CIF, SITQ Immobilier, a subsidiary of Caisse de depot et placement du Quebec, or SITQ, a fund managed by JPMorgan Investment Management, or JPMorgan, Prudential Real Estate Investors, or Prudential, Onyx Equities, or Onyx, The Witkoff Group, or Witkoff, Credit Suisse Securities (USA) LLC, or Credit Suisse, Mack-Cali Realty Corporation, or Mack-Cali, Jeff Sutton, or Sutton, and Gramercy, as well as private investors. As we do not control these joint ventures, we account for them under the equity method of accounting.

We assess the accounting treatment for each joint venture on a stand-alone basis. This includes a review of each joint venture or partnership LLC agreement to determine which party has what rights and whether those rights are protective or participating under EITF 04-5 and EITF 96-16. In situations where our minority partner approves the annual budget, receives a detailed monthly reporting package from us, meets with us on a quarterly basis to review the results of the joint venture, reviews and approves the joint venture's tax return before filing, and approves all leases that cover more than a nominal amount of space relative to the total rentable space at each property we do not consolidate the joint venture as we consider these to be substantive participation rights. Our joint venture agreements also contain certain protective rights such as the requirement of partner approval to sell, finance or refinance the property and the payment of capital expenditures and operating expenditures outside of the approved budget or operating plan.

The table below provides general information on each joint venture as of December 31, 2007 (in thousands):

Property	Partner	Ownership Interest	Economic Interest	Square Feet	Acquired	Acquisition Price(1)
1221 Avenue of the Americas(2)	RGII	45.00%	45.00%	2,550	12/03	$1,000,000
1250 Broadway (3)	SITQ	55.00%	66.18%	670	08/99	121,500
1515 Broadway(4)	SITQ	55.00%	68.45%	1,750	05/02	483,500
100 Park Avenue	Prudential	49.90%	49.90%	834	02/00	95,800
379 West Broadway	Sutton	45.00%	45.00%	62	12/05	19,750
Mack-Green joint venture	Mack-Cali	48.00%	48.00%	900	05/06	127,500
21-25 West 34th Street(5)	Sutton	50.00%	50.00%	30	07/05	22,400
800 Third Avenue(6)	Private Investors	47.34%	47.34%	526	12/06	285,000
521 Fifth Avenue	CIF	50.10%	50.10%	460	12/06	240,000
One Court Square	JPMorgan	30.00%	30.00%	1,402	01/07	533,500
1604-1610 Broadway(7)	Onyx/Sutton	45.00%	63.00%	30	11/05	4,400
1745 Broadway(8)	Witkoff/SITQ	32.26%	32.26%	674	04/07	520,000
1 and 2 Jericho Plaza	Onyx/Credit Suisse	20.26%	20.26%	640	04/07	210,000
2 Herald Square(9)	Gramercy	55.00%	55.00%	354	04/07	225,000
885 Third Avenue(10)	Gramercy	55.00%	55.00%	607	07/07	317,000
16 Court Street	CIF	35.00%	35.00%	318	07/07	107,500
The Meadows	Onyx	25.00%	25.00%	582	09/07	111,500
388-390 Greenwich Street	SITQ	50.60%	50.60%	2,600	12/07	1,575,000

(1) Acquisition price represents the actual or implied purchase price for the joint venture.

(2) We acquired our interest from The McGraw-Hill Companies, or MHC. MHC is a tenant at the property and accounted for approximately 16.3% of the property's annualized rent at December 31, 2007. We do not manage this joint venture.

(3) As a result of exceeding the performance thresholds set forth in our joint venture agreement with SITQ, our economic stake in the property was increased to 66.175% in August 2006.

(4) Under a tax protection agreement established to protect the limited partners of the partnership that transferred 1515 Broadway to the joint venture, the joint venture has agreed not to adversely affect the limited partners' tax positions before December 2011. One tenant, whose leases end between 2008 and 2015, represents approximately 86.1% of this joint venture's annualized rent at December 31, 2007.

(5) Effective November 2006, we deconsolidated this investment. As a result of the recapitalization of the property, we were no longer the primary beneficiary under FIN 46(R). Both partners had the same amount of equity at risk and neither partner controlled the joint venture.

(6) We invested approximately $109.5 million in this asset through the origination of a loan secured by up to 47% of the interests in the property's ownership, with an option to convert the loan to an equity interest. Certain existing members have the right to re-acquire approximately 4% of the property's equity.

(7) Effective April 1, 2007, we deconsolidated this investment. As a result of the recapitalization of the property, we were no longer the primary beneficiary under FIN 46(R). Both partners had the same amount of equity at risk and neither partner controlled the joint venture.

(8) We have the ability to syndicate our interest down to 14.79%.

(9) We, along with Gramercy, together as tenants-in-common, acquired a fee interest in 2 Herald Square. The fee interest is subject to a long-term operating lease.

(10) We, along with Gramercy, together as tenants-in-common, acquired a fee and leasehold interest in 885 Third Avenue. The fee and leasehold interests are subject to a long-term operating lease.

In March 2007, a joint venture between our company, SITQ and SEB Immobilier - Investment GmbH sold One Park Avenue for $550.0 million. We received approximately $108.7 million in proceeds from the sale, approximately $77.2 million of which represented an incentive distribution under our joint venture arrangement with SEB and the balance of approximately $31.5 million was recognized as gain on sale.

In June 2007, a joint venture between our company, Ian Schrager, RFR Holding LLC and Credit Suisse sold Five Madison Avenue-Clock Tower for $200.0 million. We realized an incentive distribution of approximately $5.5 million upon the winding down of the joint venture.

In August 2007, we acquired Gramercy's 45% equity interest in the joint venture that owns One Madison Avenue for approximately $147.2 million (and the assumption of Gramercy's proportionate share of the debt encumbering the property of approximately $305.3 million). In August 2007, an affiliate of ours loaned approximately $146.7 million to GKK Capital L.P. This loan was to be repaid with interest at an annual rate of 5.80% on the earlier of September 1, 2007 or the closing of our purchase from Gramercy of its 45% interest in One Madison Avenue. As a result of our acquisition of Gramercy's interest in August 2007, the loan was repaid with interest on such date. As a result of the acquisition of this interest we own 100% of One Madison Avenue. We accounted for our share of the incentive fee earned from Gramercy of approximately $19.0 million as well as our proportionate share of the gain on sale of approximately $18.3 million as a reduction in the basis of One Madison. See Note 3.

We finance our joint ventures with non-recourse debt. The first mortgage notes payable collateralized by the respective joint venture properties and assignment of leases at December 31, 2007 and 2006, respectively, are as follows (in thousands):

Property	Maturity date	Interest rate(1)	2007	2006
1221 Avenue of the Americas(2)	12/2010	5.68%	$170,000	$170,000
1250 Broadway(3)	08/2008	5.83%	115,000	115,000
1515 Broadway(4)	11/2008	5.83%	625,000	625,000
100 Park Avenue	11/2015	6.52%	175,000	175,000
379 West Broadway	01/2010	6.73%	20,750	12,872
Mack-Green joint venture(5)	08/2014	7.61%	102,385	102,519
21-25 West 34th Street	12/2016	5.75%	100,000	100,000
800 Third Avenue	07/2017	6.00%	20,910	20,910
521 Fifth Avenue	04/2011	6.08%	140,000	140,000
One Court Square	12/2010	4.91%	315,000	–
2 Herald Square	04/2017	5.36%	191,250	–
1604-1610 Broadway	03/2012	5.66%	27,000	–
1745 Broadway	01/2017	5.68%	340,000	–
1 and 2 Jericho Plaza	03/2017	5.65%	163,750	–
885 Third Avenue	07/2017	6.26%	267,650	–
The Meadows	09/2012	6.68%	81,265	–
388-390 Greenwich Street	12/2017	5.19%	560,000	–
16 Court Street	10/2010	6.53%	81,629	–

(1) Interest rate represents the effective all-in weighted average interest rate for the quarter ended December 31, 2007.

(2) This loan has an interest rate based on the LIBOR plus 75 basis points. $65.0 million of this loan has been hedged through December 2010. The hedge fixed the LIBOR rate at 4.8%.

(3) The interest only loan carried an interest rate of 120 basis points over the 30-day LIBOR, but was reduced to 80 basis points over the 30-day LIBOR in December 2006. The loan is subject to one one-year as-of-right renewal extensions. The joint venture extended this loan for one year.

(4) The interest only loan carries an interest rate of 90 basis points over the 30-day LIBOR. The mortgage is subject to two one-year as-of-right renewal options. The joint venture extended this loan for one year.

(5) Comprised of $91.2 million variable rate debt that matures in May 2008 and $11.2 million fixed rate debt that matures in August 2014. Gramercy provided the variable rate debt.

We act as the operating partner and day-to-day manager for all our joint ventures, except for 1221 Avenue of the Americas, Mack-Green, 800 Third Avenue, 1 and 2 Jericho Plaza and The Meadows. We are entitled to receive fees for providing management, leasing, construction supervision and asset management services to our joint ventures. We earned approximately $13.3 million, $9.7 million and $10.8 million from these services for the years ended December 31, 2007, 2006 and 2005 respectively. In addition, we have the ability to earn incentive fees based on the ultimate financial performance of certain of the joint venture properties.

Gramercy Capital Corp.

In April 2004, we formed Gramercy as a commercial real estate specialty finance company that focuses on the direct origination and acquisition of whole loans, subordinate interests in whole loans, mezzanine loans, preferred equity and net lease investments involving commercial properties throughout the United States. Gramercy also established a real estate securities business that focuses on the acquisition, trading and financing of commercial mortgage backed securities and other real estate related securities. Gramercy qualified as a REIT for federal income tax purposes and expects to qualify for its current fiscal year. In August 2004, Gramercy sold 12.5 million shares of common stock in its initial public offering at a price of $15.00 per share, for a total offering of $187.5 million. As part of the offering, which closed on August 2, 2004, we purchased 3,125,000 shares, or 25%, of Gramercy, for a total investment of approximately $46.9 million. During the term of Gramercy's amended and restated origination agreement, we have the right to purchase 25% of the shares in any future offering of Gramercy's common stock in order to maintain our percentage ownership interest in Gramercy. In September 2007, we purchased 1,206,250 shares, or 25%, of Gramercy's $125.4 million September offering of common stock, for a total investment of approximately $31.7 million. Effective November 7, 2007, our interest in Gramercy was reduced to approximately 22% as we did not participate in a $100 million private placement by Gramercy in November 2007. At December 31, 2007, we held 7,624,583 shares of Gramercy's common stock representing a total investment at book value of approximately $172.6 million. The market value of our investment in Gramercy was approximately $185.4 million at December 31, 2007.

Gramercy is a variable interest entity, but we are not the primary beneficiary. Due to the significant influence we have over Gramercy, we account for our investment under the equity method of accounting.

In connection with Gramercy's initial public offering, GKK Manager LLC, or the Manager, an affiliate of ours, entered into a management agreement with Gramercy, which provided for an initial term through December 2007, with automatic one-year extension options and certain termination rights. In April 2006, Gramercy's board of directors approved, among other things, an extension of the management agreement through December 2009. The management agreement was further modified in September 2007. Gramercy pays the Manager an annual management fee equal to 1.75% of their gross stockholders' equity (as defined in the amended and restated management agreement), inclusive of trust preferred securities issued by Gramercy or its affiliates. In addition, Gramercy also pays the Manager a collateral management fee (as defined in the amended management agreement). In connection with any and all collateralized debt obligations, or CDO's, or other securitization vehicles formed, owned or controlled, directly or indirectly, by Gramercy, which provides for a collateral manager to be retained, the Manager with respect to such CDO's and other securitization vehicles, receives management, service and similar fees equal to (i) 0.25% per annum of the principal amount outstanding of bonds issued by a managed transitional CDO that are owned by third-party investors unaffiliated with Gramercy or the Manager, which CDO is structured to own loans secured by transitional properties, (ii) 0.15% per annum of the book value of the principal amount outstanding of bonds issued by a managed non-transitional CDO that are owned by third-party investors unaffiliated with Gramercy or the Manager, which CDO is structured to own loans secured by non-transitional properties, (iii) 0.10% per annum of the principal amount outstanding of bonds issued by a static CDO that are owned by third party investors unaffiliated with Gramercy or the Manager, which CDO is structured to own non-investment grade bonds, and (iv) 0.05% per annum of the principal amount outstanding of bonds issued by a static CDO that are owned by third-party investors unaffiliated with Gramercy or the Manager, which CDO is structured to own investment grade bonds. For the purposes of the management agreement, a "managed transitional" CDO means a CDO that is actively managed, has a reinvestment period and is structured to own debt collateral secured primarily by non-stabilized real estate assets that are expected to experience substantial net operating income growth, and a "managed non-transitional" CDO means a CDO that is actively managed, has a reinvestment period and is structured to own debt collateral secured primarily by stabilized real estate assets that are not expected to experience substantial net operating income growth. Both "managed transitional" and "managed non-transitional" CDO's may at any given time during the reinvestment period of the respective vehicles invest in and own non-debt collateral (in limited quantity) as defined by the respective indentures. For the years ended December 31, 2007, 2006 and 2005 we received an aggregate of approximately $13.1 million, $10.2 million and $6.3 million, respectively, in fees under the management agreement and $4.7 million, $2.9 million and $0.9 million under the collateral management agreement.

In September 2007, the Manager earned a $1.0 million collateral selection fee payable by Nomura International PLC. Gramercy purchased $18.0 million of par of the same securities from which the collateral selection fee was earned. As part of the closing on the securities purchased, Gramercy collected and immediately remitted the fee due to the Manager.

To provide an incentive for the Manager to enhance the value of Gramercy's common stock, we, along with the other holders of Class B limited partnership interests in Gramercy's operating partnership, are entitled to an incentive return payable through the Class B limited partner interests in Gramercy's operating partnership, equal to 25% of the amount by which funds from operations (as defined in Gramercy's amended and restated partnership agreement) plus certain accounting gains exceed the product of the weighted average stockholders' equity of Gramercy multiplied by 9.5% (divided by 4 to adjust for quarterly calculations). We will record any distributions on the Class B limited partner interests as incentive distribution income in the period when earned and when receipt of such amounts have become probable and reasonably estimable in accordance with Gramercy's amended and restated partnership agreement as if such agreement had been terminated on that date. We earned approximately $13.3 million, $7.6 million and $2.3 million under this agreement for the years ended December 31, 2007, 2006 and 2005 respectively. The 2007 incentive fees exclude approximately $19.0 million of incentive fees earned upon the sale of a 45% equity interest in One Madison Avenue by Gramercy to us. We accounted for this incentive fee as a reduction of the basis in One Madison. Due to the control we have over the Manager, we consolidate the accounts of the Manager into ours.

In May 2005, our Compensation Committee approved long-term incentive performance awards pursuant to which certain of our officers and employees, including some of whom are our senior executive officers, were awarded a portion of the interests previously held by us in the Manager as well as in the Class B limited partner interests in Gramercy's operating partnership. The vesting of these awards is dependent upon, among other things, tenure of employment and the performance by SL Green Realty Corp. of its investment in Gramercy. We recorded compensation expense of approximately $2.9 million, $2.0 million and $0.4 million for the years ended December 31, 2007, 2006 and 2005 respectively, related to these awards. After giving effect to these awards, we own 65.83 units of the Class B limited partner interests and 65.83% of the Manager. The officers and employees who received these awards own 15.75 units of the Class B limited partner interests and 15.75% of the Manager.

Gramercy is obligated to reimburse the Manager for its costs incurred under an asset servicing agreement and an outsourcing agreement between the Manager and us. The asset servicing agreement, which was amended and restated in April 2006, provides for an annual fee payable to us of 0.05% of the book value of all Gramercy's credit tenant lease assets and non-investment grade bonds and 0.15% of the book value of all other Gramercy assets. We may reduce the asset-servicing fee for fees that Gramercy pays directly to outside servicers. The outsourcing agreement currently provides for a fee of $1.38 million per year, increasing 3% annually over the prior year. For the years ended December 31, 2007, 2006 and 2005 the Manager received an aggregate of approximately $4.9 million, $3.7 million and $2.3 million, respectively, under the outsourcing and asset servicing agreements.

During the three months ended March 31, 2006, we paid our proportionate share of an advisory fee of approximately $162,500 to Gramercy in connection with a transaction.

In 2006, the Board of Directors of Gramercy elected to make an additional payment of approximately $1.6 million based upon the 2006 performance of Gramercy.

All fees earned from Gramercy are included in Other Income in the Consolidated Statements of Income.

Effective May 1, 2005 Gramercy entered into a lease agreement with an affiliate of ours, for their corporate offices at 420 Lexington Avenue, New York, NY. The lease is for approximately five thousand square feet with an option to lease an additional approximately two thousand square feet and carries a term of ten years with rents of approximately $249,000 per annum for year one rising to $315,000 per annum in year ten.

See above for a discussion on Gramercy's tenancy-in-common interests along with us in 55 Corporate Drive, NJ, 2 Herald Square and 885 Third Avenue. See Notes 3 and 6 for information on the sale of Gramercy's interest in One Madison Avenue to us. See Note 5 for information of our structured finance investments in which Gramercy also holds an interest.

The condensed combined balance sheets for the unconsolidated joint ventures, including Gramercy, at December 31, 2007 and 2006, are as follows (in thousands):

	2007	2006
Assets		
Commercial real estate property, net	$ 6,300,666	$3,760,477
Structured finance investments	3,211,099	2,144,151
Other assets	1,203,259	783,754
Total assets	$10,715,024	$6,688,382
Liabilities and members' equity		
Mortgages payable	$ 3,650,213	$2,605,023
Other loans	3,085,342	2,156,662
Other liabilities	453,228	141,504
Members' equity	3,526,241	1,785,193
Total liabilities and members' equity	$10,715,024	$6,688,382
Company's net investment in unconsolidated joint ventures	$ 1,438,123	$ 686,069

The condensed combined statements of operations for the unconsolidated joint ventures, including Gramercy, from acquisition date through December 31, 2007 are as follows (in thousands):

	2007	2006	2005
Total revenues	$876,819	$652,240	$501,079
Operating expenses	201,125	143,852	109,566
Real estate taxes	79,182	69,922	63,634
Interest	371,632	241,481	133,723
Depreciation and amortization	108,187	78,545	71,047
Total expenses	760,126	533,800	377,970
Net income before gain on sale	$116,693	$118,440	$123,109
Company's equity in net income of unconsolidated joint ventures	$ 46,765	$ 40,780	$ 49,349

7. Investment in and Advances to Affiliates

Service Corporation

Income from management, leasing and construction contracts from third parties and joint venture properties is realized by the Service Corporation. In order to maintain our qualification as a REIT, we, through our operating partnership, own 100% of the non-voting common stock (representing 95% of the total equity) of the Service Corporation our operating partnership receives substantially all of the cash flow from the Service Corporation's operations through dividends on its equity interest. All of the voting common stock of the Service Corporation (representing 5% of the total equity) is held by our affiliate. This controlling interest gives the affiliate the power to elect all directors of the Service Corporation. Effective July 1, 2003, we consolidated the operations of the Service Corporation because it is considered to be a variable interest entity under FIN 46 and we are the primary beneficiary. For the years ended December 31, 2007, 2006 and 2005, the Service Corporation earned approximately $12.9 million, $9.0 million and $10.5 million of revenue and incurred approximately $10.3 million, $7.6 million and $7.9 million in expenses, respectively. Effective January 1, 2001, the Service Corporation elected to be treated as a TRS.

All of the management, leasing and construction services with respect to our wholly-owned properties are conducted through SL Green Management LLC, which is 100% owned by our operating partnership.

eEmerge

In May 2000, our operating partnership formed eEmerge, Inc., a Delaware corporation, or eEmerge. eEmerge is a separately managed, self-funded company that provides fully-wired and furnished office space, services and support to businesses.

In March 2002, we acquired all the voting common stock of eEmerge Inc. As a result, we control all the common stock of eEmerge. Effective with the quarter ended March 31, 2002, we consolidated the operations of eEmerge. Effective January 1, 2001, eEmerge elected to be taxed as a TRS.

In June 2000, eEmerge and Eureka Broadband Corporation, or Eureka, formed eEmerge.NYC LLC, a Delaware limited liability company, or ENYC, in which eEmerge had a 95% interest and Eureka had a 5% interest in ENYC. During the third quarter of 2006, ENYC acquired the interest held by Eureka. As a result, eEmerge owns 100% of ENYC. ENYC operates a 71,700 square foot fractional office suites business. In 2000, ENYC entered into a 10-year lease with our operating partnership for its 50,200 square foot premises, which is located at 440 Ninth Avenue, Manhattan. In 2005 ENYC entered into another 10-year lease with our operating partnership for its 21,500 square foot premises at 28 West 44th Street, Manhattan. Allocations of net profits, net losses and distributions are made in accordance with the Limited Liability Company Agreement of ENYC. Effective with the quarter ended March 31, 2002, we consolidated the operations of ENYC.

The net book value of our investment in eEmerge as of December 31, 2007 and 2006 was approximately $2.9 million and $3.6 million, respectively.

8. Deferred Costs

Deferred costs at December 31 consisted of the following (in thousands):

	2007	2006
Deferred financing	$ 66,659	$ 28,584
Deferred leasing	133,512	115,147
	200,171	143,731
Less accumulated amortization	(65,817)	(45,881)
Total deferred costs	$134,354	$ 97,850

9. Mortgage Notes Payable

The first mortgage notes payable collateralized by the respective properties and assignment of leases at December 31, 2007 and 2006, respectively, were as follows (in thousands):

Property	Maturity Date	Interest Rate[2]	2007	2006
711 Third Avenue[1]	06/2015	4.99%	$ 120,000	$ 120,000
420 Lexington Avenue[1]	11/2010	8.44%	112,694	115,182
673 First Avenue[1]	02/2013	5.67%	33,115	33,816
125 Broad Street[3]	-	-	-	73,985
220 East 42nd Street[1]	12/2013	5.24%	206,466	210,000
625 Madison Avenue[1]	11/2015	6.27%	99,775	101,834
55 Corporate Drive	12/2015	5.75%	95,000	95,000
609 Fifth Avenue[1]	10/2013	5.85%	100,591	101,807
609 Partners, LLC	07/2014	5.00%	63,891	63,891
485 Lexington Avenue[1]	02/2017	5.61%	450,000	-
120 West 45th Street[1]	02/2017	6.12%	170,000	-
919 Third Avenue[4]	07/2018	6.87%	231,680	-
300 Main Street	02/2017	5.75%	11,500	-
399 Knollwood Rd	03/2014	5.75%	19,024	-
70 West 36th Street[5]	-	-	-	11,199
500 West Putnam	01/2016	5.52%	25,000	-
141 Fifth Avenue[1][6]	06/2017	5.70%	25,000	10,457
One Madison Avenue[1][7]	05/2020	5.91%	673,470	-
Total fixed rate debt			2,437,206	937,171
1551/1555 Broadway	10/2009	6.81%	86,938	78,208
717 Fifth Avenue[8]	09/2008	6.53%	192,500	175,000
Landmark Square[1]	02/2009	6.77%	128,000	-
Total floating rate debt			407,438	253,208
Total mortgage notes payable			$2,844,644	$1,190,379

(1) Held in bankruptcy remote special purpose entity.
(2) Effective interest rate for the quarter ended December 31, 2007.
(3) We sold this property in June 2007.
(4) We own a 51% interest in the joint venture that is the borrower on this loan. This loan is non-recourse to us.
(5) We sold this property in March 2007.
(6) We own a 50% interest in the joint venture that is the borrower on this loan. This loan is non-recourse to us. This loan was refinanced in June 2007.
(7) From April 2005 until August 2007, we held a 55% partnership interest in the joint venture that owned this property. We now own 100% of the property.
(8) See Note 3 for a description of our ownership interest in this joint venture property.

In May 2007, the Company repaid, at maturity, the $12.3 million mortgage that had encumbered 100 Summit Road, Westchester.

At December 31, 2007 and 2006 the gross book value of the properties collateralizing the mortgage notes was approximately $4.7 billion and $1.6 billion, respectively.

For the years ended December 31, 2007, 2006 and 2005, we incurred approximately $281.7 million, $95.3 million and $76.2 million of interest expense, respectively, excluding approximately $11.4 million, $8.5 million and $6.9 million respectively, which was capitalized.

Mortgage Recording Tax – Hypothecated Loan

We had a credit loan totaling approximately $250.0 million from Wachovia Bank, National Association ("Wachovia") at December 31, 2006. This loan was collateralized by the mortgage encumbering our interest in 485 Lexington Avenue. The loan was also collateralized by an equivalent amount of our cash, which was held by Wachovia and invested in U.S. Treasury securities. Interest earned on the cash collateral was applied by Wachovia to service the loan with interest rates commensurate with that of a portfolio of six-month U.S. Treasury securities. We, along with Wachovia, each had the right of offset and, therefore, the loan and the cash collateral were presented on a net basis in the consolidated balance sheet at December 31, 2006. The purpose of this loan was to preserve mortgage recording tax credits for future potential refinancing for which these credits would be applicable. At the same time, the underlying mortgage remains a bona fide debt to Wachovia. On January 22, 2007, we refinanced 485 Lexington Avenue at which time this $250.0 million mortgage was assigned to the new lender and we repaid an equivalent amount of the loan.

10. Corporate Indebtedness

2005 Unsecured Revolving Credit Facility

We have a $1.5 billion unsecured revolving credit facility, or the 2005 unsecured revolving credit facility. We increased the capacity under the 2005 unsecured revolving credit facility by $300.0 million in January 2007, by $450.0 million in June 2007, and by $250.0 million in October 2007. The 2005 unsecured revolving credit facility bears interest at a spread ranging from 70 basis points to 110 basis points over LIBOR, based on our leverage ratio. This facility matures in June 2011 and has a one-year extension option. The 2005 unsecured revolving credit facility also requires a 12.5 to 20 basis point fee on the unused balance payable annually in arrears. The 2005 unsecured revolving credit facility had $708.5 million outstanding and carried a spread over LIBOR of 80 basis points at December 31, 2007. Availability under the 2005 unsecured revolving credit facility was further reduced at December 31, 2007 by the issuance of approximately $40.3 million in letters of credit. The effective all-in interest rate on the 2005 unsecured revolving credit facility was 5.73% for the three months ended December 31, 2007. The 2005 unsecured revolving credit facility includes certain restrictions and covenants (see restrictive covenants below).

Term Loans

We had a $325.0 million unsecured term loan, which was scheduled to mature in August 2009. This term loan bore interest at a spread ranging from 110 basis points to 140 basis points over LIBOR, based on our leverage ratio. This unsecured term loan was repaid and terminated in March 2007.

We had $200.0 million five-year non-recourse term loan secured by a pledge of our ownership interest in 1221 Avenue of the Americas. This term loan had a floating rate of 125 basis points over the current LIBOR rate and was scheduled to mature in May 2010. This secured term loan was repaid and terminated in June 2007.

In January 2007, we closed on a $500.0 million unsecured bridge loan, which matures in January 2010. This term loan bore interest at a spread ranging from 85 basis points to 125 basis points over LIBOR, based on our leverage ratio. This unsecured bridge loan was repaid and terminated in June 2007.

In December 2007, we closed on a $276.7 million ten-year term loan which carries an effective fixed interest rate of 5.19%. This loan is secured by our interest in 388 and 390 Greenwich Street. This secured term loan matures in December 2017.

Unsecured Notes

In March 2007, we issued $750.0 million of 3.00% exchangeable senior notes which are due in 2027. The notes were offered in accordance with Rule 144A under the Securities Act of 1933, as amended. The notes will pay interest semi-annually on March 30 and September 30 at a rate of 3.00% per annum and mature on March 30, 2027. The notes will have an initial exchange rate representing an exchange price that is at a 25.0% premium to the last reported sale price of our common stock on March 20, 2007, or $173.30. The initial exchange rate is subject to adjustment under certain circumstances. The notes will be senior unsecured obligations of our operating partnership and will be exchangeable upon the occurrence of specified events, and during the period beginning on the twenty-second scheduled trading day prior to the maturity date and ending on the second business day prior to the maturity date, into cash or a combination of cash and shares of our common stock, if any, at our option. The notes will be Redeemable, at our option on, and after April 15, 2012. We may be required to repurchase the notes on March 30, 2012, 2017 and 2022, and upon the occurrence of certain designated events. The net proceeds from the offering were approximately $736.0 million, after deducting estimated fees and expenses. The proceeds of the offering were used to repay certain of our existing indebtedness, make investments in additional properties, and make open market purchases of our common stock and for general corporate purposes.

The following table sets forth our senior unsecured notes and other related disclosures by scheduled maturity date (in thousands):

Issuance	Face Amount	Coupon Rate(2)	Term (in Years)	Maturity
March 26, 1999 (1)	$ 200,000	7.75%	10	March 15, 2009
January 22, 2004 (1)	150,000	5.15%	7	January 15, 2011
August 13, 2004 (1)	150,000	5.875%	10	August 15, 2014
March 31, 2006 (1)	275,000	6.00%	10	March 31, 2016
June 27, 2005(2)	287,500	4.00%	20	June 15, 2025
March 26, 2007	750,000	3.00%	20	March 30, 2027
	1,812,500			
Net discount	(19,212)			
	$1,793,288			

(1) Assumed as part of the Reckson Merger

(2) Exchangeable senior debentures which are callable after June 17, 2010 at 100% of par. In addition, the debentures can be put to us, at the option of the holder at par plus accrued and unpaid interest, on June 15, 2010, 2015 and 2020 and upon the occurrence of certain change of control transactions. As a result of the Reckson Merger, the adjusted exchange rate for the debentures is 7.7461 shares of our common stock per $1,000 of principal amount of debentures and the adjusted reference dividend for the debentures is $1.3491.

(3) Interest on the senior unsecured notes is payable semi-annually with principal and unpaid interest due on the scheduled maturity dates.

On April 27, 2007, the $50.0 million 6.0% unsecured notes scheduled to mature in June 2007 and the $150.0 million, 7.20% unsecured notes scheduled to mature in August 2007, assumed as part of the Reckson Merger, were redeemed.

Restrictive Covenants

The terms of the 2005 unsecured revolving credit facility and unsecured bonds include certain restrictions and covenants which limit, among other things, the payment of dividends (as discussed below), the incurrence of additional indebtedness, the incurrence of liens and the disposition of assets, and which require compliance with financial ratios relating to the minimum amount of tangible net worth, the minimum amount of debt service coverage and fixed charge coverage, the maximum amount of unsecured indebtedness, the minimum amount of unencumbered property debt service coverage and certain investment limitations. The dividend restriction referred to above provides that, except to enable us to continue to qualify as a REIT for Federal Income Tax purposes, we will not during any four consecutive fiscal quarters make distributions with respect to common stock or other equity interests in an aggregate amount in excess of 90% of funds from operations for such period, subject to certain other adjustments. As of December 31, 2007 and 2006, we were in compliance with all such covenants.

Junior Subordinate Deferrable Interest Debentures

In June 2005, we issued $100.0 million in unsecured floating rate trust preferred securities through a newly formed trust, SL Green Capital Trust I, or the Trust that is a wholly-owned subsidiary of our operating partnership. The securities mature in 2035 and bear interest at a fixed rate of 5.61% for the first 10 years ending July 2015, a period of up to eight consecutive quarters if our operating partnership exercises its right to defer such payments. The trust preferred securities are redeemable, at the option of our operating partnership, in whole or in part, with no prepayment premium any time after July 2010. We do not consolidate the Trust even though it is a variable interest entity under FIN46 as we are not the primary beneficiary. Because the Trust is not consolidated, we have issued debt and the related payments are classified as interest expense.

Principal Maturities

Combined aggregate principal maturities of mortgages and notes payable, 2005 unsecured revolving credit facility, secured term loan, trust preferred securities, unsecured notes and our share of joint venture debt as of December 31, 2007, excluding extension options, were as follows (in thousands):

	Scheduled Amortization	Principal Repayments	Revolving Credit Facility	Trust Preferred Securities	Term Loans and Unsecured Notes	Total	Joint Venture Devt
2008	$ 24,892	$ 279,438	$ –	$ –	$ –	$ 304,330	$ 451,196
2009	26,750	128,000	–	–	200,000	354,750	438
2010	28,089	104,691	–	–	–	132,780	115,164
2011	26,805	216,656	708,500	–	150,000	1,101,961	72,065
2012	29,846	–	–	–	–	29,846	33,372
Thereafter	218,954	1,760,523	–	100,000	1,719,938	3,799,415	921,011
Total	$355,336	$2,489,308	$708,500	$100,000	$2,069,938	$5,723,082	$1,593,246

11. Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents, accounts receivable, accounts payable, and the 2005 unsecured revolving credit facility balances reasonably approximate their fair values due to the short maturities of these items. Mortgage notes payable, junior subordinate deferrable interest debentures, the secured term loan and the unsecured notes have an estimated fair value based on discounted cash flow models of approximately $4.7 billion, which was less than the book value of the related fixed rate debt by approximately $69.1 million. Structured finance investments are carried at amounts, which reasonably approximate their fair value as determined by us.

Disclosure about fair value of financial instruments is based on pertinent information available to us as of December 31, 2007. Although we are not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

12. Rental Income

The operating partnership is the lessor and the sublessor to tenants under operating leases with expiration dates ranging from January 1, 2008 to 2023. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse us for increases in certain operating costs and real estate taxes above their base year costs. Approximate future minimum rents to be received over the next five years and thereafter for non-cancelable operating leases in effect at December 31, 2007 for the consolidated properties, including consolidated joint venture properties, and our share of unconsolidated joint venture properties are as follows (in thousands):

	Consolidated Properties	Unconsolidated Properties
2008	$ 723,394	$ 240,596
2009	747,468	236,219
2010	648,354	210,059
2011	599,971	191,263
2012	556,272	191,119
Thereafter	3,189,666	1,140,069
	$6,465,125	$2,209,325

13. Related Party Transactions

Cleaning/ Security/Messenger and Restoration Services

Through Alliance Building Services, or Alliance, First Quality Maintenance, L.P., or First Quality, provides cleaning, extermination and related services, Classic Security LLC provides security services, Bright Star Couriers LLC provides messenger services, and Onyx Restoration Works provides restoration services with respect to certain properties owned by us. Alliance is owned by Gary Green, a son of Stephen L. Green, the chairman of our board of directors. First Quality also provides additional services directly to tenants on a separately negotiated basis. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. First Quality leases 26,800 square feet of space at 70 West 36th Street pursuant to a lease that expires on December 31, 2015. We received approximately $75,000 in rent from Alliance in 2007. We sold this property in March 2007. We paid Alliance approximately $14.8 million, $13.6 million and $11.0 million for the three years ended December 31, 2007, respectively, for these services (excluding services provided directly to tenants).

Leases

Nancy Peck and Company leases 507 square feet of space at 420 Lexington Avenue on a month-to-month basis. Nancy Peck and Company is owned by Nancy Peck, the wife of Stephen L. Green. The rent due pursuant to the lease is $15,210 per year. Prior to February 2007, Nancy Peck and Company leased 2,013 square feet of space at 420 Lexington Avenue, pursuant to a lease that expired on June 30, 2005 and which provided for annual rental payments of approximately $66,000. The rent due pursuant to that lease was offset against a consulting fee of $11,025 per month an affiliate paid to her pursuant to a consulting agreement, which was cancelled in July 2006.

Brokerage Services

Sonnenblick-Goldman Company, or Sonnenblick, a nationally recognized real estate investment banking firm, provided mortgage brokerage services to us. Mr. Morton Holliday, the father of Mr. Marc Holliday, was a Managing Director of Sonnenblick at the time of the financings. In 2006, our 485 Lexington Avenue joint venture paid approximately $757,000 to Sonnenblick in connection with refinancing the property and increasing the first mortgage to $390.0 million. Also in 2006, an entity in which we hold a preferred equity investment paid approximately $438,000 to Sonnenblick in connection with refinancing the property held by that entity and increasing the first mortgage to $90.0 million. In 2007, our 1604–1610 Broadway joint venture paid approximately $146,500 to Sonnenblick in connection with obtaining a $27.0 million first mortgage and we paid $759,000 in connection with the refinancing of 485 Lexington Avenue.

In 2007, we paid a consulting fee of $525,000 to Stephen Wolff, the brother-in-law of Marc Holliday, in connection with our aggregate investment of $119.1 million in the joint venture that owns 800 Third Avenue and approximately $68,000 in connection with our acquisition of 16 Court Street for $107.5 million.

Management Fees

S.L. Green Management Corp. receives property management fees from an entity in which Stephen L. Green owns an interest. The aggregate amount of fees paid to S.L. Green Management Corp. from such entity was approximately $297,100 in 2007, $205,000 in 2006, and $209,000 in 2005.

Amounts due from (to) related parties at December 31 consisted of the following (in thousands):

	2007	2006
Due from joint ventures	$ 6,098	$3,479
Officers and employees	153	153
Other	6,831	3,563
Related party receivables	$13,082	$7,195

Management Indebtedness

In January 2001, Mr. Marc Holliday, then our president, received a non-recourse loan from us in the principal amount of $1.0 million pursuant to his amended and restated employment and non-competition agreement he executed at the time. This loan bore interest at the applicable federal rate per annum and was secured by a pledge of certain of Mr. Holliday's shares of our common stock. The principal of and interest on this loan was forgivable upon our attainment of specified financial performance goals prior to December 31, 2006, provided that Mr. Holliday remains employed by us until January 17, 2007. As a result of the performance goals being met, this loan was forgiven in January 2007. In April 2000, Mr. Holliday received a loan from us in the principal amount of $300,000 with a maturity date of July 2003. This loan bore interest at a rate of 6.60% per annum and was secured by a pledge of certain of Mr. Holliday's shares of our common stock. In May 2002, Mr. Holliday entered into a loan modification agreement with us in order to modify the repayment terms of the $300,000 loan. Pursuant to the agreement, $100,000 (plus accrued interest thereon) was forgivable on each of January 1, 2004, January 1, 2005 and January 1, 2006, provided that Mr. Holliday remains employed by us through each of such date. This $300,000 loan was completely forgiven in 2006.

Gramercy Capital Corp.

See Note 6. Investment in Unconsolidated Joint Ventures – Gramercy Capital Corp. for disclosure on related party transactions between Gramercy and us.

14. Stockholders' Equity

Common Stock

Our authorized capital stock consists of 260,000,000 shares, $.01 par value, of which we have authorized the issuance of up to 160,000,000 shares of common stock, $.01 par value per share, 75,000,000 shares of excess stock, at $.01 par value per share, and 25,000,000 shares of preferred stock, par value $.01 per share. As of December 31, 2007, 58,758,622 shares of common stock and no shares of excess stock were issued and outstanding.

In January 2007, we issued approximately 9.0 million shares of our common stock in connection with the Reckson Merger. These shares had a value of approximately $1.0 billion on the date the merger agreement was executed.

In March 2007, our board of directors approved a stock repurchase plan under which we can buy up to $300.0 million shares of our common stock. This plan will expire on December 31, 2008. As of January 31, 2008, we purchased and settled approximately $188.1 million, or 1,751,000 shares of our common stock at an average price of $107.45 per share.

Perpetual Preferred Stock

In December 2003, we sold 6,300,000 shares of 7.625% Series C cumulative redeemable preferred stock, or the Series C preferred stock, (including the underwriters' over-allotment option of 700,000 shares) with a mandatory liquidation preference of $25.00 per share. Net proceeds from this offering (approximately $152.0 million) were used principally to repay amounts outstanding under our secured and unsecured revolving credit facilities. The Series C preferred stock receive annual dividends of $1.90625 per share paid on a quarterly basis and dividends are cumulative, subject to certain provisions. On or after December 12, 2008, we may redeem the Series C preferred stock at par for cash at our option. The Series C preferred stock was recorded net of underwriters discount and issuance costs.

In 2004, we issued 4,000,000 shares of our 7.875% Series D cumulative redeemable preferred stock, or the Series D preferred stock, with a mandatory liquidation preference of $25.00 per share. Net proceeds from these offerings (approximately $96.3 million) were used principally to repay amounts outstanding under our secured and unsecured revolving credit facilities. The Series D preferred stock receive annual dividends of $1.96875 per share paid on a quarterly basis and dividends are cumulative, subject to certain provisions. On or after May 27, 2009, we may redeem the Series D preferred stock at par for cash at our option. The Series D preferred stock was recorded net of underwriters discount and issuance costs.

Rights Plan

In February 2000, our board of directors authorized a distribution of one preferred share purchase right, or Right, for each outstanding share of common stock under a shareholder rights plan. This distribution was made to all holders of record of the common stock on March 31, 2000. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B junior participating preferred stock, par value $0.01 per share, or Preferred Shares, at a price of $60.00 per one one-hundredth of a Preferred Share, or Purchase Price, subject to adjustment as provided in the rights agreement. The Rights expire on March 5, 2010, unless we extend the expiration date or the Right is redeemed or exchanged earlier.

The Rights are attached to each share of common stock. The Rights are generally exercisable only if a person or group becomes the beneficial owner of 17% or more of the outstanding common stock or announces a tender offer for 17% or more of the outstanding common stock, or Acquiring Person. In the event that a person or group becomes an Acquiring Person, each holder of a Right, excluding the Acquiring Person, will have the right to receive, upon exercise, common stock having a market value equal to two times the Purchase Price of the Preferred Shares.

Dividend Reinvestment and Stock Purchase Plan

We filed a registration statement with the SEC for our dividend reinvestment and stock purchase plan, or DRIP, which was declared effective on September 10, 2001, and commenced on September 24, 2001. We registered 3,000,000 shares of our common stock under the DRIP.

During the years ended December 31, 2007 and 2006, approximately 108,000 and 132,000 shares of our common stock were issued and approximately $13.8 million and $13.0 million of proceeds were received, respectively, from dividend reinvestments and/or stock purchases under the DRIP. DRIP shares may be issued at a discount to the market price.

2003 Long-Term Outperformance Compensation Program

Our board of directors adopted a long-term, seven-year compensation program for certain members of senior management. The program, which measured our performance over a 48-month period (unless terminated earlier) commencing April 1, 2003, provided that holders of our common equity were to achieve a 40% total return during the measurement period over a base share price of $30.07 per share before any restricted stock awards were granted. Plan participants would receive an award of restricted stock in an amount between 8% and 10% of the excess total return over the baseline return.

At the end of the four-year measurement period, 40% of the award will vest on the measurement date and 60% of the award will vest ratably over the subsequent three years based on continued employment. Any restricted stock to be issued under the program will be allocated from our 2005 Stock Option and Incentive Plan (as defined below), which was previously approved through a stockholder vote in May 2002. In April 2007, the Compensation Committee determined that under the terms of the 2003 Outperformance Plan, as of March 31, 2007, the performance hurdles had been met and the maximum performance pool of $22,825,000, taking into account forfeitures, was established. In connection with this event, approximately 166,312 shares of restricted stock (as adjusted for forfeitures) were allocated under the 2005 Stock Option and Incentive Plan. These awards are subject to vesting as noted above. We record the expense of the restricted stock award in accordance with SFAS 123-R. The fair value of the award on the date of grant was determined to be $3.2 million. Forty percent of the value of the award will be amortized over four years and the balance will be amortized at 20% per year over five, six and seven years, respectively, such that 20% of year five, 16.67% of year six, and 14.29% of year seven will be recorded in year one. Compensation expense of $0.4 million, $0.65 million and $0.65 million related to this plan was recorded during the years ended December 31, 2007, 2006 and 2005, respectively.

2005 Long-Term Outperformance Compensation Program

In December 2005, the compensation committee of our board of directors approved a long-term incentive compensation program, the 2005 Outperformance Plan. Participants in the 2005 Outperformance Plan will share in a "performance pool" if our total return to stockholders for the period from December 1, 2005 through November 30, 2008 exceeds a cumulative total return to stockholders of 30% during the measurement period over a base share price of $68.51 per share. The size of the pool was to be 10% of the outperformance amount in excess of the 30% benchmark, subject to a maximum dilution cap equal to the lesser of 3% of our outstanding shares and units of limited partnership interest as of December 1, 2005 or $50.0 million. In the event the potential performance pool reached this dilution cap before November 30, 2008 and remained at that level or higher for 30 consecutive days, the performance period was to end early and the pool would be formed on the last day of such 30-day period. Each participant's award under the 2005 Outperformance Plan would be designated as a specified percentage of the aggregate performance pool to be allocated to him or her assuming the 30% benchmark is achieved. Individual awards would be made in the form of partnership units, or LTIP Units, that may ultimately become exchangeable for shares of our common stock or cash, at our election. LTIP Units would be granted prior to the determination of the performance pool; however, they were only to vest upon satisfaction of performance and other thresholds, and were not entitled to distributions until after the performance pool was established. The 2005 Outperformance Plan provides that if the pool was established, each participant would also be entitled to the distributions that would have been paid on the number of LTIP Units earned, had they been issued at the beginning of the performance period. Those distributions were to be paid in the form of additional LTIP Units.

After the performance pool was established, the earned LTIP Units are to receive regular quarterly distributions on a per unit basis equal to the dividends per share paid on our common stock, whether or not they are vested. Any LTIP Units not earned upon the establishment of the performance pool were to be automatically forfeited, and the LTIP Units that are earned are subject to time-based vesting, with one-third of the LTIP Units earned vesting on November 30, 2008 and each of the first two anniversaries thereafter based on continued employment. On June 14, 2006, the Compensation Committee determined that under the terms of the 2005 Outperformance Plan, as of June 8, 2006, the performance period had accelerated and the maximum performance pool of $49,250,000, taking into account forfeitures, was established. Individual awards under the 2005 Outperformance Plan are in the form of partnership units, or LTIP Units, in our operating partnership that, subject to certain conditions, are convertible into shares of the Company's common stock or cash, at our election. The total number of LTIP Units earned by all participants as a result of the establishment of the performance pool was 490,475 and are subject to time-based vesting.

The cost of the 2005 Outperformance Plan (approximately $8.0 million, subject to adjustment for forfeitures) will continue to be amortized into earnings through the final vesting period in accordance with SFAS 123-R. We recorded approximately $2.1 million, $2.0 million and $0.3 million of compensation expense during the years ended December 31, 2007, 2006 and 2005, respectively, in connection with the 2005 Outperformance Plan.

2006 Long-Term Outperformance Compensation Program

On August 14, 2006, the compensation committee of our board of directors approved a long-term incentive compensation program, the 2006 Outperformance Plan. Participants in the 2006 Outperformance Plan will share in a "performance pool" if our total return to stockholders for the period from August 1, 2006 through July 31, 2009 exceeds a cumulative total return to stockholders of 30% during the measurement period over a base share price of $106.39 per share. The size of the pool will be 10% of the outperformance amount in excess of the 30% benchmark, subject to a maximum award of $60 million. The maximum award will be reduced by the amount of any unallocated or forfeited awards. In the event the potential performance pool reaches the maximum award before July 31, 2009 and remains at that level or higher for 30 consecutive days, the performance period will end early and the pool will be formed on the last day of such 30-day period. Each participant's award under the 2006 Outperformance Plan will be designated as a specified percentage of the aggregate performance pool. Assuming the 30% benchmark is achieved, the pool will be allocated among the participants in accordance with the percentage specified in each participant's participation agreement. Individual awards will be made in the form of partnership units, or LTIP Units, that, subject to vesting and the satisfaction of other conditions, are exchangeable for a per unit value equal to the then trading price of one share of our common stock. This value is payable in cash or, at our election, in shares of common stock. LTIP Units will be granted prior to the determination of the performance pool; however, they will only vest upon satisfaction of performance and time vesting thresholds under the 2006 Outperformance Plan, and will not be entitled to distributions until after the performance pool is established. Distributions on LTIP Units will equal the dividends paid on our common stock on a per unit basis. The 2006 Outperformance Plan provides that if the pool is established, each participant will also be entitled to the distributions that would have been paid had the number of earned LTIP Units been issued at the beginning of the performance period. Those distributions will be paid in the form of additional LTIP Units. Thereafter, distributions will be paid currently with respect to all earned LTIP Units that are a part of the performance pool, whether vested or unvested. Although the amount of earned awards under the 2006 Outperformance Plan (i.e., the number of LTIP Units earned) will be determined when the performance pool is established, not all of the awards will vest at that time. Instead, one-third of the awards will vest on July 31, 2009 and each of the first two anniversaries thereafter based on continued employment.

In the event of a change in control of our company on or after August 1, 2007, but before July 31, 2009, the performance pool will be calculated assuming the performance period ended on July 31, 2009 and the total return continued at the same annualized rate from the date of the change in control to July 31, 2009 as was achieved from August 1, 2006 to the date of the change in control; provided that the performance pool may not exceed 200% of what it would have been if it was calculated using the total return from August 1, 2006 to the date of the change in control and a prorated benchmark. In either case, the performance pool will be formed as described above if the adjusted benchmark target is achieved and all earned awards will be fully vested upon the change in control. If a change in control occurs after the performance period has ended, all unvested awards issued under our 2006 Outperformance Plan will become fully vested upon the change in control.

The cost of the 2006 Outperformance Plan (approximately $9.6 million, subject to adjustment for forfeitures) will be amortized into earnings through the final vesting period in accordance with SFAS 123-R. We recorded approximately $2.5 million and $1.1 million of compensation expense during the years ended December 31, 2007 and 2006, respectively, in connection with the 2006 Outperformance Plan.

Deferred Stock Compensation Plan for Directors

Under our Independent Director's Deferral Program, which commenced July 2004, our non-employee directors may elect to defer up to 100% of their annual retainer fee, chairman fees and meeting fees. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The phantom stock units are convertible into an equal number of shares of common stock upon such directors' termination of service from the board of directors or a change in control by us, as defined by the program. Phantom stock units are credited to each non-employee director quarterly using the closing price of our common stock on the applicable dividend record date for the respective quarter. Each participating non-employee director's account is also credited for an equivalent amount of phantom stock units based on the dividend rate for each quarter.

During the year ended December 31, 2007, approximately 4,953 phantom stock units were earned. As of December 31, 2007, there were approximately 15,513 phantom stock units outstanding.

Stock Option Plan

During August 1997, we instituted the 1997 Stock Option and Incentive Plan, or the 1997 Plan. The 1997 Plan was amended in December 1997, March 1998, March 1999 and May 2002. The 1997 Plan, as amended, authorizes (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Code, or ISOs, (ii) the grant of stock options that do not qualify, or NQSOs, (iii) the grant of stock options in lieu of cash Directors' fees and (iv) grants of shares of restricted and unrestricted common stock. The exercise price of stock options are determined by our compensation committee, but may not be less than 100% of the fair market value of the shares of our common stock on the date of grant. At December 31, 2007, approximately 0.5 million shares of our common stock were reserved for issuance under the 1997 Plan.

Amended and Restated 2005 Stock Option and Incentive Plan

The amended and restated 2005 Stock Option and Incentive Plan was approved by our board of directors in March 2007 and our stockholders in May 2007 at our annual meeting of stockholders. Subject to adjustments upon certain corporate transactions or events, up to a maximum of 7,000,000 shares, or the Fungible Pool Limit, may be granted as Options, Restricted Stock, Phantom Shares, dividend equivalent rights and other equity-based awards under the amended and restated 2005 stock option and incentive plan, or the 2005 Plan. As described below, the manner in which the Fungible Pool Limit is finally determined can ultimately result in the issuance under the 2005 Plan of up to 6,000,000 shares (subject to adjustments upon certain corporate transactions or events). Each share issued or to be issued in connection with "Full-Value Awards" (as defined below) that vest or are granted based on the achievement of certain performance goals that are based on (A) FFO growth, (B) total return to stockholders (either in absolute terms or compared with a peer group of other companies) or (C) a combination of the foregoing (as set forth in the 2005 Plan), shall be counted against the Fungible Pool Limit as 2.0 units. "Full-Value Awards" are awards other than Options, Stock Appreciation Rights or other awards that do not deliver the full value at grant thereof of the underlying shares (e.g., Restricted Stock). Each share issued or to be issued in connection with any other Full-Value Awards shall be counted against the Fungible Pool Limit as 3.0 units. Options, Stock Appreciation Rights and other awards that do not deliver the value at grant thereof of the underlying shares and that expire 10 years from the date of grant shall be counted against the Fungible Pool Limit as one unit. Options, Stock Appreciation Rights and other awards that do not deliver the value at grant thereof of the underlying shares and that expire five years from the date of grant shall be counted against the Fungible Pool Limit as 0.7 of a unit, or five-year option. Thus, under the foregoing rules, depending on the type of grants made, as many as 6,000,000 shares could be the subject of grants under the 2005 Plan. At the end of the third calendar year following April 1, 2005, which is the effective date of the original 2005 Plan, as well as at the end of the third calendar year following April 1, 2007, which is the effective date of the 2005 Plan, (i) the three-year average of (A) the number of shares subject to awards granted in a single year, divided by (B) the number of shares of our outstanding common stock at the end of such year shall not exceed the (ii) greater of (A) 2%, with respect to the third calendar year following April 1, 2005, or 2.23%, with respect to the third calendar year following April 1, 2007, or (B) the mean of the applicable peer group. For purposes of calculating the number of shares granted in a year in connection with the limitation set forth in the foregoing sentence, shares underlying Full-Value Awards will be taken into account as (i) 1.5 shares if our annual common stock price volatility is 53% or higher, (ii) two shares if our annual common stock price volatility is between 25% and 52%, and (iii) four shares if our annual common stock price volatility is less than 25%. No award may be granted to any person who, assuming exercise of all options and payment of all awards held by such person, would own or be deemed to own more than 9.8% of the outstanding shares of the Company's common stock. In addition, subject to adjustment upon certain corporate transactions or events, a participant may not receive awards (with shares subject to awards being counted, depending on the type of award, in the proportions ranging from 0.7 to 3.0, as described above) in any one year covering more than 700,000 shares; thus, under this provision, depending on the type of grant involved, as many as 1,000,000 shares can be the subject of option grants to any one person in any year, and as many as 350,000 shares may be granted as restricted stock (or be the subject of other Full-Value Grants) to any one person in any year. If an option or other award granted under the 2005 Plan expires or terminates, the common stock subject to any portion of the award that expires or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Shares of our common stock distributed under the 2005 Plan may be treasury shares or authorized but unissued shares. Unless the 2005 Plan is previously terminated by the Board, no new Award may be granted under the 2005 Plan after the tenth anniversary of the date that the 2005 Plan was approved by the Board. At December 31, 2007, approximately 4.3 million shares of our common stock, calculated on a weighted basis, were available for issuance under the 2005 Plan, or 6.1 million if all shares available under the 2005 Plan were issued as five-year options.

Options are granted under the plan at the fair market value on the date of grant and, subject to termination of employment, generally expire ten years from the date of grant, are not transferable other than on death, and generally vest in one to five years commencing one year from the date of grant.

A summary of the status of our stock options as of December 31, 2007, 2006 and 2005 and changes during the years then ended are presented below:

	2007		2006		2005	
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance at beginning of year	1,645,643	$ 58.77	1,731,258	$ 41.25	2,169,762	$29.39
Granted	531,000	$143.22	403,500	$103.30	466,203	$65.22
Exercised	(348,458)	$ 36.95	(444,449)	$ 32.29	(888,374)	$27.34
Lapsed or cancelled	(53,800)	$ 62.81	(44,666)	$ 40.58	(16,333)	$38.87
Balance at end of year	1,774,385	$ 88.21	1,645,643	$ 58.77	1,731,258	$41.25
Options exercisable at end of year	780,171	$ 54.00	597,974	$ 52.72	599,828	$50.57
Weighted average fair value of options granted during the year	$16,619,000		$7,805,000		$3,538,000	

The weighted average fair value of restricted stock granted during the year was approximately $56.3 million.

All options were granted within a price range of $18.44 to $152.76. The remaining weighted average contractual life of the options outstanding and exercisable was 7.5 years and 6.2 years, respectively.

Earnings Per Share

Earnings per share for the years ended December 31, is computed as follows (in thousands):

Numerator (Income)	2007	2006	2005
Basic Earnings:			
Income available to common stockholders	$640,535	$200,844	$137,544
Effect of Dilutive Securities:			
Redemption of units to common shares	26,675	11,436	8,222
Stock options	-	-	-
Diluted Earnings:			
Income available to common stockholders	$667,210	$212,280	$145,766

Denominator Weighted Average (Shares)	2007	2006	2005
Basic Shares:			
Shares available to common stockholders	58,742	44,593	41,793
Effect of Dilutive Securities:			
Redemption of units to common shares	2,446	2,511	2,499
4.0% exchangeable senior debentures	-	-	-
Stock-based compensation plans	697	1,391	1,212
Diluted Shares	61,885	48,495	45,504

15. Minority Interest

The unit holders represent the minority interest ownership in our operating partnership. As of December 31, 2007 and 2006, the minority interest unit holders owned 3.83% (2,340,359 units) and 5.1% (2,693,900 units) of our operating partnership, respectively. At December 31, 2007, 2,340,359 shares of our common stock were reserved for the conversion of units of limited partnership interest in our operating partnership.

16. Benefit Plans

The building employees are covered by multi-employer defined benefit pension plans and post-retirement health and welfare plans. Contributions to these plans amounted to approximately $9.2 million, $5.5 million and $4.6 million during the years ended December 31, 2007, 2006 and 2005, respectively. Separate actuarial information regarding such plans is not made available to the contributing employers by the union administrators or trustees, since the plans do not maintain separate records for each reporting unit.

Executive Stock Compensation

Effective January 1, 1999, we implemented a deferred compensation plan, or the Deferred Plan, covering certain of our employees, including our executives. In connection with the Deferred Plan, we issued 435,583, 102,826 and 251,293 restricted shares in 2007, 2006 and 2005, respectively. The shares issued under the Deferred Plan were granted to certain employees, including our executives and vesting will occur annually upon the completion of a service period or our meeting established financial performance criteria. Annual vesting occurs at rates ranging from 15% to 35% once performance criteria are reached. During 2007, 228,515 of these shares had vested and 11,801 had been retired. We recorded compensation expense of approximately $20.0 million, $9.6 million and $4.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

401(K) Plan

During August 1997, we implemented a 401(K) Savings/Retirement Plan, or the 401(K) Plan, to cover eligible employees of ours, and any designated affiliate. The 401(K) Plan permits eligible employees to defer up to 15% of their annual compensation, subject to certain limitations imposed by the Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(K) Plan. During 2000, we amended our 401(K) Plan to include a matching contribution, subject to ERISA limitations, equal to 50% of the first 4% of annual compensation deferred by an employee. During 2003, we amended our 401(K) Plan to provide for discretionary matching contributions only. For 2007 and 2006, a matching contribution equal to 50% of the first 6% of annual compensation was made. For the years ended December 31, 2007, 2006 and, 2005, we made matching contributions of approximately $457,000, $320,000 and $270,000, respectively.

17. Commitments and Contingencies

We and our operating partnership are not presently involved in any material litigation nor, to our knowledge, is any material litigation threatened against us or our properties, other than routine litigation arising in the ordinary course of business. Management believes the costs, if any, incurred by us and our operating partnership related to this litigation will not materially affect our financial position, operating results or liquidity.

We have entered into employment agreements with certain executives, which expire between December 2008 and December 2010. The minimum cash-based compensation, including base salary and guaranteed bonus payments, associated with these employment agreements totals approximately $3.5 million for 2008.

During March 1998, we acquired an operating sub-leasehold position at 420 Lexington Avenue. The operating sub-leasehold position requires annual ground lease payments totaling $6.0 million and sub-leasehold position payments totaling $1.1 million (excluding an operating sub-lease position purchased January 1999). The ground lease and sub-leasehold positions expire in 2008. In June 2007, we renewed and extended the maturity date of the ground lease at 420 Lexington Avenue through December 31, 2029, with an option for further extension through 2080. Ground lease rent payments through 2029 will total approximately $12.2 million per year. Thereafter, the ground lease will be subject to a revaluation by the parties thereto.

The property located at 711 Third Avenue operates under an operating sub-lease, which expires in 2083. Under the sub-lease, we are responsible for ground rent payments of $1.55 million annually through July 2011 on the 50% portion of the fee we do not own. The ground rent is reset after July 2011 based on the estimated fair market value of the property. We have an option to buy out the sub-lease at a fixed future date.

The property located at 461 Fifth Avenue operates under a ground lease (approximately $2.1 million annually) with a term expiration date of 2027 and with two options to renew for an additional 21 years each, followed by a third option for 15 years. We also have an option to purchase the ground lease for a fixed price on a specific date.

The property located at 625 Madison Avenue operates under a ground lease (approximately $4.6 million annually) with a term expiration date of 2022 and with two options to renew for an additional 23 years.

The property located at 1185 Avenue of the Americas operates under a ground lease (approximately $8.7 million annually) with a term expiration of 2020 and with an option to renew for an additional 23 years.

In April 1988, the SL Green predecessor entered into a lease agreement for property at 673 First Avenue, which has been capitalized for financial statement purposes. Land was estimated to be approximately 70% of the fair market value of the property. The portion of the lease attributed to land is classified as an operating lease and the remainder as a capital lease. The initial lease term is 49 years with an option for an additional 26 years. Beginning in lease years 11 and 25, the lessor is entitled to additional rent as defined by the lease agreement.

We continue to lease the 673 First Avenue property, which has been classified as a capital lease with a cost basis of $12.2 million and cumulative amortization of $4.9 million and $4.7 million at December 31, 2007 and 2006, respectively.

The following is a schedule of future minimum lease payments under capital leases and noncancellable operating leases with initial terms in excess of one year as of December 31, 2007 (in thousands):

December 31,	Capital Lease	Non-cancellable Operating Leases
2008	$ 1,416	$ 34,977
2009	1,416	32,803
2010	1,451	32,362
2011	1,555	29,588
2012	1,555	28,708
Thereafter	48,760	611,036
Total minimum lease payments	56,153	$769,474
Less amount representing interest	(39,611)	
Present value of net minimum lease payments	$ 16,542	

18. Financial Instruments: Derivatives and Hedging

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," we recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS No. 133 may increase or decrease reported net income and stockholders' equity prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows.

The following table summarizes the notional and fair value of our derivative financial instruments at December 31, 2007. The notional value is an indication of the extent of our involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks (in thousands).

	Notional Value	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest Rate Swap	$100,000	4.650%	5/2006	12/2008	$(716)
Interest Rate Swap	$ 60,000	4.364%	1/2007	5/2010	(951)
Interest Rate Cap	$112,700	6.000%	7/2006	8/2008	23
Interest Rate Cap	$192,500	6.000%	6/2007	1/2008	–
Interest Rate Cap	$128,000	6.000%	1/2007	2/2009	–

On December 31, 2007, the derivative instruments were reported as an obligation at their fair value of approximately $1.6 million. This is included in Other Liabilities on the consolidated balance sheet at December 31, 2007. Offsetting adjustments are represented as deferred gains or losses in Accumulated Other Comprehensive Income of $4.9 million, including a gain of approximately $7.2 million from the settlement of a forward swap, which is being amortized over the ten-year term of its related mortgage obligation from December 2003. Currently, all of our derivative instruments are designated as effective hedging instruments.

Over time, the realized and unrealized gains and losses held in Accumulated Other Comprehensive Income will be reclassified into earnings as a reduction to interest expense in the same periods in which the hedged interest payments affect earnings. We estimate that approximately $1.1 million of the current balance held in Accumulated Other Comprehensive Income will be reclassified into earnings within the next 12 months.

We are hedging exposure to variability in future cash flows for forecasted transactions in addition to anticipated future interest payments on existing debt.

19. Environmental Matters

Our management believes that the properties are in compliance in all material respects with applicable Federal, state and local ordinances and regulations regarding environmental issues. Management is not aware of any environmental liability that it believes would have a materially adverse impact on our financial position, results of operations or cash flows. Management is unaware of any instances in which it would incur significant environmental cost if any of the properties were sold.

20. Segment Information

We are a REIT engaged in owning, managing, leasing, acquiring and repositioning commercial office and retail properties in the New York Metro area and have two reportable segments, real estate and structured finance investments. Our investment in Gramercy and its related earnings are included in the structured finance segment. We evaluate real estate performance and allocate resources based on earnings contribution to income from continuing operations.

Our real estate portfolio is primarily located in the geographical markets of New York Metro area. The primary sources of revenue are generated from tenant rents and escalations and reimbursement revenue. Real estate property operating expenses consist primarily of security, maintenance, utility costs, real estate taxes and ground rent expense (at certain applicable properties). See Note 5 for additional details on our structured finance investments.

Selected results of operations for the years ended December 31, 2007, 2006 and 2005, and selected asset information as of December 31, 2007 and 2006, regarding our operating segments are as follows (in thousands):

	Real Estate Segment	Structured Finance Segment	Total Company
Total revenues			
Year ended:			
December 31, 2007	$ 925,652	$128,871	$ 1,054,523
December 31, 2006	407,599	86,228	493,827
December 31, 2005	310,824	57,860	368,684
Income from continuing operations:			
Year ended:			
December 31, 2007	$ 90,495	$ 76,014	$ 166,509
December 31, 2006	52,216	55,405	107,621
December 31, 2005	67,352	36,503	103,855
Total assets			
As of:			
December 31, 2007	$10,446,673	$983,405	$11,430,078
December 31, 2006	4,065,074	567,153	4,632,227

Income from continuing operations represents total revenues less total expenses for the real estate segment and total revenues less allocated interest expense for the structured finance segment. Interest costs for the structured finance segment are imputed assuming 100% leverage at our unsecured revolving credit facility borrowing cost. We do not allocate marketing, general and administrative expenses (approximately $105.0 million, $65.7 million and $44.2 million for the years ended December 31, 2007, 2006 and 2005, respectively) to the structured finance segment, since we base performance on the individual segments prior to allocating marketing, general and administrative expenses. All other expenses, except interest, relate entirely to the real estate assets.

There were no transactions between the above two segments.

The table below reconciles income from continuing operations before minority interest to net income available to common stockholders for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	Years ended December 31,		
	2007	2006	2005
Income from continuing operations before minority interest	$158,931	$114,440	$ 98,137
Equity in net gain on sale of unconsolidated joint venture/partial interest	31,509	-	11,550
Gain on sale of partial interest	-	3,451	-
Minority interest in operating partnership attributable to continuing operations	(6,107)	(5,060)	(5,023)
Minority interest in other partnerships	(17,824)	(5,210)	(809)
Net income from continuing operations	166,509	107,621	103,855
Income from discontinued operations, net of minority interest	12,151	19,122	19,689
Gain on sale of discontinued operations, net of minority interest	481,750	93,976	33,875
Net income	660,410	220,719	157,419
Preferred stock dividends	(19,875)	(19,875)	(19,875)
Net income available to common stockholders	$640,535	$200,844	$137,544

21. Supplemental Disclosure of Non-Cash Investing and Financing Activities

The following table provides information on non-cash investing and financing activities (in thousands):

	Years ended December 31,	
	2007	2006
Issuance of common stock as deferred compensation	$ 654	$ 8,215
Redemption of units and dividend reinvestments	24,441	19,448
Derivative instruments at fair value	(9,417)	(231)
Fair value of above- and below-market leases and in-place lease value (SFAS No. 141) in connection with acquisitions	173,358	8,997
Tenant improvements and capital expenditures payable	4,561	12,649
Assumption of joint venture mortgage	676,800	-
Real estate investments consolidated under FIN 46R	85,636	19,163
Transfer of real estate to joint venture	5,018	237,918
Assignment of mortgage to joint venture	27,000	260,859
Assignment of minority interest to joint venture	-	5,750
Issuance of preferred units	1,200	63,891
Common stock issued for Reckson Merger	1,010,078	-
Assumption of mortgage loans and unsecured notes upon acquisition of real estate	1,548,756	102,000
SFAS 141 mark-to-market of debt assumed	54,270	-
Net operating liabilities assumed	23,474	3,725

22. Quarterly Financial Data (unaudited)

As a result of the adoption of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections," we are providing updated summary selected quarterly financial information, which is included below reflecting the prior period reclassification as discontinued operations of the properties classified as held for sale during 2007.

Quarterly data for the last two years is presented in the tables below (in thousands).

2007 Quarter Ended	December 31	September 30	June 30	March 31
Total revenues	$263,537	$253,269	$251,811	$285,917
Income net of minority interest and before gain on sale	17,277	20,931	24,436	70,077
Equity in net gain on sale of joint venture property	-	-	-	31,509
Discontinued operations	1,661	2,392	4,508	3,581
Gain on sale of discontinued operations	114,697	80,214	241,906	47,229
Net income before preferred dividends	133,635	103,537	270,850	152,396
Preferred stock dividends	(4,969)	(4,969)	(4,969)	(4,969)
Income available to common stockholders	$128,666	$ 98,568	$265,881	$147,427
Net income per common share – Basic	$ 2.18	$ 1.66	$ 4.47	$ 2.60
Net income per common share – Diluted	$ 2.16	$ 1.64	$ 4.38	$ 2.53

2006 Quarter Ended	December 31	September 30	June 30	March 31
Total revenues	$145,305	$123,084	$118,544	$107,100
Income net of minority interest and before gain on sale	27,460	23,374	28,531	24,066
Equity in net gain on sale of joint venture property	-	-	-	-
Gain on sale of partial interest	3,451	-	-	-
Discontinued operations	3,416	5,653	5,498	4,635
Gain on sale of discontinued operations	-	94,631	-	-
Net income before preferred dividends	34,327	123,658	34,029	28,701
Preferred stock dividends	(4,969)	(4,969)	(4,969)	(4,969)
Income available to common stockholders	$ 29,358	$118,689	$ 29,060	$ 23,732
Net income per common share - Basic	$ 0.62	$ 2.62	$ 0.67	$ 0.55
Net income per common share -Diluted	$ 0.62	$ 2.53	$ 0.65	$ 0.54

23. Subsequent Events

In January 2008, the joint venture that owns 1250 Broadway entered into an agreement to sell the property for $310.0 million. The sale, which is subject to customary closing conditions, is expected to close during the second quarter of 2008.

In February 2008, we, through our joint venture with Jeff Sutton, acquired the properties located at 182 Broadway and 63 Nassau Street for approximately $26.9 million. These properties are located adjacent to 180 Broadway which we acquired in August 2007. We also closed on a $31.0 million loan which bears interest at 225 basis points over the 30-day LIBOR. The loan has a three-year term and two one-year extensions. We drew down $21.1 million at the closing.

On September 18, 2007, our board of directors adopted, subject to stockholder approval, the 2008 Employee Stock Purchase Plan, or ESPP, to encourage our employees to increase their efforts to make our business more successful by providing equity-based incentives to eligible employees. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended, and has been adopted by the board to enable our eligible employees to purchase our shares of common stock through payroll deductions. The ESPP became effective on January 1, 2008 with a maximum of 500,000 shares of the common stock available for issuance, subject to adjustment upon a merger, reorganization, stock split or other similar corporate change. We filed a registration statement on Form S-8 with the Securities and Exchange Commission with respect to the ESPP. The common stock will be offered for purchase through a series of successive offering periods. Each offering period will be three months in duration and will begin on the first day of each calendar quarter, with the first offering period having commenced on January 1, 2008. The ESPP provides for eligible employees to purchase the common stock at a purchase price equal to 85% of the lesser of (1) the market value of the common stock on the first day of the offering period or (2) the market value of the common stock on the last day of the offering period. The ESPP will be submitted to our stockholders for approval at our 2008 annual meeting of stockholders.

On November 2, 2007, Gramercy entered into an agreement and plan of merger (the "Merger Agreement") with American Financial Realty Trust ("AFR"). We have agreed to fund $50.0 million of the up to $850.0 million loan commitment that has been provided to Gramercy in connection with the proposed merger. Contemporaneously with the execution and delivery of the Merger Agreement, AFR entered into a voting agreement with our operating partnership, which currently owns approximately 21.96% of Gramercy's common stock, pursuant to which our operating partnership agreed to, among other things; vote its shares of Gramercy's common stock in favor of the issuance of Gramercy's common stock in the proposed merger. Our operating partnership will not purchase any shares of Gramercy's common stock in connection with the issuance of Gramercy's common stock in the proposed merger. As a result, our operating partnership's current ownership interest in Gramercy will be diluted upon consummation of the merger. On February 13, 2008, the stockholders of Gramercy and AFR approved the merger, which is expected to be completed during the second half of March 2008.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SL GREEN REALTY CORP.

We have audited the accompanying consolidated balance sheets of SL Green Realty Corp. (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting that amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, SL Green Realty Corp. adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" and EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
February 27, 2008

Report of Independent Registered Public Accounting Firm

*TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS
OF SL GREEN REALTY CORP.*

We have audited SL Green Realty Corp.'s (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007 of the Company and our report dated February 27, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
February 27, 2008

Report of Management

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports. Also, we have investments in certain unconsolidated entities. As we do not control these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to give reasonable assurances to the timely collection, evaluation and disclosure of information relating to the Company that would potentially be subject to disclosure under the Exchange Act and the rules and regulations promulgated thereunder.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2007.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes in our internal control over financial reporting during the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reports.



Mark Holliday
Chief Executive Officer



Gregory F. Hughes
Chief Financial Officer and
Chief Operating Officer

Corporate Directory

DIRECTORS – NON-OFFICERS

John H. Alschuler, Jr.
Executive Committee; Audit Committee; Compensation Committee, Chairman; Nominating and Corporate Governance Committee; President, Hamilton, Rabinowitz & Alschuler, Inc.

Edwin Thomas Burton, III
Audit Committee, Chairman; Compensation Committee; Nominating and Corporate Governance Committee; Professor of Economics, University of Virginia

John S. Levy
Audit Committee; Compensation Committee; Nominating and Corporate Governance Committee, Chairman; Private Investor

OFFICERS

Stephen L. Green
Chairman of the Board; Executive Officer Executive Committee

Marc Holliday
Chief Executive Officer; Director, Executive Committee

Gregory F. Hughes
Chief Financial Officer & Chief Operating Officer

Andrew W. Mathias
Chief Investment Officer & President

Andrew S. Levine
Chief Legal Counsel

COUNSEL

Clifford Chance US LLP
New York, NY

AUDITORS

Ernst & Young LLP
New York, NY

REGISTRAR & TRANSFER AGENT

The Bank of New York
Address Shareholder Inquiries To:
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
800-524-4458
610-382-7833
(Outside the U.S.)
888-269-5221
(Hearing Impaired-TDD Phone)
E-mail: Shareowners@bankofny.com
Web Site: http://www.stockbny.com
Send Certificates For Transfer and Address Changes To:
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

STOCK LISTING

NYSE Symbol: SLG, SLG PrC, SLG PrD

INVESTOR RELATIONS

420 Lexington Avenue
New York, NY 10170
Tel: 212-216-1601
E-mail: investor.relations@slgreen.com

ANNUAL REPORT, FORM 10-K

To request a copy of the annual report on Form 10-K, free of charge, from the Company, contact Investor Relations.

ANNUAL MEETING

Wednesday, June 25, 2008, 10:00 a.m. at the Grand Hyatt New York Hotel, Park Avenue at Grand Central Terminal, 109 East 42nd Street, New York, New York

SHAREHOLDERS

On March 31, 2008, the Company had approximately 38,000 shareholders.

EXECUTIVE OFFICES

420 Lexington Avenue
New York, NY 10170
Tel: 212-594-2700 Fax: 212-216-1785
www.slgreen.com

STOCK MARKET INFORMATION

Our common stock began trading on the New York Stock Exchange, or the NYSE, on August 15, 1997 under the symbol "SLG." On February 15, 2008, the reported closing sale price per share of common stock on the NYSE was $87.88 and there were approximately 427 holders of record of our common stock. The table below sets forth the quarterly high and low closing sales prices of the common stock on the NYSE and the distributions paid by us with respect to the periods indicated.

	2007			2006		
Quarter Period	High	Low	Dividends	High	Low	Dividends
1/1–3/31	$156.10	$131.81	$ 0.70	$103.09	$ 77.70	$0.60
4/1–6/30	$143.47	$122.78	$ 0.70	$109.47	$ 95.31	$0.60
1/1–9/30	$139.26	$101.61	$ 0.70	$115.90	$107.17	$0.60
10/1–12/31	$123.28	$ 89.43	$0.788	$139.50	$112.37	$0.70

We submitted a Section 12(a) CEO Certification to the NYSE. In addition, we have filed with the SEC the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2007.

A TRIUMPHANT RETURN!

It was on August 20, 1997 that Company founder and then-President and Chief Executive Officer Stephen L. Green and his executive team stood on the New York Stock Exchange podium and chimed the opening bell, officially launching trading of SL Green Realty Corp. stock (NYSE: SLG). "To own a share of SL Green is to own a PIECE OF NEW YORK!*" he touted. Today, that statement is truer than ever, as SL Green stands tall as the City's largest landlord. To celebrate our past and to welcome our future, we all gathered where it all officially began—on the celebrated floor of the NYSE once again. Cheers to New York City! Cheers to SL Green!*






END